SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 So Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1529	13 – FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br
01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson José Jamel
2 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1529	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 - DATE OF THE FISCAL YEAR BEGINNING	2 - DATE OF THE FISCAL YEAR END
1- Last	01/01/2009	12/31/2009
2 - Next to last	01/01/2008	12/31/2008
3 - Last but two	01/01/2007	12/31/2007
4 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes		5 - CVM CODE 00418-9
6 - PARTNER IN CHARGE Guilherme Roslindo Nunes		7 - PARTNER’S CPF (Individual Tax ID) 201.828.928-40

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2009	2 12/31/2008	3 12/31/2007
Paid-in Capital
1 – Common	346,595	345,508	345,055
2 – Preferred	270,393	269,428	279,362
3 – Total	616,988	614,936	624,417
Treasury shares
4 – Common	121	105	1,191
5 – Preferred	431	827	7,668
6 – Total	552	932	8,859

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Manufacturing and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/13/2009	Interest on shareholders’ equity	05/29/2009	Common	0.4100000000
02	RCA	04/13/2009	Interest on shareholders’ equity	05/29/2009	Preferred	0.4510000000
03	RCA	06/29/2009	Dividend	07/31/2009	Common	0.7800000000
04	RCA	06/29/2009	Dividend	07/31/2009	Preferred	0.8580000000
05	RCA	06/29/2009	Interest on shareholders’ equity	07/31/2009	Common	0.3800000000
06	RCA	06/29/2009	Interest on shareholders’ equity	07/31/2009	Preferred	0.4180000000
07	RCA	08/11/2009	Dividend	10/02/2009	Common	1.3000000000
08	RCA	08/11/2009	Dividend	10/02/2009	Preferred	1.4300000000
09	RCA	08/11/2009	Interest on shareholders’ equity	10/02/2009	Common	0.2500000000
10	RCA	08/11/2009	Interest on shareholders’ equity	10/02/2009	Preferred	0.2750000000
11	RCA	11/09/2009	Dividend	12/18/2009	Common	1.4800000000
12	RCA	11/09/2009	Dividend	12/18/2009	Preferred	1.6280000000
13	RCA	11/09/2009	Interest on shareholders’ equity	12/18/2009	Common	0.5400000000
14	RCA	11/09/2009	Interest on shareholders’ equity	12/18/2009	Preferred	0.5940000000

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
1	Total assets	40,101,017	41,812,972	37,680,403
1.01	Current assets	10,303,222	9,293,332	7,477,710
1.01.01	Available funds	4,042,933	3,298,866	2,308,229
1.01.01.01	Cash and cash equivalents	4,042,933	3,298,866	2,308,229
1.01.02	Credits	3,858,918	3,173,669	2,835,313
1.01.02.01	Clients	1,758,538	1,770,054	1,724,731
1.01.02.02	Sundry credits	2,100,380	1,403,615	1,110,582
1.01.02.02.01	Financial investments	73,305	67	174,806
1.01.02.02.02	Recoverable taxes	986,232	479,714	528,909
1.01.02.02.03	Unrealized gains derivatives	975,573	819,403	336,889
1.01.02.02.04	Receivable from related parties	12,739	64,339	35,483
1.01.02.02.05	Other credits	52,531	40,092	34,495
1.01.03	Inventories	1,488,075	2,018,075	1,450,915
1.01.03.01	Finished goods	363,421	435,554	353,924
1.01.03.02	Work in process	106,189	113,384	86,892
1.01.03.03	Raw materials	735,284	1,074,662	771,020
1.01.03.04	Production materials	50,262	214,441	178,017
1.01.03.05	Warehouse and other supplies	251,181	195,445	87,644
1.01.03.06	Provision for losses	(18,262)	(15,411)	(26,582)
1.01.04	Other	913,296	802,722	883,253
1.01.04.01	Dividends and/or Interest on shareholders’ equity	0	0	0
1.01.04.02	Deferred income and social contribution taxes	0	0	0
1.01.04.03	Prepaid expenses	467,492	402,027	395,064
1.01.04.04	Assets held for sale	60,182	67,938	102,620
1.01.04.05	Other assets	385,622	332,757	385,569
1.02	Non-current assets	29,797,795	32,519,640	30,202,693
1.02.01	Long-term assets	3,718,357	4,779,268	4,909,521
1.02.01.01	Sundry credits	2,113,233	2,682,795	2,638,179
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	497,834	547,615	556,201
1.02.01.01.02	Deferred income and social contribution taxes	1,368,518	1,817,767	1,841,388
1.02.01.01.03	Financial investments	246,881	317,413	240,590
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Direct and Indirect Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	1,605,124	2,096,473	2,271,342
1.02.01.03.01	Asset surplus – Instituto AmBev	13,673	19,872	18,503
1.02.01.03.02	Recoverable taxes	1,521,818	1,977,222	2,190,398
1.02.01.03.03	Other	69,633	99,379	62,441
1.02.02	Permanent assets	26,079,438	27,740,372	25,293,172
1.02.02.01	Investments	24,278	30,445	22,465
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	0	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0	0
1.02.02.01.03	Other investments	24,278	30,445	22,465
1.02.02.02	Property, plant and equipment	6,595,072	7,304,600	6,047,542
1.02.02.03	Intangible assets	19,460,088	20,405,327	19,223,165

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
2	Total liabilities	40,101,017	41,812,972	37,680,403
2.01	Current liabilities	8,491,715	10,537,050	8,396,406
2.01.01	Loans and financings	801,064	2,701,694	2,102,458
2.01.02	Debentures	0	886,510	168,080
2.01.03	Suppliers	3,347,185	3,205,917	2,480,172
2.01.04	Taxes, fees and contributions	2,670,867	2,006,337	1,937,980
2.01.04.01	Income and social contribution taxes	1,295,953	680,792	844,248
2.01.04.02	Other taxes, charges and contributions	1,374,914	1,325,545	1,093,732
2.01.05	Dividends payable	67,297	300,087	36,109
2.01.05.01	Dividends payable	67,297	300,087	36,109
2.01.06	Provisions	92,624	90,287	60,919
2.01.06.01	Contingencies	92,624	90,287	60,919
2.01.06.02	Other provisions	0	0	0
2.01.07	Accounts payable to related parties	225,326	114,778	41,665
2.01.08	Other	1,287,352	1,231,440	1,569,023
2.01.08.01	Payroll, profit sharing and related charges	432,902	308,584	385,535
2.01.08.02	Losses on derivatives	666,233	418,763	733,919
2.01.08.03	Restructuring	3,568	11,486	22,277
2.01.08.04	Bank overdraft	18,619	18,820	67,325
2.01.08.05	Other liabilities	166,030	473,787	359,967
2.02	Non-current liabilities	9,313,191	10,264,345	10,657,318
2.02.01	Long-term liabilities	9,313,191	10,264,345	10,657,318
2.02.01.01	Loans and financings	5,212,441	5,822,342	6,283,058
2.02.01.02	Debentures	1,247,732	1,247,281	1,247,281
2.02.01.03	Provisions	919,372	962,899	950,082
2.02.01.03.01	Contingencies	916,535	958,867	937,800
2.02.01.03.02	Restructuring	2,837	4,032	12,282
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	1,933,646	2,231,823	2,176,897
2.02.01.06.01	Provision for medical assistance benefits/Other	767,905	784,290	814,141
2.02.01.06.02	Deferred income and social contribution taxes	502,190	821,151	697,222
2.02.01.06.03	Other liabilities	663,551	626,382	665,534
2.03	Deferred income	0	0	0
2.04	Minority interest	278,661	224,060	506,692
2.05	Shareholders’ equity	22,017,450	20,787,517	18,119,987
2.05.01	Capital Stock	6,832,078	6,601,990	6,105,207
2.05.02	Capital reserves	(1,365,576)	321,530	(944,654)
2.05.02.01	Share-based payment	234,086	151,731	118,358
2.05.02.02	Translation reserves	(856,909)	687,243	(508,191)
2.05.02.03	Cash flow – hedge	(13,994)	105,342	38,282

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
2.05.02.04	Actuarial gains/losses	(616,427)	(529,611)	(507,014)
2.05.02.05	Results on Treasury Shares	(112,332)	(93,175)	(86,089)
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.05.04	Profit reserves	16,550,948	13,863,997	12,959,434
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	16,550,948	13,863,997	12,959,434
2.05.04.07.01	Retained Earnings	16,598,677	13,973,274	14,118,303
2.05.04.07.02	Treasury Shares	(47,729)	(109,277)	(1,158,869)
2.05.05	Equity Valuation Adjustments	0	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	0	0
2.05.07	Advances for future capital increase	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Gross sales and/or services	41,484,175	34,919,185	31,936,694
3.02	Gross sales deductions	(18,290,127)	(14,206,004)	(12,357,182)
3.03	Net sales and/or services	23,194,048	20,713,181	19,579,512
3.04	Cost of sales and/or services	(7,717,722)	(7,205,727)	(6,588,108)
3.05	Gross income	15,476,326	13,507,454	12,991,404
3.06	Operating Expenses/Income	(6,840,501)	(6,808,660)	(6,323,694)
3.06.01	Selling	(5,511,129)	(4,938,030)	(4,591,601)
3.06.02	General and administrative	(1,084,442)	(1,008,877)	(941,536)
3.06.03	Financial	(982,093)	(1,190,767)	(1,163,053)
3.06.03.01	Financial income	366,376	256,793	236,267
3.06.03.02	Financial expenses	(1,348,469)	(1,447,560)	(1.399,320)
3.06.04	Other operating income	861,134	474,861	458,154
3.06.04.01	Recurring	617,199	474,861	363,015
3.06.04.02	Special Items	243,935	0	95,139
3.06.05	Other operating expenses	(124,649)	(148,165)	(89,851)
3.06.05.01	Recurring	(77,310)	(88,954)	(67,244)
3.06.05.02	Special Items	(47,339)	(59,211)	(22,607)
3.06.06	Share of results of associates	678	2,318	4,193
3.07	Operating income	8,635,825	6,698,794	6,667,710
3.08	Non-operating income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes/profit sharing	8,635,825	6,698,794	6,667,710
3.10	Provision for Income and social contribution taxes	(1,304,029)	(1,374,128)	(864,312)
3.11	Deferred income tax	(904,104)	(73,029)	(645,759)
3.12	Statutory Holdings/Contributions	(439,347)	(60,745)	(88,813)
3.12.01	Holdings	(439,347)	(60,745)	(88,813)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.14	Minority interest	(2,295)	(71,792)	(65,390)
3.15	Income/Loss for the Period	5,986,050	5,119,100	5,003,436
	NUMBER OF OUTSTANDING SHARES, EX. TREASURY SHARES (in thousands)	616,436	614,004	615,558
	EARNINGS PER SHARE (Reais)	9.71074	8.33724	8.12829
	LOSS PER SHARE (Reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED STATEMENT OF CASH FLOW - INDIRECT METHOD (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net cash from operating activities	8,697,048	7,032,595	7,208,957
4.01.01	Cash generated in the operations	10,823,659	9,383,125	9,054,117
4.01.01.01	Net income	5,988,345	5,190,892	5,068,826
4.01.01.02	Depreciation , amortization and impairment	1,376,486	1,290,741	1,084,928
4.01.01.03	Impairment losses on receivables and inventories	74,660	56,040	37,164
4.01.01.04	Additions/(reversals) in provisions and employee benefits	119,921	190,800	110,962
4.01.01.05	Net financing cost	982,093	1,190,767	1,163,053
4.01.01.06	Other non-cash items included in the net income	(30,222)	7,785	46,935
4.01.01.07	Loss/(gain) on sale of property, plant and equipment and intangible assets	(27,534)	(19,956)	(3,059)
4.01.01.08	Loss/(gain) on assets held for sale	(2,260)	(26,598)	757
4.01.01.09	Equity – settled share-based payment expense	134,715	57,815	38,673
4.01.01.10	Income tax expense	2,208,133	1,447,157	1,510,071
4.01.01.11	Share of results of associates	(678)	(2,318)	(4,193)
4.01.02	Changes in Assets and Liabilities	(2,126,611)	(2,350,530)	(1,845,160)
4.01.02.01	Decrease/(increase) in trade and other receivables	(398,460)	(202,454)	(144,926)
4.01.02.02	Decrease/(increase) in inventories	190,429	(395,300)	20,113
4.01.02.03	Increase/(decrease) in trade and other payables	(98,813)	710,858	200,561
4.01.02.04	Interest paid	(1,165,035)	(976,880)	(1,389,567)
4.01.02.05	Interest received	158,591	92,618	76,610
4.01.02.06	Income tax paid	(813,323)	(1,579,372)	(607,951)
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	(1,551,869)	(2,214,136)	(2,146,799)
4.02.01	Proceeds from sale of property, plant and equipment	88,459	53,899	193,258
4.02.02	Proceeds from sale of intangible assets	0	18,114	8,725
4.02.03	Repayments of loans granted	1,497	667	13,895
4.02.04	Acquisition of subsidiaries, net of cash acquired	(44,540)	0	(432,654)
4.02.05	Purchase of minority interests	(88,894)	(691,934)	1,197
4.02.06	Acquisition of property, plant and equipment	(1,306,209)	(1,782,008)	(1,497,394)
4.02.07	Acquisition of intangible assets	(132,620)	(175,262)	(87,983)
4.02.08	Net proceeds/(acquisition) of debt securities	(79,578)	231,368	(352,030)
4.02.09	Net proceeds/(acquisition) other assets	10,016	131,020	6,187
4.03	Cash flow from financing activities	(5,928,991)	(4,005,742)	(4,246,463)
4.03.01	Proceeds from borrowings	1,291,588	6,502,845	8,486,315
4.03.02	Proceeds/ repurchase of treasury shares	34,450	(600,556)	(2,992,016)
4.03.03	Repayment of borrowings	(3,779,667)	(6,545,371)	(7,689,702)
4.03.04	Cash net finance costs other than interests	7,829	(605,715)	(120,867)
4.03.05	Payment of finance lease liabilities	(7,687)	(10,846)	(4,690)
4.03.06	Dividends paid	(3,560,489)	(2,801,761)	(2,053,837)
4.03.07	Capital increase	84,985	55,662	128,334
4.04	Effect of exchange rate fluctuations	(471,920)	226,425	(63,087)
4.05	Increase (Decrease) in Cash and Cash Equivalents	744,268	1,039,142	752,608

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDDATED STATEMENT OF CASH FLOW - INDIRECT METHOD (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.05.01	Cash and cash equivalents less bank overdrafts at beginning of year	3,280,046	2,240,904	1,488,296
4.05.02	Cash and cash equivalents less bank overdrafts at end of year	4,024,314	3,280,046	2,240,904

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 12/31/2009 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,601,990	321,530	0	13,863,997	0	0	20,787,517	224,060	21,011,577
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,601,990	321,530	0	13,863,997	0	0	20,787,517	224,060	21,011,577
5.04	Net Income/Loss for the Period	0	0	0	5,986,050	0	0	5,986,050	2,295	5,988,345
5.05	Distributions	0	0	0	(3,301,722)	0	0	(3,301,722)	(58,616)	(3,360,338)
5.05.01	Dividends	0	0	0	(3,301,722)	0	0	(3,301,722)	(58,616)	(3,360,338)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	(1,663,488)	0	0	0	0	(1,663,488)	(23,226)	(1,686,714)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	(1,544,152)	0	0	0	0	(1,544,152)	(22,766)	(1,566,918)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Cash flow – hedge	0	(119,336)	0	0	0	0	(119,336)	(460)	(119,796)
5.08	Increase/Decrease in Capital Stock	230,088	0	0	(145,103)	0	0	84,985	0	84,985
5.08.01	In cash	84,985	0	0	0	0	0	84,985	0	84,985
5.08.02	With reserves	145,103	0	0	(145,103)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	61,548	0	0	61,548	0	61,548
5.11	Other Capital Transactions	0	63,198	0	0	0	0	63,198	0	63,198
5.11.01	Share-based payment	0	82,355	0	0	0	0	82,355	0	82,355
5.11.02	Income (loss) from treasury shares	0	(19,157)	0	0	0	0	(19,157)	0	(19,157)
5.12	Other	0	(86,816)	0	86,178	0	0	(638)	134,148	133,510
5.12.01	Actuarial gains/losses	0	(86,816)	0	0	0	0	(86,816)	4,209	(82,607)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.12.02	Others	0	0	0	22,000	0	0	22,000	(9,280)	12,720
5.12.03	Capital Increase in Subsidiaries	0	0	0	0	0	0	0	77,459	77,459
5.12.04	Purchase of minority shares	0	0	0	0	0	0	0	0	0
5.12.05	Hyper-inflation gains/losses	0	0	0	64,178	0	0	64,178	61,760	125,938
5.13	Ending Balance	6,832,078	(1,365,576)	0	16,550,948	0	0	22,017,450	278,661	22,296,111

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.02- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,105,207	(944,654)	0	12,959,434	0	0	18,119,987	506,692	18,626,679
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,105,207	(944,654)	0	12,959,434	0	0	18,119,987	506,692	18,626,679
5.04	Net Income/Loss for the Period	0	0	0	5,119,100	0	0	5,119,100	71,792	5,190,892
5.05	Distributions	0	0	0	(3,187,460)	0	0	(3,187,460)	0	(3,187,460)
5.05.01	Dividends	0	0	0	(3,187,460)	0	0	(3,187,460)	0	(3,187,460)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	1,262,494	0	0	0	0	1,262,494	(2,246)	1,260,248
5.07.01	Securities Adjustments	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	1,195,434	0	0	0	0	1,195,434	(2,510)	1,192,924
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Cash flow – hedge	0	67,060	0	0	0	0	67,060	264	67,324
5.08	Increase/Decrease in Capital Stock	496,783	0	0	(441,121)	0	0	55,662	0	55,662
5.08.01	In cash	55,662	0	0	0	0	0	55,662	0	55,662
5.08.02	With reserves	441,121	0	0	(441,121)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	(10,683)	0	(592,262)	0	0	(602,945)	0	(602,945)
5.11	Other Capital Transactions	0	36,970	0	0	0	0	36,970	(1,130)	35,840
5.11.01	Share-based payment	0	44,056	0	0	0	0	44,056	(1,130)	42,926
5.11.02	Income (loss) from treasury shares	0	(7,086)	0	0	0	0	(7,086)	0	(7,086)
5.12	Other	0	(22,597)	0	6,306	0	0	(16,291)	(351,048)	(367,339)
5.12.01	Actuarial gains/losses	0	(22,597)	0	0	0	0	(22,597)	(4,209)	(26,806)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.02- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.12.02	Others	0	0	0	6,306	0	0	6,306	10,563	16,869
5.12.03	Purchase of minority shares	0	0	0	0	0	0	0	(357,402)	(357,402)
5.12.04	Transfers	0	0	0	0	0	0	0	0	0
5.13	Ending Balance	6,601,990	321,530	0	13,863,997	0	0	20,787,517	224,060	21,011,577

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.03- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,716,087	(406,426)	0	13,093,438	0	0	18,403,099	567,899	18,970,998
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,716,087	(406,426)	0	13,093,438	0	0	18,403,099	567,899	18,970,998
5.04	Net Income/Loss for the Period	0	0	0	5,003,436	0	0	5,003,436	65,390	5,068,826
5.05	Distributions	0	0	0	(1,925,877)	0	0	(1,925,877)	0	(1,925,877)
5.05.01	Dividends	0	0	0	(1,925,877)	0	0	(1,925,877)	0	(1,925,877)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	(502,589)	0	0	0	0	(502,589)	(2,051)	(504,640)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	(508,191)	0	0	0	0	(508,191)	(3,032)	(511,223)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0	0	0
5.07.04	Cash flow – hedge	0	5,602	0	0	0	0	5,602	981	6,583
5.08	Increase/Decrease in Capital Stock	389,120	0	0	(260,786)	0	0	128,334	0	128,334
5.08.01	In cash	128,334	0	0	0	0	0	128,334	0	128,334
5.08.02	With reserves	260,786	0	0	(260,786)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0	0	0
5.10	Treasury Shares	0	(5,301)	0	(2,980,258)	0	0	(2,985,559)	0	(2,985,559)
5.11	Other Capital Transactions	0	12,063	0	0	0	0	12,063	1,155	13,218
5.11.01	Share-based payment	0	31,192	0	0	0	0	31,192	1,155	32,347
5.11.02	Income (loss) from treasury shares	0	(19,129)	0	0	0	0	(19,129)	0	(19,129)
5.12	Other	0	(42,401)	0	29,481	0	0	(12,920)	(125,701)	(138,621)
5.12.01	Actuarial gains/losses	0	(42,401)	0	0	0	0	(42,401)	(3,971)	(46,372)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.03- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- MINORITY INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.12.02	Others	0	0	0	29,481	0	0	29,481	(121,730)	(92,249)
5.13	Ending Balance	6,105,207	(944,654)	0	12,959,434	0	0	18,119,987	506,692	18,626,679

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.01 – CONSOLIDATED STATEMENT OF VALUE ADDED (in R$ thousands)

1 – CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007
6.01	Revenues	32,187,978	27,565,576
6.01.01	Sale of Goods, Products and Services	31,334,727	27,285,144
6.01.02	Other Revenues	885,888	316,980
6.01.03	Revenues Related to Construction of Own Assets	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(32,637)	(36,548)
6.02	Input Acquired from Third Parties	(11,951,968)	(12,714,321)
6.02.01	Costs of Products, Goods and Services Sold	(6,456,657)	(6,115,372)
6.02.02	Materials – Energy – Third Party Services – Other	(5,394,422)	(6,500,004)
6.02.03	Loss/Recovery of Assets	(100,889)	(98,945)
6.02.04	Other	0	0
6.03	Gross Value Added	20,236,010	14,851,255
6.04	Retention	(1,278,936)	(1,190,034)
6.04.01	Depreciation, Amortization and Depletion	(1,278,936)	(1,190,034)
6.04.02	Other	0	0
6.05	Net Value Added Produced	18,957,074	13,661,221
6.06	Value Added Received in Transfers	217,004	241,813
6.06.01	Share of results of associates	678	2,318
6.06.02	Financial Income	366,376	256,793
6.06.03	Other	(150,050)	(17,298)
6.07	Total Value Added to Distribute	19,174,078	13,903,034
6.08	Allocation of Value Added	19,174,078	13,903,034
6.08.01	Personnel	2,625,459	1,136,404
6.08.01.01	Direct Compensation	2,268,326	797,455
6.08.01.02	Benefits	176,418	173,555
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	68,327	63,821
6.08.01.04	Other	112,388	101,573
6.08.02	Taxes, Fees and Contributions	9,168,551	6,124,852
6.08.02.01	Federal	3,575,834	798,396
6.08.02.02	State	5,580,309	5,315,764
6.08.02.03	Municipal	12,408	10,692
6.08.03	Third Parties Capital Remuneration	1,391,723	1,450,886
6.08.03.01	Interest	1,299,443	1,374,747
6.08.03.02	Rentals	92,280	76,139
6.08.03.03	Other	0	0
6.08.04	Remuneration of Own Capital	5,988,345	5,190,892
6.08.04.01	Interest on Equity	1,019,910	487,062
6.08.04.02	Dividends	2,290,385	602,436
6.08.04.03	Retained Profit/Losses for the Year	2,675,755	4,029,602
6.08.04.04	Retained Profit/Losses for the Year Minority Interest	2,295	71,792
6.08.05	Other	0	0

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01 –  INDEPENDENT AUDITOR´S REPORT - UNQUALIFIED OPINION

Independent auditors’ report
(a free translation from the original in Portuguese)

To
The Board of Directors and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have examined the accompanying consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income and expenses, changes in equity and cash flows for the years then ended, prepared in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB, under the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements.

2.
Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the Company’s Management, as well as the presentation of the consolidated financial statements taken as a whole.

3.
In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas – AmBev and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of its operations, its consolidated comprehensive income and expenses, changes in its consolidated equity and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

4.
Accounting practices adopted in Brazil vary, in certain significant respects, from International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

5.
Our examinations were conducted with the purpose of issuing an opinion on the consolidated financial statements taken as a whole. The consolidated statements of value added, included in Note 36 to the consolidated financial statements, represent additional information to those statements, which is not required under International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB. This additional information was submitted to the same audit procedures applied to the consolidated financial statements and, in our opinion, is fairly presented, in all material respects, in relation to the consolidated financial statements for the years ended December 31, 2009 and 2008, taken as a whole.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

 12.01 –  INDEPENDENT AUDITOR´S REPORT - UNQUALIFIED OPINION

São Paulo, March 1, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by
Guilherme Roslindo Nunes
Accountant CRC 1SP19563/O-1

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Management Report

Message to Shareholders

2009 was a good year for AmBev overall, despite market uncertainties in the beginning of the year for most of the regions where we operate. Brazil had better than expected performance triggered by a positive macroeconomic environment and market share gains in both the beer and CSD&Nanc1 markets. Quinsa also delivered strong results despite weak industry conditions, while Canada faced a more challenging competitive scenario and market weakness, thus delivering flattish results.

Consolidated EBITDA2 grew 12.3% in 2009 reaching R$10,361.1 million, with 5.1% growth in consolidated volumes. Revenue per hectoliter growth of 5.7% combined3 with costs per hectoliter growth of only 0.7% and SG&A increase of 15.8% mainly due to higher market investments and personnel related expenses, resulted in a 50 bps improvement in EBITDA margin for the year.
In Brazil, better weather, a later carnival and our focus on innovation impacted our Beer business, resulting in volume growth of 9.9% and a 10.9% in EBITDA in 2009, with a margin decline of 70 basis points. Meanwhile, our CSD&Nanc business delivered volume growth of 8.1% driven by good performances in terms of pricing and industry growth. CSD&Nanc EBITDA grew 18.6% in the period, with a margin expansion of 280 basis points.
João Castro Neves, AmBev’s Chief Executive Officer (CEO), says: “We are very pleased with our performance in 2009. Our normalized EBITDA grew double-digits, added to volume growth of 5.1% against 2008. In a year of a significant increase in taxes in Brazil and during which most countries have faced volume decline versus last year, I am sure that the quality of our people and our brands made the difference and we will work hard to maintain our path of growth with profitability”.
Despite the challenging environment in the countries where it operates, Quinsa had strong results in the year, both for Beer and CSD&Nanc. Poor industry performance resulted in volume decrease of 3.9%. However, efficient revenue management and significant fixed cost savings resulted in a 21.4% growth in EBITDA with margin expansion of 220 bps. “The quality of our brands and our people, strong revenue management and cost savings were key to support strong EBITDA growth in the entire region” says Bernardo Paiva, Quinsa’s CEO.
EBITDA for our North America business was stable in the period despite the strong rise in production costs. Good revenue management together with a positive year in fixed cost savings and efficiency gains contributed significantly our EBITDA. “We had a challenging year as a result of poor industry volumes, but thanks to our strategy of concentrating resources on focus brands we were able to keep our EBITDA stable”, says Bary Benun, President for Labatt.

1 Soft Drinks and non-carbonated beverages
2 Earnings befor Interests, Taxes, Depreciation and Amortization
3 Comparisons, otherwise specified, refers to 2009 versus 2008

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

AmBev operating cash flow reached R$8.7 billion, growing by 23.7% in the year thanks not only to our EBITDA performance but also due to our improved results on working capital management. “Our strong performance in 2009 led to a lower net indebtedness and an even more solid financial position, which supported last December’s review by

Standard & Poor’s Ratings Services on our long-term counterparty credit rating to BBB+”, says AmBev’s CFO Nelson Jamel.
We remain committed to finding the best way to create value for our shareholders. In 2009, we paid out R$3,560.5 million in dividends, including interest on own capital.
João Castro Neves, AmBev’s CEO, says: “Our results in 2009 demonstrate we are in the right direction. We focused on maintaining world-class efficiency, which drives every part of our production, supply, planning and sales cycle and which helps us turn non-working money into working money. By capturing these savings we have been able to invest more in connecting with consumers and winning preference among the marketplace in a profitable way – our cost-connect-win approach. All these achievements are the result of the commitment and the quality of our people, who are our main assets and who have a constant drive to overperform the industry with outstanding execution, despite challenging conditions in many of the markets where we operate”.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Overview of Companhia de Bebidas das Américas – AmBev

With operations in 14 countries of the Americas, AmBev is the world’s fifth largest brewer and the leader in Latin America. AmBev’s operations consist of the production and sales of beer, soft drinks, other non-carbonated beverages and malt and are divided into three business segments:

•	Brazil business unit, represented by sales of (i) beer (“Beer Brazil”); (ii) soft drinks and non-carbonated beverages (CSD&Nanc); and (iii) malt and by-products;

•
Hispanic Latin America (HILA), divided in two businesses: (i) Quinsa, comprised of operations in Argentina, Bolivia, Chile, Paraguay and Uruguay, and (ii) Hila excluding Quinsa (Hila-Ex), comprised of operations in El Salvador, Ecuador, Guatemala, Nicaragua, Peru, Dominican Republic and Venezuela; and

•	North America, represented by Labatt Brewing Company Limited (“Labatt”) operations, including domestic beer sales in Canada and exports to the United States (“USA”).

AmBev’s major brands include Skol (the fourth most consumed beer in the world), Brahma, Antarctica, Bohemia, Original, Quilmes, Labatt Blue, Brahva and Guaraná Antarctica. In addition, AmBev is PepsiCo’s largest bottler, producing, selling and distributing Pepsi products in Brazil and other Latin American countries, including Pepsi, H2OH!, Lipton Ice Tea and Gatorade.

AmBev’s credit risk as a debt issuer in domestic and foreign currency is rated investment grade according to Standard & Poor’s and Fitch Ratings

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Economic Environment

In 2009 the economic environment was challenging in most countries where we operate. Brazil, AmBev’s most important market experienced, however, an economic recovery during the year, driven by domestic demand and disposable income growth ahead of inflation which benefited the beer industry.

In addition, the weather pattern during the year was better for our business in Brazil with higher average temperatures when compared to 2008. These factors contributed to the strong organic volume growth of Beer Brazil (+9.9%) and CSD&Nanc (+8.1%).

In Canada, volumes declined 1.2%, mainly as a result of poor beer industry.

In Argentina, AmBev’s third largest market, we delivered another year of strong EBITDA growth despite an unstable macroeconomic environment and weak performance of Quinsa’s volumes. Argentina, Quinsa’s main business, decreased organically by 1.6% for Beer and 7.4% for CSD&Nanc.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Capital Expenditures

In 2009 AmBev made capital expenditures of R$1,306.2 million to increase capacity, purchase commercial assets and the construction of a new plant in Minas Gerais, which started operating during 2009.

Investments in Subsidiaries

On March 2009, we announced that, following the approval by the U.S. Department of Justice, we concluded the transaction by which a subsidiary of KPS Capital Partners, LP had become the exclusive and perpetual licensee for Labatt branded beer (which include primarily Labatt Blue and Labatt Blue Light) for consumption in the United States.

Also on March, Quinsa acquired from SAB Miller plc 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia.

On April our subsidiary Cervecería Paraguaya S.A(Cervepar) signed a distribution agreement with Anheuser-Busch International, Inc. to distribute Budweiser in Paraguay.

On August we increased our participation in the equity of AmBev Dominicana from 65.8% to 100%.

And on October, through our subsidiary Monthiers we increased our equity participation from 85.62% to 100% in Compañía Cervecera AmBev Peru S.A.C.

Environment

AmBev develops its economic activities in an eco-efficient manner by recycling and optimizing our use of resources. At the same time AmBev searches for increased competitiveness in beverage production, it uses technologies, raw materials and processes to minimize its environmental impact. Thus, the Company establishes eco-efficiency indicators which are systemically monitored for instance, we are a reference in the rational use of water. In 2009 our Curitiba (PR), Goiânia (GO) , Camaçari (BA) and Brasília (DF), units stood out for using 3.23, 3.46, 3.46 and 3.50 liters of water, respectively, for the production of one liter of beer. In the production of soft drinks, we highlight the Jundiaí (SP) and Sapucaia (RS) plants that used 1.59 and 1.68 liters of water for the production of 1 liter of soft drinks, respectively. The reduction in water consumption in 2009 saved 2,4 billion liters of water, which could supply a population of 450,000 inhabitants for one month. Among the initiatives for water management, in 2009 a program was rolled out in March in observation of the United Nations World Water Day. The “Water Saving Month” generated a saving of 132,000 m3 of water during the period of the program, which would correspond to R$1,2 million in yearly savings.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Due to projects in developing alternative energy sources, 34% of our heat energy usage came from renewable sources. The CDM project (Clean Development Mechanism), developed in one of our plants was the first in the Brazilian beverage industry to be certified by UNFCCC (United Nations Framework Climate Change).
Among the initiatives aimed at energy efficiency in the productive cycle, the Company carried out in 2009 the “Energy Saving Day”, a campaign aimed at identifying and eliminating energy loss in our plants. Besides decrease in CO2 emissions, this program generated R$4,6 million in savings in the year.

We sponsored one of the largest Recycling center in Latin America and reused more than 98% of our industrial waste as by-products, which generated revenue in 2009 of R$78,8 million in our operations in Brazil and in HILA-Ex. We continue developing alternatives to create value trough our waste management strategy by focusing on environmental benefits (with the reduction in wasted residues) and economic benefits (with the sale of by-products). In some plants, for example, we implemented a process to use of the sludge generated as a waste at the WWTP (Wastewater Treatment Plants) as biomass to generate calorific energy. In 2009, two plants were certified (HACCP) to produce dry yeast from the spent yeast generated as a by product in the beer process.

People

AmBev ended 2009 with approximately 45.5 thousand employees: 32.8 thousand in Brazil and HILA-Ex, 4.9 thousand in Canada, and 7.8 thousand in our Quinsa’s countries.

AmBev is constantly investing in the development our people. In 2009 the AmBev University (UA) offered specific trainings (technical, behavioral and foreign language) for more than 31,543 employees and distributors, totaling more than 39,000 hours of training. In Brazil, employees also benefit from investments made by Fundação Antonio e Helena Zerrenner (FAHZ) in over 1,297 scholarships for graduation, post-graduation and technical courses.

FAHZ also sponsors the Vida Legal program, which encourages healthy habits, establishes preventive health measures and treatment for chronic diseases, in addition providing other benefits to our employees and their dependents, mainly medical, hospital and dental plans.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Dividends and Shares

AmBev’s bylaws provide for a minimum mandatory dividend of 35% of the Company’s annual net income including amounts paid as interest on own capital. During 2009, R$3,560.5 million in dividends were paid, including interest on own capital. This amount represents 59.5% of the net income reported for the 2009 fiscal year. There were no share buybacks in 2009.

In 2009, nearly R$11.2 billion in preferred shares and R$1.1 billion in common shares were traded on the BM&FBOVESPA. In a year when the stock exchanges recovered from the 2008 performance and the Bovespa index increased 82.6%, our shares finished the year at R$174.50 preferred and R$147.50 common, 80% and 82.4% above 2008, respectively.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Financial Highlights 2009

The following financial and operational information, unless otherwise stated, is presented on a consolidated basis and in million reais, pursuant to the Brazilian accounting practices. All comparisons, unless otherwise stated, refer to 2008.

This management report segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities.

•	AmBev’s consolidated EBITDA reached R$10,361.1 million, growing 12.3% organically.

•
According to ACNielsen, AmBev’s market share of the Brazilian beer market in 2009 was 68.7% (2008: 67.5%). The Beer Brazil segment’s volume increased 9.9%, on an organic basis, with revenue per hectoliter reaching R$158.2.

•	Our CSD&Nanc operation delivered EBITDA of R$1,254.6 million, a 48.9% margin which represents an 18.6% organic growth in EBITDA and 280 bps in margin.

•	HILA-Ex delivered a negative EBITDA of R$58.4 million, representing an organic growth of R$44.3 million compared to 2008.

•	Quinsa posted an EBITDA of R$1,756.2 million, a growth of 21.4% and a margin expansion of 220 basis points in the year, reflecting strong margin growth in both the beer and CSD divisions.

•	Labatt contributed EBITDA of R$1,525.0 million driven by increase of 3.5% in Net Revenue per hectoliter through revenue management and price increases.

Financial Highlights - AmBev Consolidated			% As	%
R$ million	YTD 08	YTD 09	Reported	Organic
Total volumes	146,962.8	154,722.3	5.3%	5.1%
Beer	105,016.4	110,686.5	5.4%	5.9%
CSD and NANC	41,946.4	44,035.8	5.0%	3.0%

Net sales	20,713.2	23,194.0	12.0%	11.1%
Gross profit	13,495.5	15,462.1	14.6%	13.8%
Gross margin	65.2%	66.7%	150 bps	160 bps
EBITDA	9,115.1	10,557.7	15.8%	15.2%
EBITDA margin	44.0%	45.5%	150 bps	170 bps
Normalized EBITDA	9,174.3	10,361.1	12.9%	12.3%
Normalized EBITDA margin	44.3%	44.7%	40 bps	50 bps
Net Income - AmBev holders	5,119.1	5,986.1	16.9%
Normalized Net Income - AmBev holders	5,178.3	5,789.6	11.8%
No. of share outstanding (millions)	614.0	616.4
EPS (R$/shares)	8.34	9.71	16.5%
Normalized EPS	8.43	9.39	11.4%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Note: Per share calculation is based on outstanding shares (total existing shares less shares held in treasury).

Financial Highlights by Business Segment

The tables below show the consolidated financial highlights per business segment. The results presented refer to the 12 month-periods ended on December 31, 2009 and 2008.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	95,093.9	(607.8)		8,911.8	103,397.8	8.7%	9.4%
Net Revenue	13,058.7	(39.2)		1,612.6	14,632.1	12.0%	12.4%
COGS	(4,181.2)	29.6		(259.7)	(4,411.3)	5.5%	6.3%
Gross Profit	8,877.6	(9.6)		1,352.8	10,220.8	15.1%	15.3%
Gross Margin	67.9%				69.9%	190 bps	180 bps
SG&A Total	(3,611.8)	28.7		(801.3)	(4,384.5)	21.4%	22.4%
Other operating income	309.5	0.0		214.1	523.6	69.2%	69.2%
Normalized EBIT	5,575.2	19.1		765.6	6,359.9	14.1%	13.7%
Normalized EBIT Margin	42.7%				43.5%	80 bps	50 bps
Normalized EBITDA	6,342.4	19.1		776.8	7,138.3	12.5%	12.2%
Normalized EBITDA Margin	48.6%				48.8%	20 bps	bps

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	6,424.1			(25.9)	6,398.2	-0.4%	-0.4%
Net Revenue	613.2	33.3	55.3	80.2	782.1	27.5%	13.1%
COGS	(421.0)	(34.6)	(33.7)	(0.1)	(489.5)	16.3%	0.0%
Gross Profit	192.2	(1.3)	21.6	80.1	292.7	52.2%	41.7%
Gross Margin	31.3%				37.4%	610 bps	790 bps
SG&A Total	(383.6)	(26.1)	(33.0)	(29.0)	(471.7)	23.0%	7.6%
Other operating income/expenses	26.1	2.0	1.5	(3.6)	25.9	-0.6%	-13.9%
Normalized EBIT	(165.3)	(25.4)	(10.0)	47.5	(153.2)	nm	nm
Normalized EBIT Margin	-27.0%				-19.6%	nm	nm
Normalized EBITDA	(86.2)	(12.4)	(4.1)	44.3	(58.4)	nm	nm
Normalized EBITDA Margin	-14.1%				-7.5%	nm	nm

LAS Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	33,697.8	920.4		(1,299.5)	33,318.7	-1.1%	-3.9%
Net Revenue	3,300.4	71.0	(54.5)	509.6	3,826.5	15.9%	15.4%
COGS	(1,395.3)	(43.2)	31.0	(83.3)	(1,490.8)	6.8%	6.0%
Gross Profit	1,905.1	27.8	(23.5)	426.4	2,335.8	22.6%	22.4%
Gross Margin	57.7%				61.0%	330 bps	350 bps
SG&A Total	(727.3)	(16.5)	18.7	(130.0)	(855.1)	17.6%	17.9%
Other operating income/expenses	24.7	0.1	10.0	(49.5)	(14.7)	nm	nm
Normalized EBIT	1,202.5	11.4	5.2	246.9	1,466.0	21.9%	20.5%
Normalized EBIT Margin	36.4%				38.3%	190 bps	160 bps
Normalized EBITDA	1,437.2	12.1	(0.5)	307.4	1,756.2	22.2%	21.4%
Normalized EBITDA Margin	43.5%				45.9%	230 bps	220 bps

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Canada Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	11,747.0			(139.4)	11,607.5	-1.2%	-1.2%
Net Revenue	3,740.9		128.5	84.0	3,953.3	5.7%	2.2%
COGS	(1,220.2)		(43.6)	(76.7)	(1,340.4)	9.9%	6.3%
Gross Profit	2,520.7		84.9	7.3	2,612.9	3.7%	0.3%
Gross Margin	67.4%				66.1%	-130 bps	-130 bps
SG&A Total	(1,270.6)		(56.5)	18.3	(1,308.8)	3.0%	-1.4%
Other operating income/expenses	23.2		(0.4)	(18.4)	4.4	nm	nm
Normalized EBIT	1,273.3		28.1	7.2	1,308.6	2.8%	0.6%
Normalized EBIT Margin	34.0%				33.1%	-90 bps	-60 bps
Normalized EBITDA	1,480.9		40.7	3.5	1,525.0	3.0%	0.2%
Normalized EBITDA Margin	39.6%				38.6%	-100 bps	-80 bps

Brazilian Operations

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	69,960.9	(563.2)		6,879.9	76,277.6	9.0%	9.9%
Net Revenue	10,759.5	(35.2)		1,340.4	12,064.7	12.1%	12.5%
COGS	(3,224.3)	26.6		(214.3)	(3,411.9)	5.8%	6.7%
Gross Profit	7,535.3	(8.6)		1,126.1	8,652.8	14.8%	15.0%
Gross Margin	70.0%				71.7%	170 bps	150 bps
SG&A Total	(3,095.4)	25.9		(685.0)	(3,754.4)	21.3%	22.3%
Other operating income	221.9	0.0		170.6	392.5	76.9%	76.9%
Normalized EBIT	4,661.8	17.3		611.7	5,290.8	13.5%	13.1%
Normalized EBIT Margin	43.3%				43.9%	50 bps	30 bps
Normalized EBITDA	5,286.5	17.3		579.9	5,883.7	11.3%	10.9%
Normalized EBITDA Margin	49.1%				48.8%	-40 bps	-70 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	25,132.9	(44.6)		2,031.9	27,120.3	7.9%	8.1%
Net Revenue	2,299.2	(4.0)		272.2	2,567.4	11.7%	11.9%
COGS	(956.9)	3.0		(45.5)	(999.4)	4.4%	4.8%
Gross Profit	1,342.3	(1.0)		226.7	1,568.0	16.8%	16.9%
Gross Margin	58.4%				61.1%	270 bps	260 bps
SG&A Total	(516.5)	2.7		(116.3)	(630.0)	22.0%	22.6%
Other operating income	87.6	0.0		43.5	131.1	49.6%	49.6%
Normalized EBIT	913.4	1.8		153.9	1,069.1	17.0%	16.8%
Normalized EBIT Margin	39.7%				41.6%	190 bps	180 bps
Normalized EBITDA	1,055.9	1.8		197.0	1,254.6	18.8%	18.6%
Normalized EBITDA Margin	45.9%				48.9%	290 bps	280 bps

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Analysis of Financial Performance in 2009

Net Revenues

Net revenues grew 11.1% in 2009 reaching R$23,194.0 million.

Brazil Operations

Net revenues generated by AmBev’s main business unit, represented by Beer and CSD&Nanc beverages, delivered organic growth of 12.4%, reaching R$14,632.1 million.

Beer

Net revenues from beer sales in Brazil increased organically by 12.5% in 2009, totaling R$12,064.7 million. Main drivers that contributed to this growth were:

-	Organic beer sales volume growth of 9.9%, reflecting an increase in the industry due to favorable weather, higher income and the positive impact of our market share gains driven by innovations.

-	Organic growth of 2.4% in revenue per hectoliter, which reached R$158.2. This increase was a result of a price increase in 2009, partly offset by an increase in taxes in January 2009.

CSD&Nanc

Net revenues generated by CSD&Nanc in 2009 grew 11.9%, reaching R$2,567.4 million. Main drivers that contributed to this growth were:

-	Organic sales volume growth of 8.1%, mainly driven by market growth.

-	An increase in revenues per hectoliter of 3.5% reaching R$94.7. This increase was positively impacted by the price repositioning implemented during 2009, partially offset by higher taxation on sales.

HILA-Ex

AmBev’s operations in HILA-Ex delivered net revenues of 13.1% in 2009, totaling R$782.1 million. The main reason for the increase in revenue was the increase in revenue per hectoliter driven by prices adjustments in line with inflation.

Quinsa

Quinsa operations contributed with revenues of R$3,826.5 million, a growth of 15.4%. The main reason for the increased revenues was an organic growth of 19.5% in revenues per hectoliter, reaching R$114.8, driven by prices increases and revenue management initiatives, together with strong performance from our premium brands, despite beer and soft drinks volume decline of 1.6% and 7.4%, respectively. When combined, volume of both categories declined 3.9%.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

North America

Labatt’s operations in North America contributed with R$3,953.3 million for AmBev’s consolidated revenues, a 2.2% increase when comparing to 2008. This result is explained by increases in revenue per hectoliter of 3.5% driven by prices increase, impacted by sales volume decrease of 1.2% in the Canadian market, resulting from beer industry decline and market share loss.

Cost of Goods Sold

AmBev’s cost of goods sold in 2009 grew 5.8%, accumulating R$7,731.9 million.

Brazil

The cost of goods sold in the Brazilian business unit totaled R$4,411.3 million, an organic increase of 6.3%.

Beer

The COGS for beer operations in Brazil rose 6.7% organically, reaching R$3,411.9 million. COGS per hectoliter presented organic decreased of 2.9%, amounting to R$44.7. The main factors that led to this decrease were (i) better currency hedges ; (ii) productivity initiatives; and (iii) better dilution of fixed costs.

CSD & Nanc

COGS for the CSD & Nanc segment in Brazil increased 4.8%, reaching R$999.4 million. The COGS per hectoliter decreased 3.1%, totaling R$36.8, positively impacted by gains through our currency hedging contracts and lower PET prices, which more than offset the effects of inflation on labor costs and higher sugar hedges.

HILA-Ex

The COGS in AmBev’s operations in Northern Latin America were flat when compared to 2008, achieving R$489.5 million. The main effect is higher commodity prices offset by productivity gains.

Quinsa

Quinsa’s COGS totaled R$1,490.8 million in 2009, representing a 6.0% increase which led to an organic increase below inflation of 9.9% in COGS/hl, of which 9.4% in beer and 10.9% in CSD&Nanc. The main reasons for this increase were (i) higher commodity prices, (ii) general inflation and higher labor costs, mainly in Argentina, both partially offset by higher productivity.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

North America

Labatt’s cost of goods sold in 2009 was R$1,340.4 million, a 6.3% organic increase. This increase is mainly due to (i) higher Aluminum and USD Hedge rates in Canada, (ii) lower dilution costs and (iii) higher import costs.

Gross Profit

AmBev’s gross profit totaled R$15,462.1 million in 2009, a 13.8% organic increase.

Sales, General and Administrative Expenses (SG&A)

AmBev’s SG&A expenses totaled R$7,020.1 million in 2009, a 15.8% organic increase. The evolution of expenses in each business unit is exposed below.

Brazil

SG&A expenses in Brazil totaled R$4,384.5 million in 2009, increasing 22.4% organically.

Beer

SG&A expenses reached R$3,754.4 million, presenting an organic growth of 22.3%. The main elements that resulted in higher operating expenses were:

-	volume growth;

-	higher accruals for variable compensation;

-	market investments to support the launch of innovations throughout the year and,

-	general inflation.

CSD & Nanc

SG&A expenses for the CSD & Nanc segment totaled R$630.0 million, an organic increase of 22.6%. The main elements that generated higher operating expenses were inflation, higher accruals for variable compensation and market investments.

HILA-Ex

SG&A expenses for AmBev’s operations in HILA-Ex totaled R$471.7 million, an increase of 7.6%, primarily a result of general inflation, mainly in Venezuela, which were partially offset by gains on fixed costs.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Quinsa

Quinsa’s SG&A expenses were R$855.1 million, increasing 17.9% organically. This increase is mostly explained by higher transportation and labor costs caused by inflation, additional marketing spend to support the launch of innovations, and higher personnel related costs.

North America

Sales, General and Administrative expenses from Labatt totaled R$1,308.8 million, almost flat compared to 2008, result of focus on fixed cost reduction as a way to reduce pressure on cost on year's result.

Other Operating Income, net

Other operating income in 2009 represented a net gain of R$539.3 million compared to R$383.5 million in 2008.

The breakdown of the main items is provided below:

- Gain of R$303.7 related to government grants as a result of fiscal incentives granted by some Brazilian States with respect to a value added tax in sales (ICMS);

- Gain of R$127.2 related to tax credits recovered from previous years.

Other Operating income, net	YTD 09	YTD 08

R$ million

Government grants	303.7	238.3
Other tax credits	127.2	58.7
(Additions to)/Reversals of provisions	14.6	(29.1)
Net gain on disposal of property, plant and
equipment and intangible assets	29.8	46.6
Other income	64.0	69.0

	539.3	383.5

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Special Items

Special items totaled R$196.6 million income in 2009, compared to R$59.2 million special losses in 2008, primarily due to gains from the perpetual license of the Labatt brands in the USA.

Special items	YTD09	YTD08

R$ million

Restructuring	(42.8)	(20.6)
Gain from perpetual license for Labatt
brands in the USA	239.4	-
Merger and acquisition activities (M&A)		(17.1)
Disputes		(21.5)

	196.6	(59.2)

Net Financial Results

Our financial result was an expense of R$982.1 million, compared to an expense in 2008 of R$1,190.8 million. The table below demonstrates the main items that generated financial gains and losses in the Company’s financial result:

Breakdown of Net Financial Results	YTD 09	YTD 08
R$ million

Interest income	169.3	89.1
Interest expenses	(812.5)	(1,200.5)
Gains (losses) on derivative instruments	(167.6)	26.2
Gains/(losses) on non-derivative instruments	2.6	-
Taxes on financial transactions	(48.5)	(64.0)
Other financial expenses, net	(125.4)	(41.6)

Net Financial Results	(982.1)	(1,190.8)

The table below details AmBev’s consolidated debt profile:

		December 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	359.9	2,111.7	2,471.6	2,883.2	1,579.7	4,462.9
Foreign Currency	441.2	4,348.5	4,789.7	705.0	5,489.9	6,194.9
Consolidated Debt	801.1	6,460.2	7,261.3	3,588.2	7,069.6	10,657.8

Cash and Equivalents			4,042.9			3,298.9
Short-Term Investiments			-			0.1

Net Debt			3,218.4			7,358.8

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

AmBev’s total indebtedness decreased R$3,396.5 million compared to 2008, while its cash and cash equivalents increased R$744 million, highlighting the Company’s strong cash generation in 2009. As a result, there was a decrease of R$4,140.4 million in AmBev’s net debt. We estimate that the ratio of net debt to accumulated EBITDA over the past 12 months is 0.39x.

Provision for Income tax and Social Contribution

Our weighted nominal tax rate was 32.5% compared to 32.7% in 2008. The effective tax rate was 26.9% compared to last year’s rate of 21.8%. Total expense on income tax for 2009 was R$2,208.1 million.

Income Tax and Social Contribution	YTD 09	YTD 08
R$ million

Profit before tax	8,196.5	6,638.0

Adjustment on taxable basis
Non-taxable net financial and other income	(650.9)	(355.8)
Non-taxable intercompany dividends	-	(0.2)
Goverment grant related to sales taxes	(263.4)	(238.3)
Hedge Commodities Result	348.0	(34.4)
Expenses non-deductible for tax purposes	177.5	177.6
	7,807.7	6,186.9
Aggregated weighted nominal tax rate	32.5%	32.7%
Taxes – nominal rate	(2,540.6)	(2,022.5)

Adjustment on taxes expenses
Goverment grant on income tax	198.5	134.7
Tax savings from tax credits (interest attributed to shareholders’ equity)	346.8	337.4
Tax savings from goodwill amortization on tax books	142.8	174.0
Change in tax rate	-	6.1
Dividends withholding tax	(130.8)	(71.5)
Losses recognized in operations abroad, non- deductible	(47.5)	(40.7)
Other tax adjustment	(177.3)	35.3
Expense on income tax	(2,208.1)	(1,447.2)
Effective tax rate	26.9%	21.8%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Employees and Management Profit Sharing

In 2009, expenses related to the employee and management profit sharing totaled R$439 million. Profit sharing is a key part of the Company’s variable compensation policy, pursuant to which more than 20,000 employees have a significant portion of their compensation tied to the achievement of performance targets.

Minority Interest

Minority interest totaled R$2.3 million compared to R$71.8 million in 2008. The main reason for this variation was the reversal of the provision for minorities, calculated over some subsidiaries of our HILA-Ex operations, which used to have net liabilities until Q4 2008.

Net Income

AmBev’s net income was R$5,986.1 million, a 16.9% increase compared to 2008. Earnings per share was R$9.71, representing a 16.5% increase. Excluding the impact of new accounting practices and amortization of goodwill this number falls to R$9.39, an 11.4% increase.

Reconciliation between EBITDA and Net Income

Both EBITDA and EBIT are measures utilized by the AmBev’s management to demonstrate its performance.

EBITDA is calculated by excluding from Net income the following items: (i) Minority Interest; (ii) Income tax expense; (iii) Share of results of associates; (iv) Net Financial Results; (v) Special Items; (vi) Depreciation & Amortization. EBIT is EBITDA minus depreciations and amortizations.

EBITDA and EBIT are not accounting measures utilized in accounting practices neither in Brazil nor in the United States of America (US GAAP). They do not represent the cash flow for the presented periods and should not be considered as an alternative to Net Income as a measure of operational performance nor as an alternative to cash flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and our definition of EBITDA and EBIT may not be comparable to other companies’ definition of EBITDA and EBIT.

Reconciliation - Net Income to EBITDA	YTD 09	YTD 08
Net Income - AmBev holders	5,986.1	5,119.1
Minority interest	2.3	71.8
Income tax expense	2,208.1	1,447.2
Income Before Taxes	8,196.5	6,638.0
Share of results of associates	(0.7)	(2.3)
Net Financial Results	982.1	1,190.8
Special items	196.6	(59.2)
Normalized EBIT	8,981.3	7,885.7
Depreciation & Amortization	1,379.8	1,288.6
Normalized EBITDA	10,361.1	9,174.3

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

13.01 –  MANAGEMENT REPORT

Relationship with independent auditors

Our policy in relation to our independent auditors when providing services not connected with external audit is based on principles that preserve the auditor’s independence.

These principles are defined as follows:

(a) The auditor must not audit his/her own work;

(b) The auditor must not perform managerial functions; and

(c) The auditor must not advocate the interests of clients.

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by independent auditors retained by AmBev and its subsidiaries must be pre-approved by the Conselho Fiscal (Fiscal Council), which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Conselho Fiscal adopts a list of services and amount limits for contracting for each independent auditor under terms included in a Basic List, which is in turn approved by our Board of Directors. Any services provided from such List are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. On a quarterly basis, the Board of Directors and the Conselho Fiscal will receive from the Chief Financial Officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in the Basic List require a prior favorable opinion of the Conselho Fiscal and the approval of the Board of Directors. Our policy also contains a list of services which cannot be rendered by our external auditors. This policy is annually revised by the Board of Directors, at the suggestion of the Conselho Fiscal.

Financial information on Companhia de Bebidas das Américas - AmBev presented herein are in compliance with the criteria of the Brazilian corporate legislation, from the financial information audited. Non-financial information, such as other operating information, were not audited by independent auditors.

In attendance to article 25, 1st paragraph, items V e VI, from Normative Statement CVM 480/09, the CEO and Investor Relations Director declare that they revised, discussed and agree with financial statements and the opinions expressed on independent auditors opinion.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED  FINANCIAL STATEMENTS

Consolidated Income Statements:
Years ended December 31, 2009 and 2008

(in thousands of Brazilian Reais)	Note	2009	2008
Net sales		23,194,048	20,713,181
Cost of sales		(7,731,949)	(7,217,637)
Gross profit		15,462,099	13,495,544
Sales and marketing expenses		(5,542,016)	(4,956,286)
Administrative expenses		(1,478,043)	(1,037,009)
Other operating income/(expenses)	6	539,257	383,460
Special items	7	196,596	(59,211)
Income from operations		9,177,893	7,826,498
Finance cost	10	(1,348,469)	(1,447,560)
Finance income	10	366,376	256,793
Net finance cost	10	(982,093)	(1,190,767)
Share of results of associates		678	2,318

Income before income tax		8,196,478	6,638,049

Income tax expense	11	(2,208,133)	(1,447,157)
Net income		5,988,345	5,190,892
Attributable to:
Equity holders of AmBev		5,986,050	5,119,100
Minority interest		2,295	71,792
Basic earnings per share – preferred	22	10.25	8.79
Basic earnings per share – common	22	9.32	7.99
Diluted earnings per share– preferred	22	10.23	8.78
Diluted earnings per share– common	22	9.30	7.98

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of comprehensive income and expenses:
Years ended December 31, 2009 and 2008

(in thousands of Brazilian Reais)	2009	2008
Net income for the year	5,988,345	5,190,892
Exchange differences on translation of foreign operations (gains/ (losses))	(1,566,918)	1,192,924
Actuarial gains and (losses)	(82,607)	(26,806)
Cash flow hedges - gains / (losses)
Recognized in equity	(75,477)	12,473
Removed from equity and included in profit or loss	(232,378)	190,696
Removed from equity and included in the initial cost of inventories	-	4,118
Deferred Income Tax variance in equity and other movements	188,059	(139,963)
Net income / (expense) recognized directly in equity	(1,769,321)	1,233,442
Total comprehensive income and expenses	4,219,024	6,424,334
Attributable to:
Equity holders of Ambev	4,235,746	6,358,997
Minority interests	(16,722)	65,337

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated balance sheets:
As at December 31, 2009 and 2008
(in thousands of Brazilian Reais)

Assets	Note	2009	2008

Non-current assets
Property, plant and equipment	12	6,595,072	7,304,600
Goodwill	13	17,527,471	17,912,429
Intangible assets	14	1,932,617	2,492,898
Investments in associates		24,278	30,445
Investment securities	15	246,881	317,413
Deferred tax assets	16	1,368,518	1,817,767
Employee benefits	24	13,673	19,872
Trade and other receivables	18	2,089,285	2,624,216
		29,797,795	32,519,640
Current assets
Investment securities	15	73,305	67
Inventories	17	1,488,075	2,018,075
Taxes receivable		986,232	479,714
Trade and other receivables	18	3,652,495	3,428,672
Cash and cash equivalents	19	4,042,933	3,298,866
Assets held for sale	20	60,182	67,938
		10,303,222	9,293,332

Total assets		40,101,017	41,812,972

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated balance sheets (continued):
As at December 31, 2009 and 2008
 (in thousands of Brazilian Reais)

Equity and liabilities	Note	2009	2008

Equity
Issued capital		6,832,078	6,601,990
Reserves		(1,365,576)	321,530
Retained earnings		16,550,948	13,863,997
Equity attributable to equity holders of AmBev		22,017,450	20,787,517
Minority interests		278,661	224,060
		278,661	224,060
Non-current liabilities
Interest-bearing loans and borrowings	23	6,460,173	7,069,623
Employee benefits	24	767,905	784,290
Deferred tax liabilities	16	502,190	821,151
Trade and other payables	27	663,551	626,382
Provisions	26	919,372	962,899
		9,313,191	10,264,345
Current liabilities
Bank overdrafts	19	18,619	18,820
Interest-bearing loans and borrowings	23	801,064	3,588,204
Income tax and social contribution		1,295,953	680,792
Trade and other payables	27	6,279,887	6,147,461
Provisions	26	96,192	101,773
		8,491,715	10,537,050

Total equity and liabilities		40,101,017	41,812,972

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of changes in equity:

The table below presents the changes in the consolidated shareholders’ equity for the years ended December  31, 2009 and 2008:

(in thousands of R$)	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per December 31,2008	6,601,990	(109,277)	151,731	687,243	105,342	(529,611)	(93,175)	13,973,274	20,787,517	224,060	21,011,577
Result of the year	-	-	-	-	-	-	-	5,986,050	5,986,050	2,295	5,988,345
Comprehensive income and expenses
Currency translation reserve	-	-	-	(1,544,152)	-	-	-	-	(1,544,152)	(22,766)	(1,566,918)
Cash flow hedge – gains / (losses)	-	-	-	-	(119,336)	-	-	-	(119,336)	(460)	(119,796)
Actuarial gains and (losses)	-	-	-	-	-	(86,816)	-	-	(86,816)	4,209	(82,607)
Total comprehensive income and expenses	-	-	-	(1,544,152)	(119,336)	(86,816)	-	5,986,050	4,235,746	(16,722)	4,219,024
Shares issued	230,088	-	-	-	-	-	-	(145,103)	84,985	-	84,985
Capital increase in subsidiary	-	-	-	-	-	-	-	-	-	77,459	77,459
Dividends	-	-	-	-	-	-	-	(3,301,722)	(3,301,722)	(58,616)	(3,360,338)
Share-based payments	-	-	82,355	-	-	-	-	-	82,355	-	82,355
Treasury shares	-	61,548	-	-	-	-	(19,157)	-	42,391	-	42,391
Monetary restatement gains/losses	-	-	-	-	-	-		64,178	64,178	61,760	125,938
Other	-	-	-	-	-	-	-	22,000	22,000	(9,280)	12,720
As per December 31,2009	6,832,078	(47,729)	234,086	(856,909)	(13,994)	(616,427)	(112,332)	16,598,677	22,017,450	278,661	22,296,111

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of changes in equity (continued):

(in thousands of R$)	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per December 31,2007	6,105,207	(1,158,869)	118,358	(508,191)	38,282	(507,014)	(86,089)	14,118,303	18,119,987	506,692	18,626,679
Result of the year	-	-	-	-	-	-	-	5,119,100	5,119,100	71,792	5,190,892
Comprehensive income and expenses
Currency translation reserve	-	-	-	1,195,434	-	-	-	-	1,195,434	(2,510)	1,192,924
Cash flow hedge – gains / (losses)	-	-	-	-	67,060	-	-	-	67,060	264	67,324
Actuarial gains and (losses)	-	-	-	-	-	(22,597)	-	-	(22,597)	(4,209)	(26,806)
Total comprehensive income and expenses	-	-	-	1,195,434	67,060	(22,597)	-	5,119,100	6,358,997	65,337	6,424,334
Shares issued	496,783	-	-	-	-	-	-	(441,121)	55,662	-	55,662
Dividends	-	-	-	-	-	-	-	(3,187,460)	(3,187,460)	-	(3,187,460)
Share-based payments	-	-	44,056	-	-	-	-	-	44,056	(1,130)	42,926
Treasury shares	-	1,049,592	(10,683)	-	-	-	(7,086)	(1,641,854)	(610,031)	-	(610,031)
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(357,402)	(357,402)
Other	-	-	-	-	-	-	-	6,306	6,306	10,563	16,869
As per December 31,2008	6,601,990	(109,277)	151,731	687,243	105,342	(529,611)	(93,175)	13,973,274	20,787,517	224,060	21,011,577

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated cash flow statements:
Years ended December 31, 2009 and 2008
 (In thousands of Brazilian Reais)

	2009	2008
Net income	5,988,345	5,190,892
Depreciation, amortization and impairment	1,376,486	1,290,741
Impairment losses on receivables and inventories	74,660	56,040
Additions/(reversals) in provisions and employee benefits	119,921	190,800
Net financing cost	982,093	1,190,767
Other non-cash items included in the net income	(30,222)	7,785
Loss/(gain) on sale of property, plant and equipment and intangible assets	(27,534)	(19,956)
Loss/(gain) on assets held for sale	(2,260)	(26,598)
Equity-settled share-based payment expense	134,715	57,815
Income tax expense	2,208,133	1,447,157
Share of result of associates	(678)	(2,318)
Cash flow from operating activities before changes in working capital and use of provisions	10,823,659	9,383,125
Decrease/(increase) in trade and other receivables	(398,460)	(202,454)
Decrease/(increase) in inventories	190,429	(395,300)
Increase/(decrease) in trade and other payables	(98,813)	710,858
Cash generated from operations	10,516,815	9,496,229
Interest paid	(1,165,035)	(976,880)
Interest received	158,591	92,618
Income tax paid	(813,323)	(1,579,372)
Cash flow from operating activities	8,697,048	7,032,595
Proceeds from sale of property, plant and equipment	88,459	53,899
Proceeds from sale of intangible assets	-	18,114
Repayments of loans granted	1,497	667
Acquisition of subsidiaries, net of cash acquired	(44,540)	-
Purchase of minority interests	(89,894)	(691,934)
Acquisition of property, plant and equipment	(1,306,209)	(1,782,008)
Acquisition of intangible assets	(132,620)	(175,262)
Net proceeds/(acquisition) of debt securities	(79,578)	231,368
Net proceeds/(acquisition) of other assets	10,016	131,020
Cash flow from investing activities	(1, 551,869)	(2,214,136)
Proceeds from the issue of Shares capital	84,985	55,662
Proceeds from borrowings	1,291,588	6,502,845
Proceeds/repurchase of treasury shares	34,450	(600,556)
Repayment of borrowings	(3,779,667)	(6,545,371)
Cash net finance costs other than interests	7,829	(605,715)
Payment of finance lease liabilities	(7,687)	(10,846)
Dividends paid	(3,560,489)	(2,801,761)
Cash flow from financing activities	(5,928,991)	(4,005,742)
Net increase/(decrease) in cash and cash equivalents	1,216,188	812,717
Cash and cash equivalents less bank overdrafts at beginning of year	3,280,046	2,240,904
Effect of exchange rate fluctuations	(471,920)	226,425
Cash and cash equivalents less bank overdrafts at end of year	4,024,314	3,280,046

The accompanying notes are an integral part of the consolidated financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Notes to the consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Segment reporting
5.	Acquisition and disposals of subsidiaries
6.	Other operating income/(expenses)
7.	Special items
8.	Payroll and related benefits
9.	Additional information on operating expenses by nature
10.	Finance cost and income
11.	Income taxes and social contribution
12.	Property, plant and equipment
13.	Goodwill
14.	Intangible assets
15.	Investment securities
16.	Deferred income tax and social contribution
17.	Inventories
18.	Trade and other receivables
19.	Cash and cash equivalents
20.	Assets held for sale
21.	Changes in equity
22.	Earnings per share
23.	Interest-bearing loans and borrowings
24.	Employee benefits
25.	Share-based payments
26.	Provisions
27.	Trade and other payables
28.	Risk arising from financial instruments
29.	Operating leases
30.	Collateral and contractual commitments for the acquisition of property, plant and equipment, advances from customers and other
31.	Contingencies
32.	Related parties
33.	Reconciliation of parent company’s equity and profit
34.	Events after the balance sheet date
35.	Correction of disclosure of financial statements previously issued
36.	Additional information
37.	Group companies

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

1.  CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade, H2OH!, Propel and Frutzzz.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes Brahma in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BM&F-BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

Main events that took place in 2009:

(i) Purchase of minority interest in AmBev Company SA

On  October 2, 2009, the Company, through its subsidiary Monthiers SA (“Monthiers”), increased its equity participation in AmBev Company SA, from 85.62% to 100%, registering a goodwill equivalent to R$ 33,656 at December 31, 2009. AmBev Company owns 99.99% of the shares issued by its subsidiary Compañía Cervecera AmBev Peru S.A.C.

(ii) Acquisition of  minority shares of Compañía Cervecera AmBev Dominicana, C. por A.  (“AmBev Dominicana”)

On August 26, 2009, the Company, through its subsidiary Monthiers S.A., increased its participation in the equity of AmBev Dominicana from 65.8% to 100%, registering a goodwill equivalent to R$ 90,117 at December 31, 2009.

(iii) Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. (“Goldensand”) – Merger with AmBev.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

On April 28, 2009, in order to simplify  AmBev’s structure and to reduce costs  in both  companies, the subsidiary Goldensand was merged  into AmBev. The goodwill amortization recorded by AmBev in its tax books, is being, after the merger, considered deductible for tax purposes pursuant to the legislation in force.

(iv) Distribution of Budweiser beer – Cervejaria Paraguaya (“Cervepar”)

The subsidiary Cervejaria Paraguaya (Cervepar) signed in April 2009 a distribution agreement with Anheuser-Busch International, Inc. to distribute Budweiser beer in Paraguay.

(v) Quilmes – Aquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

The subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia. This transaction amounted to approximately US$ 27,000, equivalent to R$ 47,012 at December 31, 2009 (R$ 44,540 on the transaction date).

(vi) New licensee for the Labatt family beers in the United States

On March 13, 2009, the Company announced that, following the approval by the US Department of Justice, it had concluded the transaction disclosed on February 23, 2009, through which a subsidiary of KPS Capital Partners, LP has become the exclusive and perpetual licensee for Labatt branded beer (which includes primarily Labatt Blue and Labatt Blue Light) for the United States.

The consolidated financial statements were approved by the Board of Directors on March 1, 2010.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). AmBev has not early adopted any international standards that have not became effective in 2009.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements were prepared in accordance with IFRS standards and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”)  that were in force on December 31, 2009.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The consolidated financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future period if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed hereafter.

The accounting policies set out below were adopted uniformly in all the periods presented in the consolidated financial statements.

b) Consolidated financial statements

Subsidiaries are those companies in which AmBev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities in which the Company has significant influence, over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

The financial statements of our subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Jointly controlled entities are consolidated using the proportionate method of consolidation. The Company consolidates the net assets and the income of the companies Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), in proportion to its participation in these companies.

The Company also consolidates the financial statements of the Taurus Investment SPC (“Taurus Investment”) fund, an investment fund fully controlled through the Company’s subsidiaries.

Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Ambev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Ambev has incurred obligations in respect of the associate.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AmBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Reais (“R$”) at foreign exchange rates ruling at the dates the fair value was determined. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to Reais at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions.  The components of shareholders’ equity are translated at historical rates.  Exchange differences arising from the translation of shareholders’ equity to Reais at year-end exchange rates are recognized in equity (translation reserves).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The most important exchange rates that have been used in preparing the financial statements are:

			Closing rate
Currency	Name	Country	December 31,	December 31,
			2009	2008
CAD	Canadian Dollars	Canada	1.6581	1.9134
DOP	Dominican Pesos	Dominican Republic	0.0485	0.0661
USD	US Dollars	Ecuador and Luxemburg	1.7412	2.3370
GTQ	Guatemala’s Quetzal	Guatemala	0.2102	0.3006
PEN	Peruvian Sol	Peru	0.6059	0.7438
VEF	Venezuelan Bolivars	Venezuela	0.8159	1.0883
ARS	Argentinean Peso	Argentina	0.4586	0.6774
BOB	Bolivian	Bolivia	0.2463	0.3306
PYG	Paraguayan Guarani	Paraguay	0.0004	0.0005
UYU	Uruguayan Peso	Uruguay	0.0887	0.0959
CLP	Chilean Peso	Chile	0.0034	0.0037

(d) Hyperinflationary economies

In hyperinflationary economies, non-monetary assets and liabilities,  income statement and equity  accounts in local currency are adjusted for inflation using a general price index. These items are adjusted for inflation and used for conversion in Reais (“R$”) at the closing rate. For subsidiaries and associated companies in hyperinflationary countries where the general price index is not established and the method of indexation does not provide reliable results, the balance sheet accounts and income statement accounts are converted into Reais considering it as the functional currency of the transactions. On November 30, 2009, Venezuela's economy has been assessed as hyperinflationary, thus the Company's operations located in this country have been adjusted for inflation using the general price index from Venezuela´s Central Bank, for the year ended 2009.

(e) Intangible assets

Market assets from former dealers

The market assets from former dealers are those used to improve the products distribution in determined area. The market assets from former dealers are recognized at cost, or fair value when acquired through a business combination.

Brands

If part of the consideration paid in a business combination is related to brands, they are recognized in a specific account of the Intangible assets group and are measured at fair value. In-house expenditures for developing a brand are recognized as expenses.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to item (m) below).

(f) Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and jointly controlled entities.

Acquisitions prior to  January 1, 2005
As part of its transition to IFRSs, the Company elected to restate under IFRS 3 Business Combinations only those business combinations that occurred on or after January 1, 2005. In respect of acquisitions prior to  January 1, 2005, goodwill represents the amount recognized under the Company’s previous consolidated financial statements accounting framework, Brazilian GAAP (“BRGAAP”).
Acquisitions on or after  January 1, 2005
For acquisitions on or after  January 1,  2005, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired. When the excess is negative (negative goodwill), it is recognized immediately in profit or loss. This procedure is in connection with the IFRS 1 First-time adoption exemptions, used in the implementation of IFRS for the financial statements of December 31, 2008.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to Reais using the year-end exchange rate, except for the acquisitions prior to January 1, 2005 for which the Company treated them as their assets, in Reais.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Expenditure on internally generated goodwill is expensed as incurred.

(g) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on which they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives, are as follows:

Buildings	25 years
Plant and equipment	10 years
Fixtures and fittings	5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated since it is deemed to have an indefinite life.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(h) Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets are the same as for depreciable assets that are owned.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(i) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which AmBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in equity.

On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in equity. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

Other investments

Other investments held by the Company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in equity. Impairment charges are recognized in the income statement.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(k) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses in the realization of receivables.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and time deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(m) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, AmBev’s approach is to test goodwill at the cash generating unit level, as defined by IAS 36 Impairment of Assets.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Reversal of impairment losses

Impairment losses in respect of goodwill or investments in equity securities are not reversed. Impairment losses on other assets are reversed if the subsequent increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Share capital

Shares rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as Interest on shareholders’ equity. Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

Repurchase of shares

When AmBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recorded in liabilities in the period in which they are declared.

(o) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Expenditures related to the Company’s on-going and future activities are not provided for.

(p) Employee benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. AmBev maintains funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not  recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

Where the calculated amount of a defined benefit plan liability is negative (an asset), AmBev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to AmBev either from refunds or reductions in future contributions.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Other post-employment obligations

The Company and its subsidiaries provide  health care benefits, reimbursement of expenses with drugs and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period in which the bonus is earned. Bonuses paid in shares are treated as share-based payments.

(q) Share-based payments

Different share and share option programs allow the Company’s management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis.The Interest-bearing loans and borrowings  that have hedge structure are mentioned in Note 28 Risk arising from financial instruments and follow  the accounting policies described in the financial instruments note.

(s) Trade and other payables

Trade and other payables are recognized at amortized cost.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(t) Income tax and social contribution

Income tax and social contribution comprise current and deferred tax. Income tax and social contribution are recognized in the income statement, except if related to items recognized directly in equity, in which case, the tax effect is also recognized directly in equity. Companies have the option to distribute interest attributed to shareholders’ calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. The income tax effect of interest attributable to shareholders’ is recorded as income tax expense in the income statement, when declared.

Current tax is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

According to IAS 12 Income Taxes, deferred taxes are recognized using the balance sheet liability method. This means that, taking into account the IAS 12 requirements, a deferred tax liability or asset is recognized for all taxable and deductible differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recognized: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantively enacted tax rates.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable profits will occur.

(u) Income Recognition

Income  is recognized when it is probable that the benefits associated with a transaction will flow to the  Company and the income can be measured reliably.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and discounts for cash payments.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Rental and royalty revenue

Rental revenue is recognized under other operating income on a straight-line basis over the term of the lease. Royalties are also recognized in other operating income on an accrual basis in accordance with the substance of the relevant contract.

Government grants

Government grants are initially recognized in the balance sheet as deferred income when there is reasonable assurance that it will be received and that the Company will comply with all the conditions attached to it. Grants that compensate the Company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses related to it are incurred.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

(v) Expenses

Royalty expenses

Royalties paid to companies which do not form part of the consolidated financial statements are recognized as cost of sales.

Finance costs

Finance costs consist of interest payable on borrowings calculated based on the effective interest rate, foreign exchange losses, currency losses net of gains with currency hedging instruments, income from interest hedging instruments, losses from hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, as well as any losses from hedge ineffectiveness.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

All interest and other costs incurred related to borrowings or financial transactions are recognized as finance costs. The interest related to finance leases is recognized in the income statement, using the effective interest rate.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expended in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

Special items

Special items are either gains or losses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

(w) Derivative financial instruments

AmBev uses derivative financial instruments in order to hedge against risks related to foreign currency, interest rates and commodity prices. AmBev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in IAS 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Cash flow hedge accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).  When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

(x) Segment reporting

Until December 31, 2008, the Company disclosed its information per segment as required by IAS 14 Segment Reporting, replaced by IFRS 8 Operating Segments, which became effective for the year beginning on January 1, 2009.

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8 requires that disclosure of segment information is based on the internal reports regularly reviewed by AmBev’s Chief Operating Decision Makers in order to assess each segment’s performance and to allocate resources to them. Based on IFRS 8, the Company has defined the following operating segments:  (a) the geographical regions Latin America North - LAN (consisting of the operations in Brazil and the countries in the northern portion of Latin America, or HILA-ex - Dominican Republic, Ecuador, Guatemala, Peru and Venezuela), Latin America South – LAS (consisting of the operations of Quinsa and in the countries of the Southern Cone -  Argentina, Paraguay, Uruguay, Chile, Bolivia, with the Holding company in Luxembourg) and Canada (consisting of the operations of Labatt in Canada); and (b) the beer and non-alcoholic beverages businesses.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

With the adoption of IFRS 8, there has been no change in the presentation of the segments disclosed in accordance with IAS 14.

(y) Assets held for sale

AmBev classifies assets as held for sale when the residual value of a given asset will be recovered through a sale transaction rather than through continuing use. Immediately after the classification as held for sale, these assets are measured based on the lower of their residual value and their fair value less cost to sell. Any impairment loss is recognized in the income statement, as well as any subsequent gains or losses at their remeasurement.

Non-current assets classified as held for sale are not depreciated or amortized.

(z) Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2009 and have not been applied in preparing these consolidated financial statements. Except for IFRS 3 "Business Combinations", mentioned below, the Company management do not expect significant impacts on the consolidated financial statements related to the new standards and amendments to standards and pronouncements, when these are applied.

IFRS 3 (REVISED) - BUSINESS COMBINATIONS (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AmBev’s operations in case of new acquisitions:

- The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

- Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.

- Transaction costs, other than share and debt issue costs, will be expensed as incurred.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

- Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

- Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Additionally, the revised IFRS 3 excluded from the scope of IFRS 2 Share-based payment the capital increases to create a joint venture and transactions relative to common control.

Revised IFRS 3, which becomes mandatory for AmBev’s 2010 consolidated financial statements, will be applied prospectively and, therefore, there will be no impact on periods prior to AmBev’s 2010 consolidated financial statements.

IFRS 5 (AMENDMENT) - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The amendment specifies the required disclosures of non-current assets (or disposal groups) classified as held for sale or discontinued operations.

It also clarifies that the general requirements of IAS 1 are still applicable, especially those contained in paragraph 15 (for a fair presentation) and paragraph 125 (sources of estimation uncertainty) of  this IAS.

IFRS 8 (AMENDMENT) - DISCLOSURE OF INFORMATION BY OPERATING SEGMENT ASSETS

Small changes in the standard text and in the basis of conclusion in order to clarify that an entity should disclose information about assets by segment only if that information is regularly reported to the director responsible for making operational decisions.

IAS 1 (AMENDMENT) - CLASSIFICATION OF CONVERTIBLE INSTRUMENTS BETWEEN CURRENT AND NON CURRENT

The amended rule clarifies that the probable settlement of an obligation through the issuance of shares do not affect the classification as current or not current. By changing the definition of current liabilities, the amendment permits that an obligation is  classified as non-current (if the entity has an unconditional right to defer settlement by transferring cash or other assets for a minimum period of 12 months after the fiscal year ) despite the fact that the counterparty may require the placement of shares by the entity at any time.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

IAS 7 (AMENDMENT) - STATEMENT OF CASH FLOWS

The amended rule establishes the requirement that only expenses that result in an asset in the balance sheet can be classified as investing activities.

IAS 17 (AMENDMENT) - LEASING

The amended rule eliminates specific guidance related to classification of leases of land in order to eliminate the inconsistency with the general guidance on classification of leases.

Consequently, the leases of land should be classified as financial or operational based on the general principles of IAS 17.
IAS 27 (AMENDMENT) – CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS (2008)

The amended standard establishes that the effects of all transactions with interests in subsidiaries are recorded in equity whenever there is a relationship of control. When control is lost, any interest in the subsidiary is revalued at its fair value, and the gain or loss is recognized in income statement.

IAS 36 (AMENDMENT) – IMPAIRMENT OF ASSETS

The standard clarifies that the major cash-generating unit (or group of units) to which goodwill should be allocated for impairment testing is an operating segment as determined in paragraph 5 of IFRS 8 "Operating Segments" (i.e. before the aggregation of elements with similar economic characteristics permitted by paragraph 12 of IFRS 8).

IAS 38 (AMENDMENT) - INTANGIBLE ASSETS

Amendment to paragraphs 36 and 37 in order to clarify the requirements of IFRS 3 (revised) related to accounting for intangible assets acquired in a business combination.

Additionally, it amends paragraphs 40 and 41 to clarify the description of valuation techniques generally used by entities in measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

IAS 39 (AMENDMENTS) - FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT - ELIGIBLE HEDGING OBJECT INSTRUMENTS

The amended rule clarifies that the prepayment options, which exercise price compensates the lender for loss of interest by reducing the economic loss resulting from the reinvestment risk should be considered closely related to the contract of the principal debt.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In addition, changes in the scope exemption in paragraph 2 (g) aim to clarify that: (a) it only applies to future binding contracts between buyer and seller in a business combination to occur at a future date ( b) the term of a term contract shall not exceed a reasonable period of time normally required to obtain any necessary approvals and to complete the transaction, and (c) exemption should not apply to options contracts (whether or not they can be exercised in the short term) whose exercise will result in control of an entity.

Additionally, the amendment provides clarification on when to recognize gains and losses on hedging instruments, such as reclassification adjustments on a cash flow hedge in a expected transaction that results in subsequent recognition of a financial instrument. The amendment clarifies that gains and losses should be reclassified from equity to the income statement in the period in which the expected cash flow hedge affects the income statement.

IFRIC 9 (AMENDMENT) - REASSESSMENT OF EMBEDDED DERIVATIVES AND IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT: EMBEDDED DERIVATIVES (AMENDMENT)

The standard requires the entities to assess whether an embedded derivative should be separated from the main contract when the entity proceeds with the reclassification of a mixed financial asset not classified in the category of fair value through profit and loss. The evaluation is based on existing conditions: (a) the date on which the entity becomes party of the contract; and (b) the date of the change in the terms of the contract which resulted in significant changes in cash flows that otherwise be required under the contract, whichever occurs later.

IFRIC 9 (AMENDMENT) - REASSESSMENT OF EMBEDDED DERIVATIVES AND IFRS 3 BUSINESS COMBINATIONS

The Council amended the scope paragraph of the IFRIC 9 to clarify that it does not apply to embedded derivatives for contracts acquired in a business combination or combinations of entities or companies under common control or in joint ventures.

IFRIC 16 – HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION

The IFRIC 16 clarifies that in a hedge of net investments in foreign operations, the qualified hedging instruments may be held by any entity in the group, including the foreign operation itself.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

IFRIC 17 – DISTRIBUTIONS OF NON CASH ASSETS TO OWNERS

This interpretation provides guidance on the accounting treatment to be adopted for the distribution of non-monetary assets to shareholders in the form of distribution of reserves or dividends. It is out of the scope of this interpretation the distribution of assets that are controlled by the same parties before and after the distribution (common control transactions). IFRS 5 has also been amended, requiring that assets are classified as held for distribution only when they are available for distribution in their current condition and distribution is highly probable.

IFRIC 18 – TRANSFER OF ASSETS FROM CUSTOMERS

This interpretation provides guidance on how to account for items of property, plant and equipment received from customers or cash received and used in the acquisition or construction of specific assets. This interpretation is only applicable to assets used to connect the client to a network or to provide continuous access to the supply of goods or services.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

4. SEGMENT REPORTING

(a) Geographical segments:
	2009
(in thousand of Brazilian Reais)	LAN	LAS	Canada	Consolidated
Net sales	15,414,184	3,826,524	3,953,340	23,194,048
Cost of sales	(4,900,749)	(1,490,763)	(1,340,437)	(7,731,949)
Gross profit	10,513,435	2,335,761	2,612,903	15,462,099
Sales and marketing expenses	(3,722,271)	(701,159)	(1,118,586)	(5,542,016)
Administrative expenses	(1,133,929)	(153,940)	(190,174)	(1,478,043)
Other operating income/(expenses)	549,501	(14,684)	4,440	539,257
Special items	219,663	(13,489)	(9,578)	196,596
Income from operations	6,426,399	1,452,489	1,299,005	9,177,893
Net financial cost	(711,230)	(185,983)	(84,880)	(982,093)
Share of results of associates	-	-	678	678
Income before income tax	5,715,169	1,266,506	1,214,803	8,196,478
Income tax expense	(1,380,811)	(371,671)	(455,651)	(2,208,133)
Net income	4,334,358	894,835	759,152	5,988,345

Attributable to:
Equity holders of AmBev	4,411,049	815,849	759,152	5,986,050
Minority interest	(76,691)	78,986	-	2,295

Segment assets	11,763,695	5,398,030	16,348,470	33,510,195
Intersegment elimination	-	-	-	(679,121)
Non-segmented assets	-	-	-	6,590,822
Total assets				40,101,017

Segment liabilities	6,659,485	1,366,059	1,376,865	9,402,409
Intersegment elimination	-	-	-	(679,121)
Non-segmented liabilities	-	-	-	30,698,608
Total liabilities				40,101,017
CAPEX	1,006,083	311,835	121,828	1,439,746
Impairment losses/ (reversals)	100,236	652	-	100,888
Depreciation and amortization	772,903	289,608	216,425	1,278,936
Additions to/ (reversals of) provisions	107,443	6,092	3,943	117,478
Full time employees	30,070	7,780	2,937	40,787

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	2008
(in thousand of Brazilian Reais)	LAN	LAS	Canada	Consolidated
Net sales	13,671,933	3,300,375	3,740,873	20,713,181
Cost of sales	(4,602,130)	(1,395,309)	(1,220,198)	(7,217,637)
Gross profit	9,069,803	1,905,066	2,520,675	13,495,544
Sales and marketing expenses	(3,237,756)	(599,050)	(1,119,480)	(4,956,286)
Administrative expenses	(757,682)	(128,240)	(151,087)	(1,037,009)
Other operating income/(expenses)	335,589	24,715	23,156	383,460
Special items	(48,068)	(6,867)	(4,276)	(59,211)
Income from operations	5,361,886	1,195,624	1,268,988	7,826,498
Net financial cost	(1,046,046)	(76,233)	(68,488)	(1,190,767)
Share of results of associates	-	2,039	279	2,318
Income before income tax	4,315,840	1,121,430	1,200,779	6,638,049
Income tax expense	(830,141)	(335,397)	(281,619)	(1,447,157)
Net income	3,485,699	786,033	919,160	5,190,892

Attributable to:
Equity holders of AmBev	3,485,699	714,241	919,160	5,119,100
Minority interest	-	71,792	-	71,792

Segment assets	10,627,760	7,687,805	18,288,240	36,603,805
Intersegment elimination	-	-	-	(715,746)
Non-segmented assets	-	-	-	5,924,913
Total assets				41,812,972

Segment liabilities	6,028,096	1,781,416	1,569,974	9,379,486
Intersegment elimination	-	-	-	(715,746)
Non-segmented liabilities	-	-	-	33,149,232
Total liabilities				41,812,972
CAPEX	1,247,528	506,808	204,043	1,958,379
Impairment losses/ (reversals)	96,847	(274)	1,963	98,536
Depreciation and amortization	749,361	235,027	205,646	1,190,034
Additions to/ (reversals of) provisions	156,446	9,988	1,728	168,162
Additions to/ (reversals of) provisionsFull time employees	28,517	7,554	3,230	39,301

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Business segments:

	LAN
	2009			2008
(in thousand of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	12,538,609	2,875,575	15,414,184	11,106,615	2,565,318	13,671,933
Cost of sales	(3,702,079)	(1,198,670)	(4,900,749)	(3,473,425)	(1,128,705)	(4,602,130)
Gross profit	8,836,530	1,676,905	10,513,435	7,633,190	1,436,613	9,069,803
Sales and marketing expenses	(3,095,205)	(627,066)	(3,722,271)	(2,686,224)	(551,532)	(3,237,756)
Administrative expenses	(971,608)	(162,321)	(1,133,929)	(661,165)	(96,517)	(757,682)
Other operating income/(expenses)	415,272	134,229	549,501	248,354	87,235	335,589
Special items	159,521	60,142	219,663	(36,773)	(11,295)	(48,068)
Income from operations	5,344,510	1,081,889	6,426,399	4,497,382	864,504	5,361,886
Net financial cost	(711,230)	-	(711,230)	(1,046,046)	-	(1,046,046)
Share of results of associates	-	-	-	-	-	-
Income before income tax	4,633,280	1,081,889	5,715,169	3,451,336	864,504	4,315,840
Income tax expense	(1,380,811)	-	(1,380,811)	(830,141)	-	(830,141)
Net income	3,252,469	1,081,889	4,334,358	2,621,195	864,504	3,485,699
Attributable to:
Equity holders of AmBev	3,320,195	1,090,853	4,411,048	2,621,195	864,504	3,485,699
Minority interest	(67,727)	(8,964)	(76,691)	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Brazil
	2009			2008
(in thousand of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	12,064,686	2,567,383	14,632,069	10,759,541	2,299,172	13,058,713
Cost of sales	(3,411,914)	(999,372)	(4,411,286)	(3,224,269)	(956,884)	(4,181,153)
Gross profit	8,652,772	1,568,011	10,220,783	7,535,272	1,342,288	8,877,560
Sales and marketing expenses	(2,843,451)	(515,781)	(3,359,232)	(2,482,026)	(444,458)	(2,926,484)
Administrative expenses	(910,974)	(114,257)	(1,025,231)	(613,435)	(71,922)	(685,357)
Other operating income/(expenses)	392,466	131,138	523,604	221,884	87,640	309,524
Special items	166,336	61,728	228,064	(31,851)	(10,692)	(42,543)
Income from operations	5,457,149	1,130,839	6,587,988	4,629,844	902,856	5,532,700
Net financial cost	(787,559)	-	(787,559)	(1,017,229)	-	(1,017,229)
Share of results of associates	-	-	-	-	-	-
Income before income tax	4,669,590	1,130,839	5,800,429	3,612,615	902,856	4,515,471
Income tax expense	(1,372,181)	-	(1,372,181)	(828,147)	-	(828,147)
Net income	3,297,409	1,130,839	4,428,248	2,784,468	902,856	3,687,324
Attributable to:
Equity holders of AmBev	3,318,654	1,130,839	4,449,493	2,784,468	902,856	3,687,324
Minority interest	(21,245)	-	(21,245)	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Hila-Ex
	2009			2008
(in thousand of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	473,923	308,192	782,115	347,074	266,146	613,220
Cost of sales	(290,165)	(199,298)	(489,463)	(249,156)	(171,821)	(420,977)
Gross profit	183,758	108,894	292,652	97,918	94,325	192,243
Sales and marketing expenses	(251,754)	(111,285)	(363,039)	(204,198)	(107,074)	(311,272)
Administrative expenses	(60,634)	(48,064)	(108,698)	(47,730)	(24,595)	(72,325)
Other operating income/(expenses)	22,806	3,091	25,897	26,470	(405)	26,065
Special items	(6,815)	(1,586)	(8,401)	(4,922)	(603)	(5,525)
Income from operations	(112,639)	(48,950)	(161,589)	(132,462)	(38,352)	(170,814)
Net financial cost	76,329	-	76,329	(28,817)	-	(28,817)
Share of results of associates	-	-	-	-	-	-
Income before income tax	(36,310)	(48,950)	(85,260)	(161,279)	(38,352)	(199,631)
Income tax expense	(8,630)	-	(8,630)	(1,994)	-	(1,994)
Net income	(44,940)	(48,950)	(93,890)	(163,273)	(38,352)	(201,625)
Attributable to:
Equity holders of AmBev	1,542	(39,986)	(38,444)	(163,273)	(38,352)	(201,625)
Minority interest	(46,482)	(8,964)	(55,446)	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	LAN
	2009			2008
(in thousand of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,785,868	1,040,656	3,826,524	2,376,229	924,146	3,300,375
Cost of sales	(881,064)	(609,699)	(1,490,763)	(809,628)	(585,681)	(1,395,309)
Gross profit	1,904,804	430,957	2,335,761	1,566,601	338,465	1,905,066
Sales and marketing expenses	(471,364)	(229,795)	(701,159)	(398,507)	(200,543)	(599,050)
Administrative expenses	(145,737)	(8,203)	(153,940)	(124,493)	(3,747)	(128,240)
Other operating income/(expenses)	(16,709)	2,025	(14,684)	9,755	14,960	24,715
Special items	(13,269)	(220)	(13,489)	(6,867)	-	(6,867)
Income from operations	1,257,725	194,764	1,452,489	1,046,489	149,135	1,195,624
Net financial cost	(185,983)	-	(185,983)	(79,302)	3,069	(76,233)
Share of results of associates	-	-	-	2,039	-	2,039
Income before income tax	1,071,742	194,764	1,266,506	969,226	152,204	1,121,430
Income tax expense	(371,671)	-	(371,671)	(335,397)	-	(335,397)
Net income	700,071	194,764	894,835	633,829	152,204	786,033
Attributable to:
Equity holders of AmBev	621,428	194,421	815,849	562,300	151,941	714,241
Minority interest	78,643	343	78,986	71,529	263	71,792

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	2009		2008
(in thousand of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	3,953,340	3,953,340	3,740,873	3,740,873
Cost of sales	(1,340,437)	(1,340,437)	(1,220,198)	(1,220,198)
Gross profit	2,612,903	2,612,903	2,520,675	2,520,675
Sales and marketing expenses	(1,118,586)	(1,118,586)	(1,119,480)	(1,119,480)
Administrative expenses	(190,174)	(190,174)	(151,087)	(151,087)
Other operating income/(expenses)	4,440	4,440	23,156	23,156
Special items	(9,578)	(9,578)	(4,276)	(4,276)
Income from operations	1,299,005	1,299,005	1,268,988	1,268,988
Net financial cost	(84,880)	(84,880)	(68,488)	(68,488)
Share of results of associates	678	678	279	279
Income before income tax	1,214,803	1,214,803	1,200,779	1,200,779
Income tax expense	(455,651)	(455,651)	(281,619)	(281,619)
Net income	759,152	759,152	919,160	919,160
Attributable to:
Equity holders of AmBev	759,152	759,152	919,160	919,160
Minority interest	-	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

5. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

	2009	2008
	Acquisition	Acquisition
Non-current assets
Property, plant and equipment	17,173	-
Intangible assets	25,541	-
Investment securities	67	-
Trade and other receivables	6	-

Current assets
Inventories	4,042	-
Trade and other receivables	1,165	-
Cash and cash equivalents	11,416	-

Minority interests

Non-current liabilities
Employee benefits	(2,378)	-
Provisions	(1,455)	-

Current liabilities
Income tax payable	(4,480)	-
Trade and other payables	(13,796)	-

Net identifiable assets and liabilities	37,301	-
Goodwill on acquisition	18,655	-
Cash (acquired)/disposed of	(11,416)	-
Net cash outflow/(inflow)	44,540

Acquisition occurred in 2009:

Quilmes – Aquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

The subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia. This transaction amounted to approximately US$ 27,000, equivalent to R$ 47,012 at December 31, 2009 (R$ 44,540 on the transaction date).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

6. OTHER OPERATING INCOME/(EXPENSES)

	2009	2008(1)

Government grants	303,739	271,584
Tax recovery	127,234	25,452
(Additions to )/reversal of provisions	14,641	(29,146)
Net gain on disposal of property, plant and equipment and intangible assets	29,792	46,554
Net rental income	8,102	2,606
Net other operating income	55,749	66,410
	539,257	383,460
(1) In 2008 there was a reclass of R$ 33,235 from Tax recovery to Government grants.

Government grants are related to ICMS tax incentives granted by some states in Brazil.

7. SPECIAL ITEMS

Special items are gains and losses that do not occur regularly and are detailed below:

	2009	2008(i)
Restructuring	(42,844)	(20,554)
Assets disposals	-	-
Labatt brands indemnity	239,440	-
Merger and acquisition activities (M&A)	-	(17,084)
Disputes	-	(21,573)
Special items	196,596	(59,211)

(i) Information disclosed as Non-recurring items in the financial statements of December 31, 2008.

Restructuring expenses in 2009 and 2008, amounting to R$ 42,844 and R$ 20,554 , respectively, are related to the realignment of the structure and processes in all geographic segments.

On March 13, 2009, the Company announced that, following the approval of the United States Department of Justice, it concluded the operation disclosed on February 23, 2009, whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$ 239,440 from this licensing of the Labatt brands.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

8. PAYROLL AND RELATED BENEFITS

	2009	2008
Wages and salaries	1,694,814	1,588,314
Social security contributions	377,814	383,147
Other personnel cost	371,943	334,872
Increase in liabilities for defined benefit plans	63,241	62,759
Share-based payment	134,715	57,815
Contributions to defined contribution plans	7,373	10,395
	2,649,900	2,437,302

Average number of full time employees (FTE)	42,573	41,138

Payroll and related benefits per geographic segment:

	2009	2008
Brazil	1,280,164	1,150,641
HILA-ex	187,104	140,514
LAS	401,707	427,947
Canada	780,925	718,200
	2,649,900	2,437,302

9. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Impairment, depreciation and amortization expenses are included in the following income statement accounts for the years 2009 and 2008:

	Depreciation and
	impairment of property,		Amortization of
	plant and equipment		intangible assets
	2009	2008	2009	2008
Cost of sales	760,335	700,182	244	1,698
Sales and marketing expenses	330,993	300,660	126,579	139,411
Administrative expenses	118,544	113,063	39,791	35,323
	1,209,872	1,113,905	166,614	176,432

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

10. FINANCE COST AND INCOME

Recognized in the income statement in the year

Finance income

	2009	2008
Interest income	169,346	89,052
Gains on derivative instruments that are not part of a hedge accounting relationship	73,214	103,056
Gains on non-derivative instruments at fair value through profit or loss	-	1,404
Monetary restatement gains/losses(i)	40,038	-
Dividend income, non-consolidated companies	84	163
Other financial income	83,694	63,118
	366,376	256,793
(i) Inflation in Venezuela has been high for several years and considering the accumulated inflation over the past three years, based on November 30, 2009, it exceeded 100%. Thus, Venezuela is considered a hyperinflationary economy and, therefore,  IAS 29 " Financial Reporting in Hyperinflationary Economies" was applied in the financial statements for the year ended December 31, 2009. The amount reported in this line, in 2009, corresponds to the impact of the restatement from the application of IAS 21 “ The Effects of Changes in Foreign Exchange Rates” and IAS 29 in our operations in Venezuela.

Interest income results from the following financial assets:

Interest Income	2009	2008
Cash and cash equivalents	136,183	66,652
Investment securities held for trading	17,011	20,992
Others receivables	16,152	1,408
	169,346	89,052

Finance costs

	2009	2008
Interest expenses	(812,466)	(1,200,471)
Losses on derivatives	(240,819)	(78,239)
Interest on contingencies	(19,669)	(25,816)
Exchange variation on dividends receivable	(86,395)	-
Tax on financial transactions	(48,473)	(63,995)
Other financial costs, including bank fees	(140,647)	(79,039)
	(1,348,469)	(1,447,560)
Interest expenses are presented net of the effect of interest rate derivative instruments hedging AmBev’s interest rate risk – see also Note 28, Risks arising from financial instruments. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are split as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Interest expenses	2009	2008
Financial liabilities measured at amortized cost	(411,065)	(530,865)
Fair value hedges - Hedged items	(385,360)	(103,697)
Fair value hedges – Hedging instruments	53,597	(265,006)
Cash flow hedge – Hedged items	(133,891)	(143,172)
Cash flow hedge - (Hedging instruments – reclassified from shareholders’ equity)	64,253	65,993
Hedged items not part of hedge accounting relationship – economic hedges	-	(180,774)
Hedging instruments not part of hedge accounting relationship – economic hedges	-	(42,950)
	(812,466)	(1,200,471)

Foreign exchange gains and losses are presented net of the effect of Foreign exchange derivative instruments designated for hedge accounting. As required by IFRS 7 Financial instruments: disclosure, the split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship, as follows:

	2009	2008
Fair value hedges – hedged items	610,304	(582,353)

Fair value hedges – hedging instruments	(612,906)	582,353

Cash flow hedges – hedged items	(188,648)	40,238

Cash flow hedges – hedging instruments (reclassified from equity)	189,102	(43,835)

Hedged items not part of hedge accounting relationship – economic hedges	-	(10,723)

Hedging instruments not part of hedge accounting relationship	-	9,115

Other	2,148	5,205

Foreign exchange results from fair value hedges mainly relate to bonds 2011 and 2013 hedges; see Note 28. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Recognized directly in equity

	2009	2008
Recognized in equity	(75,477)	12,473
Removed from equity and included in profit or loss	(232,378)	190,696
Removed from equity and included in the initial cost of inventories	-	4,118
Deferred income tax variance in equity and other movements(i)	188,059	(139,963)
	(119,796)	67,324
(i) In order to  better disclose the movement of the hedge reserves, we included the line "Deferred income tax variance in Equity and other movements" in 2009, with comparative balances for 2008.

11. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution recognized in the years’ results were as follows:

	2009	2008

Income tax expense
Current	(1,304,029)	(1,374,126)
	(1,304,029)	(1,374,126)
Deferred tax (expense)/income
Origination and reversal of temporary differences	(510,904)	(6,834)
Utilization of tax losses carryforwards	(393,200)	(66,197)
	(904,104)	(73,031)

Total income tax expense in the income statement	(2,208,133)	(1,447,157)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The reconciliation of the effective tax rate with the weighted nominal tax rate can be summarized as follows:

	2009	2008
Profit before tax	8,196,478	6,638,049
Adjustment on taxable basis
Non-taxable net financial income and other non-taxable income	(650,912)	(355,847)
Non-taxable intercompany dividends	-	(163)
Government grants related to sales taxes	(263,400)	(238,349)
Results on commodities hedges	347,991	(34,345)
Expenses non-deductible for tax purposes	177,498	177,589
	7,807,655	6,186,934
Aggregated weighted nominal tax rate	32.54%	32.69%
Taxes – nominal rate	(2,540,611)	(2,022,509)
Adjustment on tax expenses
Government grant on income tax	198,525	134,732
Deductible interest attributed to shareholders	346,770	337,447
Tax saving from goodwill amortization on tax books	142,758	174,043
Changes in tax rate	-	6,143
Dividends withholding tax	(130,750)	(71,649	) (1)
Losses recognized in operations abroad, non-deductible	(47,529)	(40,694	)(1)
Other tax adjustments	(177,296)	35,330
Income tax and social contribution expense	(2,208,133)	(1,447,157)
Effective tax rate	26.94%	21.80%
(1) In 2008 there was a reclassification of R$ (64,671) from Other tax adjustment, to Losses recognized in operations abroad, non-deductible of R$ (40,694) and to Dividends withholding tax of  R$ (23,977).

The main events that negatively impacted the effective tax rate in 2009 were: (a) increase in profit before taxes of 23%; (b) increase in the provision for disputes related to income tax and social contribution; (c) increase in taxation of profits generated abroad; and  (d) increase in the financial losses recorded in companies abroad that are non-deductible under the Brazilian tax rules.

The total income tax expense is R$ 2,208,133 with an effective tax rate of 26.94% (21.80% on December 31, 2008).

The income tax recognized directly in equity is shown below:

Income tax and social contribution (losses)/gains	2009	2008
Actuarial gains and losses	34,392	2,266
Cash flow Hedges	188,059	(139,385)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

12. PROPERTY, PLANT AND EQUIPMENT

	2009					2008

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost Balance at end of previous year	3,280,164	9,982,060	1,984,807	796,042	16,043,073	13,770,579
Effect of movements in foreign exchange	(355,273)	(1,104,187)	(141,472)	(86,794)	(1,687,726)	1,055,491

Acquisition through business combinations	7,193	8,273	1,559	-	17,025	-
Acquisitions	6,125	209,711	51,463	1,039,823	1,307,122	1,783,114
Disposals	(35,024)	(100,401)	(109,034)	(709)	(245,168)	(367,468)

Transfer to other asset categories	130,909	597,948	199,218	(1,145,048)	(216,973)	(232,793)
Other (i)	118,088	488,006	34,112	8,772	648,978	34,150
Balance at end of year	3,152,182	10,081,411	2,020,653	612,086	15,866,331	16,043,073

Depreciation and Impairment
Balance at end of previous year	(1,283,500)	(6,188,335)	(1,266,638)	-	(8,738,473)	(7,723,037)
Effect of movements in foreign exchange	93,638	590,363	83,772	-	767,773	(433,611)
Depreciation	(111,056)	(775,098)	(222,830)	-	(1,108,984)	(1,014,971)

Acquisition through business combinations	-	-	-	-	-	-

Impairment losses(ii)	-	(100,888)	-	-	(100,888)	(99,194)
Disposals	4,082	79,912	100,224	-	184,218	324,784

Transfer to other asset categories	(329)	198,012	3,043	-	200,726	207,556
Other (i)	(83,438)	(401,203)	9,010	-	(475,631)	-
Balance at end of year	(1,380,603)	(6,597,237)	(1,293,419)	-	(9,271,259)	(8,738,473)
Carrying amount:
December 31, 2008	1,996,664	3,793,725	718,169	796,042	7,304,600	7,304,600
December 31, 2009	1,771,579	3,484,173	727,234	612,086	6,595,072

(i) In 2009, includes monetary restatement from the application of IAS 29 on our operations in Venezuela, in the net amount of R$ 123,782, of which R$ 551,264 corresponding to the acquisition cost and R$427,483 corresponding to depreciation.

(ii) Refers mainly to returnable packaging losses.

On December 31, 2009, there are items of plant and equipment , with a net book value totaling R$ 336,616 (R$ 451,117 on December 31, 2008), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The company leases plant and equipment and  fixtures and fittings. The carrying amount of the leased assets was R$ 21,225 as of December 31, 2009 and R$ 38,525 as of December 31, 2008.

13. GOODWILL

	2009	2008
Balance at end of previous year	17,912,429	17,180,569
Effect of movements in foreign exchange	(535,848)	327,992
Acquisitions through business combinations and of minority interests	150,890	403,868
Balance at end of year	17,527,471	17,912,429

The most relevant acquisitions that occurred in 2009 were the aquisition of minorities interests in AmBev Dominicana and AmBev Company S.A., as mentioned  in Note 1 (i) and (ii). These transactions generated a goodwill equivalent to R$ 96,456  and R$ 34,271, respectively, at the acquisition date.

The business combination occurred in 2008 corresponds to the acquisition of minority interest in Quinsa. This transaction generated a goodwill equivalent to R$ 403,868 at the acquisition date.
The goodwill has been allocated to the following cash-generating units:

	2009	2008
LAN:
Brazil	542,006	542,006
Ecuador	770	770
Dominican Republic	253,655	163,538
Peru	33,656	-

LAS:
Argentina	1,289,844	1,585,674
Bolivia	338,742	433,020
Paraguay	270,051	339,243
Uruguay	80,995	86,780

Canada	14,717,752	14,761,398
	17,527,471	17,912,429

At the end 2009, AmBev completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. AmBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimate used could have a material impact on the calculation of the fair value and trigger an impairment charge, the Company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating units carrying amount to exceed its recoverable amount.

Goodwill, which accounted for 44% of AmBev’s total assets as at December 31, 2009, impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the cash-generating units based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

• The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year.

• In the second to fourth years of the model, free cash flows are based on AmBev’s budget as approved by key management. AmBev’s budget is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

• For the subsequent two years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources.

• Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital.

The above calculations are corroborated by valuation multiples or other available fair value indicators.

Although AmBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

14. INTANGIBLE ASSETS

	2009					2008

		Distribution
Acquisition cost	Brands	contracts	Software	Others	Total	Total
Balance at end of previous year	1,922,025	1,165,823	357,414	220,025	3,665,287	3,025,822
Effect of movements in foreign exchange	(507,512)	-	(21,293)	(74,064)	(602,869)	430,985
Acquisitions and expenditures	48,505	73,598	10,427	90	132,620	175,262
Acquisition through business combination	2,289	-	-	23,231	25,520	-
Disposal	-	-	-	-	-	(1,178)
Transfers to other assets categories	-	(302)	7,891	-	7,589	31,838
Other movements	-	-	-	-	-	2,558
Balance at end of year	1,465,307	1,239,119	354,439	169,282	3,228,147	3,665,287

Amortization and Impairment losses
Balance at end of previous year	-	(878,835)	(230,350)	(63,204)	(1,172,389)	(983,226)
Foreign exchange variation effect	-		11,215	23,595	34,810	(15,534)
Amortization	-	(98,023)	(47,622)	(20,969)	(166,614)	(176,432)
Disposal	-	-	-	-	-	513
Transfers to other assets categories	-	255	8,408	-	8,663	2,561
Other movements	-	-		-	-	(271)
Balance at end of year	-	(976,603)	(258,349)	(60,578)	(1,295,530)	(1,172,389)
Carrying amount:
December 31, 2008	1,922,025	286,988	127,064	156,821	2,492,898	2,492,898
December 31, 2009	1,465,307	262,516	96,090	108,704	1,932,617	-

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands  are expected to generate positive cash flows for as long as the Company owns the brands. The brands have been assigned indefinite lives.

Intangible assets with indefinite useful lives have been tested for impairment at  cash-generating unit level based on the same impairment testing approach as for goodwill – see Note 13 above.  The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2009	2008
Argentina	684,364	949,075
Bolivia	293,857	391,731
Canada	66,821	77,110
Chile	43,422	46,898
Paraguay	288,186	361,294
Uruguay	88,657	95,917
	1,465,307	1,922,025

15. INVESTMENT SECURITIES

	2009	2008
Non-current investments
Equity securities available-for-sale	8	10
Debt securities held-to-maturity	219,782	317,403
Other investments	27,091	-
	246,881	317,413
Current investments
Financial asset at fair value through profit or loss-held for trading	52,263	67
Debt securities held-to-maturity	21,042	-
	73,305	67

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

16. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2009
	Assets	Liabilities	Net
Property, plant and equipment	3,589	(209,940)	(206,351)
Intangible assets	22,073	(399,697)	(377,624)
Goodwill	155,081	-	155,081
Inventories	10,174	(2,161)	8,013
Trade and other receivables	23,187	-	23,187
Interest-bearing loans and borrowings	1,766	(97,498)	(95,732)
Employee benefits	332,553	(39,753)	292,800
Provisions	426,251	(4,184)	422,067
Derivatives	174,899	-	174,899
Other items	59,732	(116,602)	(56,870)
Loss carryforwards	526,858	-	526,858
Gross deferred tax assets / (liabilities)	1,736,163	(869,835)	866,328
Netting by taxable entity	(367,645)	367,645	-
Net deferred tax assets / (liabilities)	1,368,518	(502,190)	866,328

	2008
	Assets	Liabilities	Net
Property, plant and equipment	13,640	(245,870)	(232,230)
Intangible assets	38,426	(560,865)	(522,439)
Goodwill	198,422	-	198,422
Inventories	13,557	(17,777)	(4,220)
Other investments	288	(9,470)	(9,182)
Trade and other receivables	27,596	-	27,596
Interest-bearing loans and borrowings	98,005	(270,144)	(172,139)
Employee benefits	401,772	(4,521)	397,251
Provisions	421,678	-	421,678
Derivatives	20,572	(68,483)	(47,911)
Other items	89,859	(113,730)	(23,871)
Loss carryforwards	963,661	-	963,661
Gross deferred tax assets / (liabilities)	2,287,476	(1,290,860)	996,616
Netting by taxable entity	(469,709)	469,709	-
Net deferred tax assets / (liabilities)	1,817,767	(821,151)	996,616

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

Part of the tax benefit corresponding to the tax losses carryforward  and temporary differences of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable. The total unrecognized deferred tax assets related to tax losses carryforward for these subsidiaries amount to R$ 121,893 at December 31, 2009 for which the expiry term is on average 4 years (R$ 165,239 at December 31, 2008). The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$ 514,658 at December 31, 2009  (R$ 656,377  at December 31, 2008).

17.   INVENTORIES

	2009	2008
Prepayments	102,568	195,445
Raw material and consumables	918,582	1,275,917
Work in progress	106,189	113,384
Finished goods	339,157	403,713
Goods purchased for resale	21,579	29,616
	1,488,075	2,018,075

The cost of inventories recognized as an expense in 2009 included in cost of sales amounted to R$ 7,731,949 (R$ 7,217,637 in 2008).

Impairment losses on inventories recognized in 2009 amounted to R$ 40,923 (R$ 18,559 in 2008).

18. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	2009	2008(1)
Trade receivables	18,221	17,448
Cash deposits for guarantees	497,834	547,615
Tax credits	1,282,828	1,633,828
Taxes receivable	225,737	340,406
Other receivables	64,665	84,919
	2,089,285	2,624,216
(1) In 2008 there was a reclassification of R$ 81,915 from Trade Receivables and R$ 258,491 from Other receivables to Tax receivable.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Current trade and other receivables

	2009	2008
Trade receivables	1,771,277	1,832,607
Interest receivable	52,531	40,092
Taxes receivable	317,295	316,719
Derivative financial instruments with positive fair value	975,573	819,403
Prepaid expenses	365,906	321,986
Other receivables	169,913	97,865
	3,652,495	3,428,672

The age of the current trade receivables, interest receivables and other receivables can be detailed as follows:

	Net
	carrying
	amount as					Past due –
	of		Past due –	Past due –	Past due –	between	Past due –
	December		between 30	between 60	between 90	180 - 360	more than
	31, 2009	No past due	- 60 days	- 90 days	- 180 days	days	360 days

Trade receivables	1,771,277	1,745,281	12,065	3,793	6,141	3,191	798
Interest receivable	52,531	52,531	-	-	-	-	-
Other receivables	169,913	169,913	-	-	-	-
	1,993,721	1,967,733	12,065	3,793	6,141	3,191	798

The Company’s exposure to credit, currency and interest rate risks is disclosed in Note 28.

19. CASH AND CASH EQUIVALENTS

	2009	2008
Short term bank deposits	3,469,201	2,725,581
Current bank accounts	567,406	559,748
Cash	6,326	13,537
Cash and cash equivalents	4,042,933	3,298,866
Bank overdrafts	(18,619)	(18,820)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

20. ASSETS HELD FOR SALE

	2009	2008
Assets held for sale	60,182	67,938
	60,182	67,938

Assets held for sale in the amount of R$ 60,182 refers to land and buildings, mainly in Brazil. The disposal of these assets is expected in 2010.

21.  CHANGES IN EQUITY

Capital stock

			2009	2008
Outstanding shares
(in thousand of shares)	Preferred	Common	Total	Total
At the end of the previous year	269,428	345,508	614,936	624,417
Changes during the year	965	1,087	2,052	(9,481)
	270,393	346,595	616,988	614,936

Treasury shares
(in thousand of shares)	Preferred	Common	Total	Total
At the end of the previous year	827	105	932	8,859
Changes during the year	(396)	16	(380)	(7,927)
	431	121	552	932

On December 31, 2009, the Company’s capital stock of R$ 6,832,078 (R$ 6,601,990 on December 31, 2008), was represented by 616,988 thousand shares of which 346,595 thousand were common shares and 270,393 thousand were preferred shares, all without par value.

At the Board of Directors' Meeting held on July 30, 2009, the following changes to the Company’s capital stock took place:

i) Capital stock increase of R$ 19,054 by means of the issuance of 144 thousand preferred shares fully subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR) with resources related to income tax incentives.

ii) Capital stock increase in the amount of  R$ 2,570, without the issuance of new shares, by means of the capitalization of the "Tax incentive reserves – Reinvestment of Income Tax”, being R$ 642 related to fiscal year of 2004 and R$ 1,928 related to the fiscal year of 2006.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

iii) Cancellation of 24 thousand preferred shares, with the subscription price of R$ 91.86, that were issued for subscription by FINOR at the Board meeting held on October 9, 2008, taking into consideration the fact that the process for payment of the respective resources in the amount of R$ (2,212) had not been concluded.

The Board of Directors, at the Meeting held on June 29, 2009, verified the subscription and paying-up by the shareholders of the Company of 283 thousand new common shares and 456 thousand new preferred shares issued pursuant to the General Shareholders’ Meeting held on April 28, 2009, representing, therefore, an increase in the capital stock of the Company in the amount of R$65,931.
At the Extraordinary General Meeting held on April 28, 2009, the following changes to the Company’s capital stock were approved:

i) Capital stock increase in the amount of R$ 101,322 by means of the issuance of 804 thousand common shares and 389 thousand preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings,  paid up by means of the  capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2008;

ii) Capital stock increase in the amount of R$ 43,423, without issuance of new shares, corresponding to the capitalization of 30% of tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year 2008.

The preferred shares are non-voting but have priority in the return of capital in the event of liquidation. The common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity. Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Dividends

The Board of Directors approved the distribution of dividends and interest attributed to shareholders’ equity, in the total amount of R$ 3,305,761, of which R$ 2,290,385 in dividends and R$ 1,015,377 interest attributed to shareholders’ equity, both of them  resulting from profit of year ended 2009, to be attributed to the compulsory minimum dividends for the year 2009.

The gross amount paid per share were R$5.65 per preferred share and R$5.14 per commom share. The distribution of interest attributed to shareholders’ equity was taxed pursuant to the current legislation, which resulted in a net distribution of R$5.39 per preferred share and R$4.90 per commom share.

These payments were made during 2009, as approved in Board of Directors meetings, and the subsequent ratification shall be resolved at the Annual General Meeting referring to the fiscal year ended on December 31, 2009.

Interest on shareholders’ equity

Brazilian companies are permitted to distribute interest to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the long-term interest rate (TJLP).  The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES. The amounts paid as interest on shareholders’ equity are deductible for tax purposes and are also deducted from the mandatory dividend owed to shareholders.

Although this item is recorded in the statutory and tax books as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders’ equity and presented as dividends in order to reflect the essence of the transaction. Thus, interest on shareholders’ equity is considered as dividends and is not recorded in the income statement.

Interest on shareholders’ equity and dividends not claimed within 3 years revert back to the Company.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also note 28 Risks arising from financial instruments.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan.

Share-based payment

Different Stock Option Plans allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007.

The share-based payment reserve was impacted by an expense of R$ 134,715 in 2009 and R$ 57,815 in 2008 – see also note 25 Share-based payments.

Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded on the “Result on treasury shares” reserve.

Changes in treasury shares in thousand of Brazilian Reais, for the periods ended	2009	2008
At the beginning of the period	(109,277)	(1,158,869)
Shares reacquired in accordance with the Stock Option Plan	(15,448)	(346,971)
Reacquired shares – market	-	(283,283)
Transfer of shares – Finor	(9,889)	-
Cancellation of shares	87	1,638,204
Share-based payments	86,798	41,642
At the end of the period	(47,729)	(109,277)

22. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net income attributable to  equity holders of AmBev of R$ 5,986,050 (R$ 5,119,100 in 2008) and the weighted average number of shares outstanding during the year, calculated as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Thousand shares	2009
	Common	Preferred	Total

Issued shares at 1 January, net of treasury shares	345,405	268,609	614,014
Effect of shares issued / repurchased	751	731	1,482
Weighted average number of shares at 31 December	346,156	269,340	615,496

Thousand shares	2008
	Common	Preferred	Total

Issued shares at 1 January, net of treasury shares	343,678	270,312	613,990
Effect of shares issued / repurchased	1,168	(1,382)	(214)
Weighted average number of shares at 31 December	344,846	268,930	613,776
The calculation of diluted earnings per share is based on the profit attributable to  equity holders of AmBev of R$ 5,986,050 (R$ 5,119,100 in 2008) and the weighted average number of shares (diluted) outstanding during the year, calculated as follows:

Thousand shares	2009
	Common	Preferred	Total

Weighted average number of shares at 31 December	346,156	269,340	615,496
Effect of share options	55	861	916
Weighted average number of shares (diluted) at 31 December	346,211	270,201	616,412

Thousand shares	2008
	Common	Preferred	Total

Weighted average number of shares at 31 December	344,846	268,930	613,776
Effect of share options	60	444	504
Weighted average number of shares (diluted) at 31 December	344,906	269,374	614,280

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The calculation of earnings per share before special items (basic) is based on the income before special  items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	2009
	Common	Preferred	Total

Income attributable to equity holders of AmBev	3,225,420	2,760,630	5,986,050
Special items, after taxes, attributable to equity holders of AmBev	104,785	89,686	194,471
Income before special items (basic), attributable to equity holders of AmBev	3,120,635	2,670,944	5,791,579

In thousands of Brazilian Reais	2008
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,755,405	2,363,695	5,119,100
Special items, after taxes, attributable to equity holders of AmBev	(31,430)	(26,962)	(58,392)
Income before special items (basic), attributable to equity holders of AmBev	2,786,835	2,390,657	5,177,492

The calculation of earnings per share before special items (diluted) is based on the profit before special items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	2009
	Common	Preferred	Total

Income attributable to equity holders of AmBev	3,220,906	2,765,144	5,986,050
Special items, after taxes, attributable to equity holders of AmBev	104,639	89,832	194,471
Income before special items (diluted), attributable to equity holders of AmBev	3,116,267	2,675,312	5,791,579

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais	2008
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,753,527	2,365,573	5,119,100
Special items, after taxes, attributable to equity holders of AmBev	(31,409)	(26,983)	(58,392)
Income before special items (diluted), attributable to equity holders of AmBev	2,784,936	2,392,556	5,177,492

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The tables below set out the EPS calculation:

In thousands of Brazilian Reais	2009
	Common	Preferred	Total

Income attributable to equity holders of AmBev	3,225,420	2,760,630	5,986,050
Weighted average number of shares	346,156	269,340	615,496
Basic EPS	9.32	10.25

Income before special items, attributable to equity holders of AmBev	3,120,635	2,670,944	5,791,579
Weighted average number of shares	346,156	269,340	615,496
EPS before special items	9.02	9.92

Income attributable to equity holders of AmBev	3,220,906	2,765,144	5,986,050
Weighted average number of shares (diluted)	346,211	270,201	616,412
Diluted EPS	9.30	10.23

Income before special items, attributable to equity holders of AmBev	3,116,267	2,675,312	5,791,579
Weighted average number of shares (diluted)	346,211	270,201	616,412
Diluted EPS before special items	9.00	9.90

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais	2008
	Common	Preferred	Total

Income attributable to equity holders of AmBev	2,755,405	2,363,695	5,119,100
Weighted average number of shares	344,846	268,930	613,776
Basic EPS	7.99	8.79

Income before special items, attributable to equity holders of AmBev	2,786,835	2,390,657	5,177,492
Weighted average number of shares	344,846	268,930	613,776
EPS before special items	8.08	8.89

Income attributable to equity holders of AmBev	2,753,527	2,365,573	5,119,100
Weighted average number of ordinary shares (diluted)	344,906	269,374	614,280
Diluted EPS	7.98	8.78

Income before special items, attributable to equity holders of AmBev	2,784,936	2,392,556	5,177,492
Weighted average number of ordinary shares (diluted)	344,906	269,374	614,280
Diluted EPS before special items	8.07	8.88

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

As mentioned in Note 21, preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders. This fact is considered in basic and diluted EPS calculation.

23. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company interest-bearing loans and borrowings. For additional information related to the Company’s exposure to interest rate and foreign currency risks, please refer to note 28.

Current and non-current interest-bearing loans and borrowings totaled R$ 7,261,237 on December 31, 2009, compared to R$ 10,657,827 on December 31, 2008.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The decrease in gross indebtedness for the year ended December 31, 2009 can be explained mainly by the payment of the Promissory Note, Debenture 2009 and the Agroindustrial Credit in the amounts of R$ 1,500,000, R$817,050 and R$ 265,000, respectively, which was partially offset by the net increase of R$ 319,564 in the agreements with BNDES . The remaining decrease in gross indebtedness was caused by foreign exchange gains on debts, denominated mainly in US Dollars,  and losses related to market value adjustments of debts subject to hedge accounting.

Non-current liabilities
	2009	2008
Secured bank loans	91,946	86,279
Unsecured bank loans	2,556,186	2,676,062
Debentures and unsecured bond issues	3,453,619	3,919,373
Other unsecured loans	344,364	360,411
Financial leasing	14,058	27,498
	6,460,173	7,069,623

Current liabilities
	2009	2008
Secured bank loans	47,565	52,900
Unsecured bank loans	728,838	2,698,260
Debentures and unsecured bond issues	2,448	817,050
Other unsecured loans	14,340	8,454
Financial leasing	7,873	11,540
	801,064	3,588,204

Terms and debt repayment schedule

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	139,511	47,565	38,807	27,593	25,546	-
Unsecured bank loans	3,285,024	728,838	878,411	617,189	853,820	206,766
Debentures and unsecured bond issues	3,456,067	2,448	159,703	2,085,753	939,839	268,324
Unsecured other loans	358,704	14,340	180,333	23,670	38,372	101,989
Finance lease liabilities	21,931	7,873	7,439	6,385	234	-
	7,261,237	801,064	1,264,693	2,760,590	1,857,811	577,079

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Finance lease liabilities

	2009
	Total	Interest	Principal
Less than one year	8,645	772	7,873
1 to 2 years	7,945	506	7,439
2 to 3 years	6,679	294	6,385
3 to 5 years	234	-	234
More than 5 years	-	-	-
	23,503	1,572	21,931

	2008
	Total	Interest	Principal
Less than one year	15,150	3,610	11,540
1 to 2 years	11,238	2,072	9,166
2 to 3 years	11,238	2,072	9,166
3 to 5 years	11,238	2,072	9,166
More than 5 years	-	-	-
	48,863	9,825	39,038

24.   EMPLOYEE BENEFITS

AmBev maintains post-employment benefits, such as pension benefits and medical and dental care. According to IAS 19 Employee Benefits, post-employment benefits are classified as either defined contribution or defined benefit plans.

Defined contribution plans

These plans are funded by the participants and the sponsors, and are managed by privately administered pension funds. During the year 2009, the Company contributed R$ 7,373 (R$ 7,255 in 2008) to these funds, which is considered an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

The Company provides  pension benefits, health care benefits, reimbursement of expenses with drugs and other benefits to their retirees. Such benefits are not granted to new retirees.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The present value of funded obligations includes R$ 402,262 of two health care plans for which the benefits are provided directly by Fundação Antônio e Helena Zerrener (“FAHZ”). FAHZ is a legally distinct entity whose main goal is to provide AmBev’s current and retired employees and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2009 and  2008, actuarial liabilities related to the benefits provided by FAHZ are fully offset by an equivalent amount of  plans assets. As a result, the net liability recognized in the balance sheet is nil.

On December 31, the net liability for long-term and post-employment benefits consist of the following:

In thousands of Brazilian Reais	2009	2008
Present value of funded obligations	(2,997,621)	(2,942,058)
Fair value of plan assets	3,315,085	3,138,898

Present value of net obligations	317,464	196,839
Present value of unfunded obligations	(468,857)	(488,339)
Present value of net obligations	(151,393)	(291,500)

Unrecognized past service cost	2,683	5,841
Unrecognized assets	(605,193)	(466,730)
Net liability	(753,903)	(752,388)

Other long term employee benefits	(329)	(12,029)
Total employee benefits	(754,232)	(764,418)
Employee benefits amount in the balance sheet:
Liabilities	(767,905)	(784,290)
Assets	13,673	19,872
Net liabilities	(754,232)	(764,418)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The changes in the present value of the defined benefit obligations are as follows:

In thousands of Brazilian Reais	2009	2008

Defined benefit obligation at 1 January	(3,430,397)	(3,771,419)

Service cost	(48,168)	(68,135)
Interest cost	(252,759)	(234,647)
New unvested past service cost	5,482	(3,034)
Actuarial gains and (losses)	(374,808)	495,546
Gains / (losses) on settlements or curtailments	22,180	-
Reclassifications	3,006	-
Exchange differences	343,552	(99,665)
Benefits paid	265,437	250,956
Defined benefit obligation at 31 December	(3,466,475)	(3,430,397)

The changes in the fair value of plan assets are as follows:

In thousands of Brazilian Reais	2009	2008

Fair value of plan assets at 1 January	3,138,898	3,534,541
Expected return	267,992	283,212
Actuarial gains and (losses)	331,015	(645,943)
Contributions by employer	103,305	136,148
Contributions by plan participants	4,008	3,741
Exchange differences	(258,073)	78,155
Transfers	(6,623)	-
Benefits paid	(265,437)	(250,956)
Fair value of plan assets at 31 December	3,315,085	3,138,898

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

In thousands of Brazilian Reais	2009	2008
Current service costs	(28,615)	(43,438)
Interest cost	(252,759)	(234,647)
Expected return on plan assets	267,992	283,210
Amortized past service cost	(14,414)	(460)
New vested past service cost	(15,542)	(17,743)
(Gains) losses on settlements or curtailments	39,555	-
Recognized past service cost	-	(3,139)
Asset limitation	(59,458)	(46,542)
	(63,241)	(62,759)

The employee benefit expenses are included in the following line items of the income statement:

In thousands of Brazilian Reais	2009	2008
Cost of sales	(24,284)	(15,707)
Distribution expenses	(28,157)	(24,560)
Sales and marketing expenses	(771)	(724)
Administrative expenses	1,269	(21,768)
Other operating income and expense	(11,298)	-
	(63,241)	(62,759)

The assumptions used in the calculation of the obligations are as follows:

	2009	2008
Discount rate	10.5%	8.1%
Future salary increases	3.5%	3.8%
Future pension increases	3.5%	2.4%
Medical cost trend rate	12.3% p.a. reducing to 8.2%	8.9% p.a. reducing to 6.6%
Dental claims trend rate	6.2%	4.6%
Life expectation for an over 40 years old male	80	80
Life expectation for an over 40 years old female	84	85

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2009	2008
Discount rate	8.1%	6.6%
Expected return on plan assets	13.2%	8.4%
Future salary increases	3.8%	3.6%
Future pension increases	2.4%	2.3%
Medical cost trend rate	8.9% p.a reducing to 6.6%	9.2% p.a reducing to 6.5%
Dental claims trend rate	4.6%	4.0%
(i) Since the assumptions are nominal rates in different currencies the Company have converted the foreign rates into reais equivalents based on the 2 year forward currency exchange rates. The weighted average assumptions are calculated based on these reais equivalents.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

In thousands of Brazilian Reais	2009		2008
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease

Effect on the aggregate of the service cost and interest cost and of medical plans	(6,706)	5,815	(7,417)	6,243
Effect on the defined benefit obligation for medical cost	(65,863)	57,649	(57,148)	48,776

In order to comply with the disclosure requirements of IAS 1 Presentation of Financial Statements, the Company´s sensitivity analysis in relation to the discount rates, future salary increases and mortality rates is presented below:

In thousands of Brazilian Reais	2009		2008
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	1,347	(121)	1,447	(1,018)
Effect on the defined benefit obligation for medical cost	177,139	(190,518)	156,704	(168,404)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais	2009		2008
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(822)	832	(1,142)	1,126
Effect on the defined benefit obligation for medical cost	5,358	(5,465)	(6,280)	6,133

In thousands of Brazilian Reais	2009		2008
Longevity	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(4,121)	3,993	(8,895)	8,985
Effect on the defined benefit obligation for medical cost	(61,784)	59,684	(89,830)	87,520

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at 31 December consist of the following:

	2009	2008
Government bonds	27%	13%
Corporate bonds	10%	47%
Equity	60%	39%
Property	3%	2%

The pension plan includes indirect investments in shares issued by the Company for a total fair value of R$ 1,774 (R$ 1,016 on December 31, 2008).

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

The three years history for the present value of defined benefit obligations, the fair values of plans assets and the pension/contingency reserves, are presented as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais	2009	2008
Present value of the defined benefit obligations	(2,997,621)	(2,942,058)
Fair value of plan assets	3,315,085	3,138,897
Pension/contingency reserves	317,464	196,838
Experience adjustments: (increase)/decrease plan liabilities	(374,808)	495,546
Experience adjustments: increase/(decrease) plan assets	331,015	(645,943)

AmBev expects to contribute approximately R$ 115,021 to its defined benefit plans in 2010.

25. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors in order to align their interests with those of the shareholders. The Plan is managed by the Board of Directors. The Board of Directors periodically creates option plans, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is expensed over the vesting period. The options granted under the options plan and issued during 2009 cliff vest after 5 years.

In the first semester of 2009 AmBev granted 456 thousand options to its employees, representing a fair value of approximately R$ 28,220 and 78 thousand options were granted to members of the Board of Directors, representing a fair value of approximately R$ 5,125.

In the second semester of 2009 AmBev granted 839 thousand options to its employees, representing a fair value of approximately R$ 78,267 and 258 thousand options were granted to members of the Board of Directors, representing a fair value of approximately R$ 23,567.

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2009 grants are as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In R$	(1) 2009 B	(2) 2009 A	(3) 2008
Fair value of options granted	90.56	66.23	83.55
Share price	133.99	97.93	134.19
Exercise price	130.06	92.28	124.97
Expected volatility	45.1%	48.2%	33.0%
Vesting period	5	5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	12.6%	11.8%	12.5%
(1)	Option plan based on the bonus paid in the third quarter of 2009 related to the profit of the first half of 2009
(2)	Option plan based on the bonus paid in the first half of 2009 related to the 2008 profit.
(3)	Option plan based on the bonus paid in the first half of 2008 related to the 2007 profit.

As per the terms of the Option Plan for 2009, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 days before the grant date.

Expected volatility is based on historical volatility calculated using 252 days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

The total number of outstanding options developed as follows:

Thousand options	2009	2008
Options outstanding at January 1	2,829	2,295
Options issued during the year	1,631	803
Options exercised during the year	122	128
Options forfeited during the year	224	141
Options outstanding at December 31	4,114	2,829

The range of exercise prices of the outstanding options is between R$ 52.68 and R$ 130.06 and the weighted average remaining contractual life is approximately 5.02 years.

Of the 4,114 thousand outstanding options, 415 thousand options are vested at December 31, 2009.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The weighted average exercise price of the options is as follows:

In R$ per share	2009	2008
Options outstanding at January 1	97.52	84.34
Options issued during the year	122.18	134.19
Options exercised during the year	57.37	94.94
Options forfeited during the year	99.34	75.70
Options outstanding at December 31	103.77	97.52
Options exercisable at December 31	57.14	55.20

The Company may use the treasury shares to settle share options. Additionally, the current number of authorized shares is considered sufficient to satisfy all options plans.

Additionally, some employees and directors of AmBev have received options to acquire AB-InBev shares, whose compensation cost is recognized in the Company’s financial statements of  December 31, 2009.

The above described share-based payment transactions resulted in a total expense of R$ 134,715 for the year 2009 (R$ 57,815 for the year 2008).

26. PROVISIONS

	Restructuring	Disputes	Other	Total
Balance at December 31,2008	15,518	908,755	140,399	1,064,672
Effect of changes in foreign exchange rates	(1,658)	(46,562)	-	(48,220)
Provisions made	3,941	527,065	-	531,006
Provisions used	(11,396)	(124,665)	-	(136,061)
Provisions reversed	-	(413,532)	-	(413,532)
Other movements	-	37,456	(19,757)	17,699
Balance at December 31,2009	6,405	888,517	120,642	1,015,564

Provision for disputes mainly comprises tax and labor lawsuits (see note 31).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The provisions are expected to be settled within the following time windows:

In thousands of reais	Total	1 year or less	1-2 years	2-5 years	over 5 years

Restructuring
Non-current restructuring	6,405	3,570	2,835	-	-
Total	6,405	3,570	2,835	-	-

In thousands of reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years
Disputes
Civil	29,660	2,825	8,071	12,491	6,273
Taxes on sales	387,406	48,546	67,772	135,544	135,544
Income tax	145,815	8,160	27,596	54,858	55,201
Labor	226,303	23,155	42,549	83,910	76,689
Other	99,333	9,936	18,801	55,016	15,580
Total	888,517	92,622	164,789	341,819	289,287

Other	120,642	-	-	-	120,642
Total	1,015,564	96,192	167,624	341,819	409,929

The expected settlement was based on management´s best estimate at the balance sheet date.

27. TRADE AND OTHER PAYABLES

Non current
	2009	2008
Trade payables	25,531	15,817
Sales tax incentives (“ICMS”)	608,551	583,030
Other payables	29,469	27,535
	663,551	626,382

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Current
	2009	2008
Trade payables and accrued expenses	3,567,815	3,308,296
Payroll and social security payables	432,902	308,584
Indirect tax payable	1,374,914	1,325,545
Interest payable	93,339	365,485
Consigned packging	71,887	77,617
Cash guarantees	3,143	4,433
Derivative financial instruments with negative fair values	666,233	418,763
Dividends payable	67,297	300,087
Other payables	2,357	38,651
	6,279,887	6,147,461

28. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital markets in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) balance translation risks and (iv) credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. The policy states that all the  risks recognized (eg, foreign currency and interest) shall be protected by contracting derivative instruments. Existing risks but not yet recognized (eg, future contracts for the purchase of raw material and property, plant and equipment) shall be protected using projections for the period necessary for the Company to adapt to the new price scenario, that may vary from ten to fourteen months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use foreign exchange, interest,  and commodities derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchange securities, deliverable forwards, non-deliverable forwards, linear options and swaps. On December 31, 2009, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified per strategy according to its purpose, as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments. Therefore, their results, measured according to their fair value, are recognized in each accounting period in financial results. The derivatives used to protect the risks associated with Quinsa Bonds, with a maturity in 2012, and the Labatts  loan in Reais were designated as  cash flow hedge  instruments .The result of these operations  are calculated at  their fair value and allocated to the shareholders’ equity until  the recognition of the  correspondent hedged item , when the accumulated results are allocated to the corresponding account.

ii) Operational hedge – Operations contracted with the purpose of reducing the Company’s exposure, net of tax effects, to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the exchange variation of operations between the Company and its subsidiaries abroad. On December 31, 2009, the Company has operations, on which the foreing exchange variation has asymmetric tax effects.

- Loan agreements with subsidiaries:
      AmBev - Dunvegan - US$ 237,865 equivalent to R$ 414,170;
      AmBev - NCAQ - US$ 132,237 equivalent to R$ 230,252;
      AmBev - Monthiers - US$ 297,439 equivalent to R$ 517,900;

- Debt securities issued abroad by Ambev in the amount of  US$ 670,881 equivalent to R$ 1,168,138, held by the subsidiary Monthiers.

- Accounts payable AmBev - Dunvegan US$ 61,381 equivalent to R$ 106,878.

In order to eliminate the asymmetric tax effect, the Company contracted derivative instruments (future contracts), which are measured according to their fair value and recognized on the accrual basis in the income tax result of each period.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

On December 31, 2009 and 2008, these instruments’ contracted amounts and their respective fair values, as well as each years’ accumulated effects, are detailed in the table below:

		Notional Amount		Fair Value
Purpose / Risk/ Instrument		2009	2008	2009	2008
Foreign Currency	Future contracts(1)	1,155,199	1,630,058	137	(52,960)
Foreign Currency	Options	707,537	-	38,288	-
Foreign Currency	Non Deliverable Forwards	707,526	984,737	(10,360)	161,206
Foreign Currency	Deliverable Forwards	446,890	315,772	(27,236)	13,406
Interest Rates	Future contracts	(300,000)	(1,000,000)	-	(460)
Commodity	Future contracts	213,334	236,798	54,403	(53,039)
Commodity	Swaps	479,012	471,008	106,705	(293,716)
Operational Hedge		3,409,498	2,638,373	161,937	(225,563)
Foreign Currency	Future contracts(1)	(289,213)	(713,369)	(68)	23,209
Foreign Currency	Swaps	2,343,568	2,635,641	(350,954)	172,931
Foreign Currency	Non Deliverable Forwards	1,121,754	1,469,253	466,011	379,282
Interest Rates	Future contracts(1)	55,000	382,000	479	(216)
Interest Rates	Swaps	20,776	921,660	32,176	14,577
Financial Hedge		3,251,885	4,695,185	147,644	589,783
Foreign Currency	Future contracts(1)	(1,266,462)	(1,590,329)	(241)	52,689
Fiscal Hedge		(1,266,462)	(1,590,329)	(241)	52,689
Total Derivatives		5,394,921	5,743,229	309,340	416,909

		Result
Purpose / Risk/ Instrument		2009(2)	2008
Foreign Currency	Future contracts(1)	(450,265)	408,905
Foreign Currency	Non Deliverable Forwards	(109,938)	174,620
Foreign Currency	Deliverable Forwards	(37,975)	9,672
Interest Rates	Future contracts(1)	(589)	(12,710)
Commodity	Future contracts(1)	105,750	(86,258)
Commodity	Swaps	208,147	(303,704)
Operational Hedge		(284,870)	190,525
Foreign Currency	Future contracts(1)	138,088	(34,128)
Foreign Currency	Swaps	(690,116)	347,030
Foreign Currency	Non Deliverable Forwards	215,249	41,074
Interest Rates	Future contracts(1)	(6,592)	(284)
Interest Rates	Swaps	52,924	(22,958)
Financial Hedge		(290,447)	330,734
Foreign Currency	Future contracts(1)	421,879	(302,366)
Fiscal Hedge		421,879	(302,366)
Total Derivatives		(153,438)	218,893

(1) Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2) Income generated by operations during 2009. Of the amount generated in the year, R$ 137,009 was recognized in the income statement, of which R$ (284,870) as financial income and R$ 421,879 as income tax and social contribution. The operational hedge result of  R$ (284,870) was allocated to shareholders' equity, partially amortizing the accumulated results of previous years which will be recognized in future periods in accordance with the maturity of each instrument. Part of this loss was already recognized in the Company's results in 2009 according to the nature of each hedge.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

These instruments, as of December 31, 2009, at Fair Value and Notional amount per instrument, matured as follows:

		Fair Value
Purpose / Risk / Instrument		2010	2011	2012	2013	>2013	Total
Foreign Currency	Future contracts	137	-	-	-	-	137
Foreign Currency	Options	30,482	7,807	-	-	-	38,288
Foreign Currency	Non Deliverable Forwards	(12,493)	2,133	-	-	-	(10,360)
Foreign Currency	Deliverable Forwards	(26,370)	(866)	-	-	-	(27,236)
Commodity	Future contracts	17,449	36,953	-	-	-	54,403
Commodity	Swaps	80,933	25,772	-	-	-	106,705
Operational Hedge		90,138	71,799	-	-	-	161,937
Foreign currency	Future Contracts	8	(78)	-	-	2	(68)
Foreign currency	Swaps	(3,370)	(145,404)	-	(202,180)	-	(350,954)
Foreign currency	Non Deliverable Forwards	2,265	330,009	133,738	-	(1)	466,011
Interest Rates	Future Contracts	(6)	(3)	11	-	478	479
Interest Rates	Swaps	34,201	(4,210)	2,185	-	-	32,176
Financial Hedge		33,098	180,314	135,933	(202,180)	480	147,644
Foreign Currency	Future Contracts	(241)	-	-	-	-	(241)
Fiscal Hedge		(241)	-	-	-	-	(241)
Total Derivatives		122,995	252,113	135,933	(202,180)	480	309,340

		Notional Amount
Purpose / Risk / Instrument		2010	2011	2012	2013	>2013	Total
Foreign Currency	Future contracts	1,155,199	-	-	-	-	1,155,199
Foreign Currency	Options	563,278	144,258	-	-	-	707,537
Foreign Currency	Non Deliverable Forwards	612,132	95,393	-	-	-	707,526
Foreign Currency	Deliverable Forwards	436,024	10,866	-	-	-	446,890
Interest Rates	Future contracts	(300,000)	-	-	-	-	(300,000)
Commodity	Future contracts	107,816	105,518	-	-	-	213,334
Commodity	Swaps	364,097	114,915	-	-	-	479,012
Operational Hedge		2,938,547	470.951	-	-	-	3,409,498
Foreign Currency	Future contracts	(92,022)	(201,979)	435	-	4,353	(289,213)
Foreign Currency	Swaps	-	1,252,377	-	1,091,191	-	2,343,568
Foreign Currency	Non Deliverable Forwards	(65,469)	600,765	586,458	-	-	1,121,754
Interest Rates	Future contracts	90,000	80,000	(2,500)	-	(112,500)	55,000
Interest Rates	Swaps	300,000	(113,414)	(165,810)	-	-	20,776
Financial Hedge		232,509	1,617,749	418,583	1,091,191	(108,146)	3,251,885
Foreign Currency	Future contracts	(1,266,462)	-	-	-	-	(1,266,462)
Fiscal Hedge		(1,266,462)	-	-	-	-	(1,266,462)
Total Derivatives		1,904,594	2,088,700	418,583	1,091,191	(108,146)	5,394,921

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based in 3 scenarios, which may impact on future results and /or cash flows of the  Company, as described below:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on December 31, 2009.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2009.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2009.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for protection along with each transaction’s hedge objects.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

14.01 – NOTES TO THE FINANCIAL STATEMENTS
Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR[3] (R$)

Foreign Currency	Future Contracts	Dollar decrease	137	(288,663)	(577,463)	157,606
Foreign Currency	Options	Dollar decrease	-	-	-	27,934
Foreign Currency	NDFs	Dollar and Euro decrease	(10,360)	(196,846)	(383,332)	35,713
Foreign Currency	Deliverable Forwards	Dollar decrease	(27,236)	(138,958)	(250,681)	41,906
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	-	(46)	(96)	34
Commodity	Future Contracts	Commodities decrease	54,403	1,069	(52,264)	53,361
Commodity	Swaps	Commodities decrease	106,705	(13,048)	(132,801)	86,701
Operational Hedge

Foreign Currency	Future Contracts	Dollar increase	(68)	(72,371)	(144,675)	16,772
Foreign Currency	Swaps	Dollar decrease	(350,954)	(936,846)	(1,522,738)	366,722
Foreign Currency	NDFs	Dollar decrease	466,011	185,573	(94,866)	133,510
Interest Rates	Future Contracts	Increase in interest rate	479	(8,567)	(17,134)	2,958
Interest Rates	Swaps	Increase in interest rate	32,176	(8,018)	(16,035)	4,274
Financial Hedge

Foreign Currency	Future Contracts	Dollar increase	(241)	(316,856)	(633,472)	194,129
Fiscal Hedge
3) unaudited information

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar and Euro decrease	(35,771)	(610,736)	(1,185,702)
Raw material purchases		35,771	787,621	1,539,471
Commodities hedge	Decrease in commodity prices	161,108	(11,978)	(185,065)
Raw material purchases		(161,108)	11,978	185,065
Foreign exchange hedge	Dollar and Euro decrease	(1,688)	(13,808)	(25,928)
Capex purchase		1,688	13,808	25,928
Operational hedge		123,649	(636,522)	(1,396,695)
Operational purchases		(123,649)	813,407	1,750,464
Net effect		-	176,885	353,769

Foreign exchange hedge	Foreign currency decrease	114,989	(823,644)	(1,762,279)
Net debt		(114,989)	823,644	1,762,279
Interest rate hedge	Decrease in interest rates	32,655	(16,585)	(59,322)
Interest Expenses		(32,655)	16,585	59,322
Financial hedge		147,644	(840,229)	(1,821,601)
Net debt and interest		(147,644)	840,229	1,821,601
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(241)	(316,856)	(633,472)
Tax expenses		241	316,856	633,472
Fiscal hedge		(241)	(316,856)	(633,472)
Tax expenses		241	316,856	633,472
Net effect		-	-	-

During 2009, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” was:

Description	Decrease (Increase) in the cost of goods sold

Currency hedge	212,671
Hedge of aluminum	(172,780)
Hedge of sugar	34,287
Hedge of wheat	(50,136)
Hedge of fuel	(980)
Total	23,062

On December 31, 2009, unrealized gains in the amount of R$ 319,217 were recorded in shareholders’ equity. Such gain will be recognized as a credit in the Company’s result, when the corresponding finished products are sold and the remaining balance in operating expenses, if an expense hedge, or in property, plant and equipment, on the occasion of its acquisition, if a Capex hedge.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Ascertainment of fair value of derivatives

The Company evaluates derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or counterparts in certain operations with derivative instruments, as of December 31, 2009 the Company kept an amount of R$ 78,917 in immediate liquidity financial investments or cash investments, classified as cash and cash equivalents (R$ 226,431 on December 31, 2008).

Classification of financial instruments as per the fair value measurements

In accordance with IFRS 7, the classification of fair value instruments that the Company held is shown below.

	Level 1	Level 2	Total
Financial Assets
Financial Assets measured by fair value through profit and loss	5,484	67,271	72,755
Derivatives	5,484	15,008	20,492
Non Derivatives	-	52,263	52,263
			-
Derivatives - Cash Flow Hedge	76,533	653,080	729,613
			-
Derivatives – Fair Value Hedge	-	225,465	225,465

Financial Liabilities
Financial Liabilities measured by fair value through profit and loss	1,750	2,336,384	2,338,134
Derivatives	1,750	65,963	67,713
Non Derivatives	-	2,270,421	2,270,421
			-
Derivatives- Cash Flow Hedge	5,813	70,791	76,605
			-
Derivatives – Fair Value Hedge	27,449	494,465	521,914

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Level 1 – valuation by quoted prices (unadjusted) in active markets;

Level 2 – Other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (eg, active markets prices) or indirectly (eg, derived valuation techniques that use data from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

Debt financial instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are designated as items subject to fair value hedge. As such, variations in the fair value of the hedged risk factors are recognized in the income statement in contra account to the amount of their respective debts.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional gain, before income and social contribution taxes, of R$ 144,063 on December 31, 2009 (R$ (268,841) as a loss on December 31, 2008), as presented below:

Financial liabilities	Book	Market	Difference

Working Capital BRL (Labatt)	1,897,909	1,627,526	270,383
Senior Notes – BRI (i)	156,661	156,642	19
International financing (other currencies)	760,714	760,714	-
Agro-industrial credit	185,000	185,000	-
BNDES/FINEP/EGF	583,360	583,360	-
Bond 2011	998,348	1,010,819	(12,471)
Bond 2013	939,839	1,009,896	(70,057)
Bond 2017	268,324	294,420	(26,096)
Debentures	1,247,108	1,264,823	(17,715)
Tax incentives	202,043	202,043	-
Financial Leasing	21,931	21,931	-

Total	7,261,237	7,117,174	144,063

(i)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as December 31, 2009, being approximately 116.11% of face value for Bond 2011, 116.00% for Bond 2013, 98.14% for Bond 2017  and 99.33% for Debentures 2012 (110.19% for Bond 2011, 110.55% for Bond 2013, 72.42% for Bond 2017 and 97.44% for Debentures 2012, at December 31, 2008).

Liquidity risk

The following are the contractual maturities of non-derivatives financial liabilities including interest payments and derivative financial assets and liabilities:
2009
Non derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139,511	(38,637)	(47,565)	(38,807)	(53,139)	-
Unsecured bank loans	3,285,024	(481,976)	(728,838)	(878,410)	(1,471,009)	(206,767)
Debentures and unsecured bond issues	3,456,067	(873,954)	(2,448)	(159,703)	(3,025,592)	(268,324)
Unsecured other loans	358,703	(29,863)	(14,340)	(180,331)	(62,042)	(101,990)
Finance lease liabilities	21,931	(3,340)	(7,873)	(7,439)	(6,619)	-
Bank overdraft	18,619	(18,619)	(18,619)	-	-	-
Trade and other payables	6,180,452	(6,180,452)	(6,180,452)	-	-	-
Total	13,460,307	(7,626,841)	(7,000,135)	(1,264,690)	(4,618,401)	(577,081)

Derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	19,532	(56,989)	2,414	(66,196)	3,275	3,518
Foreign exchange derivatives	466,674	384,137	(76,103)	330,005	130,235	-
Interest rate & FX derivatives	(337,972)	(509,975)	2,007	(287,716)	(224,266)	-
Commodity derivatives	161,107	157,256	162,780	(5,524)	-	-
Total	309,340	(25,571)	91,098	(29,431)	(90,756)	3,518

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

2008
Non derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139,179	(211,852)	(66,733)	(12,844)	(132,275)	-
Unsecured bank loans	5,374,322	(6,398,069)	(3,253,948)	(506,881)	(2,310,683)	(326,558)
Debentures and unsecured bond issues	4,736,423	(7,630,990)	(1,636,925)	(706,894)	(4,844,474)	(442,698)
Unsecured other loans	368,865	(505,645)	(46,535)	(92,007)	(258,530)	(108,572)
Finance lease liabilities	39,038	(48,832)	(15,140)	(17,924)	(15,768)	-
Bank overdraft	18,820	(18,820)	(18,820)	-	-	-
Trade and other payables	6,393,803	(6,396,803)	(5,770,421)	(626,382)	-	-
Total	17,070,450	(21,211,011)	(10,808,522)	(1,962,932)	(7,561,730)	(877,828)

Derivative financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	13,902	(52,790)	(10,095)	31,158	(41,478)	(32,374)
Foreign exchange derivatives	569,251	259,392	130,756	73,612	55,024	-
Interest rate & FX derivatives	180,513	(1,447,596)	21,212	5,763	(1,474,571)	-
Commodity derivatives	(346,754)	(299,537)	(296,157)	(3,379)	-	-
Total	416,912	(1,540,531)	(154,284)	107,154	(1,461,025)	(32,374)

Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.
The process that determines the financial institutions authorized to operate as the Company’s counterparts is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Aiming to minimize the credit risk with its counterparties in significant derivative operations, the Company adopts bilateral “trigger” clauses. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. On December 31, 2009, the total amount of this limit is R$ 205,462 (equivalent to US$ 118,000) in derivative operations contracted in Brazil, and R$ 113,178 (equivalent to US$ 65,000) in derivative operations contracted abroad.

On December 31, 2009, the Company had its main short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Banco Votorantim, Citibank, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Nuevo Banco Comercial, Prudential Securities, Santander, ScotiaBank, Societé Generale, Standard Bank and TD Securities.

29. OPERATING LEASES

Operating leases mature as follows:

	2009	2008
Less than one year	43,838	48,643
One to five years	130,304	133,531
More than five years	93,694	57,564
	267,836	239,738

In 2009, the operating lease expense amounted to R$ 46,490 in the income statement (R$ 53,909 in 2008).

The Company primarily leases warehouses and offices. The lease is normally made for a period of 5 to 10 years, with a renewal option after that date.

30. COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, ADVANCES FROM CUSTOMERS AND OTHER

	2009	2008
Collateral given for own liabilities	574,694	731,309
Contractual commitments to purchase property, plant and equipment	38,650	148,915
Other commitments	181,859	128,245
	795,203	1,008,469

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The collateral given for own liabilities total R$ 795,203 on December 31, 2009 including  R$ 497,834 cash guarantees. The cash deposits for guarantees are presented as part of other receivables – see note 18 - Receivables. In addition, to fulfill the guarantees demanded by the derivative exchanges and/or the other parties contracted in certain derivative financial instrument transactions, the Company maintains on December 31, 2009, R$ 78,917 in highly liquid financial investments or in cash – see note 28 - Risks Arising from Financial Instruments.

The ageing of contractual commitments related to the purchase of fixed assets at December 31, 2009 is shown below:

Less than 01 year	35,617
Between 01 and 02 years	3,033
38,650

31. CONTINGENCIES

Lawsuits with probable losses:

Sales taxes – “ICMS” and “IPI”

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. Such proceedings involve, among others, compensations, credits and fulfillment of judicial injunctions exempting from tax payment. The amount related to these taxes recorded on December 31, 2009 and 2008 was R$ 244,341 and R$ 427,010, respectively.

Labor

The Company is involved in approximately 4,100 labor proceedings with former employees and former employees from service providers, with a probable chance of loss. The main issues relate to overtime, its effects and respective charges. The amount related to labor contingencies recorded on December 31, 2009 and 2008 was R$ 226,303 and R$ 249,525, respectively.

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which had their contracts terminated. Such former distributors mainly claim damages resulting from the termination of the contracts.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Tax Debt Repayment Program

The Company’s management has decided to include under the Tax Debt Repayment Program, introduced by Federal Law 11,941/09, some of its current tax lawsuits. As a result, the Company expects to pay an amount of approximately R$ 370,000 in 180 months. The related accounting impacts are included in Note 26 - Provisions.

Lawsuits with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.

Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding of the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries domiciled abroad.

Based on the opinion of its legal advisors, Company’s management understands that these tax assessments were made based on an incorrect analysis of the laws mentioned above, because, among other factors: (i) the tax authorities adopt a concept of availability of results that did not exist in the prevailing laws in the period referred to in the tax assessments and (ii) they disregard the existence of a treaty entered into between Brazil and Spain to avoid double taxation.

The total value of  tax assessments against the Company whose probability of loss is possible, but not probable, is R$ 2,855,337.

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately R$ 156,213), in addition to legal fees and charges. In case the Company loses all these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, with the Company receiving in counterpart funds substantially lower than the current market value of its shares.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding No 08012,003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other mileage programs.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$ 352 million.

AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. AmBev has already rendered a letter of guarantee for this purpose.

Based on our advisors’ analysis, we understand that this is a contingency with risk of possible loss  (but not probable), and therefore we have not recorded a provision in our financial statements.

We are also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which we believe contravenes applicable competition rules and regulations.

Suit against Brazilian Beer Industry

On October 28, 2008, the Federal Prosecutor’s Office filed a suit for damages against AmBev and two other beverage companies claiming total damages of approximately R$ 5.5 billion (of which about R$ 4.2 billion is demanded from AmBev). This value includes additional demands made by third parties that joined the process.

The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health and that beer is the most consumed alcoholic beverage in Brazil; (ii)  defendants have approximately 90% of the Brazilian beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol, and, hence, the damages to society. AmBev believes such claims are without merit and intends to vigorously defend against this litigation.

Based on our advisors’ analysis, we understand that this is a contingency with risk of a remote loss.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Contingent assets

On December 31, 2009, the Company does not have contingent assets for which the probability of success is probable to be disclosed.

32.RELATED PARTIES

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to the Stock Option Plan, as mentioned in Note 25.

The total expenses with the Company’s Management members in key functions are as follows:

	2009	2008
Short-term Management members benefits (i)	41,540	15,991
Share-based payments (ii)	25,820	10,362
Total Key Management Remuneration	67,360	26,353

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the compensation cost of stock options granted to Management members.

Before January 1, 2003, AmBev had deferred payment stock purchase plans. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 was grandfathered and may be requested. The current Stock Ownership Plan is the result of revised text approved in AmBev´s Extraordinary General Meeting of April 27, 2007.

Excluding the abovementioned plan, AmBev neither has any type of transaction with the Management members nor pending balances receivable or payable in its balance sheet.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Transactions with other related parties:

The Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”) is one of the Company’s shareholders, with 16.90% of the voting rights and 9.49% of share capital. FAHZ is also a legally independent entity whose main goal is to provide AmBev’s employees, both active and inactive (retirees), and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2009 and 2008, actuarial liabilities related to the benefits provided directly by FAHZ are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by FAHZ in providing the benefits mentioned above to AmBev’s employees totaled R$ 107,656 on December 31, 2009 (R$ 93,274 on December 31, 2008), of which R$ 91,025 (R$ 80,998 on December 31, 2008) related to active employees and R$ 16,631 (R$ 12,276 on December 31, 2008) related to inactive employees.

There is a goodwill special reserve on the Company’s equity used to AmBrew and Interbrew increase capital on AmBev. This reserve is consequence from the transaction between AB InBev and AmBev from March 4, 2004. The capital increase from 2009 related to this reserve, is stated on Note 21- Changes in Equity.

Jointly controlled entities

AmBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interest in joint ventures include two distribution entities in Canadá (Brewers Retail Inc and Brewers' Distributor Ltd.) and two entities in Brazil (Ice Tea do Brasil Ltda. and Agrega Inteligência em Compras Ltda.). The following amounts represent the participation of AmBev in these entities and they were included in the consolidated financial statement:

In thousands of Reais	2009	2008
Non-current assets	131,674	157,126
Current assets	95,158	130,745
Non-current liabilities	198,618	187,426
Current liabilities	160,099	123,949
Result from operations	16,322	13,020
Income attributable to shareholders	23,623	1,643

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Transactions with associates

AmBev transactions with associates were as follows:

In thousand of Reais	2009	2008

Net sales	11,108	10,534
Current liabilities	65,505	30,318

Transaction with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A ) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

33. RECONCILIATION OF PARENT COMPANY’S EQUITY AND PROFIT

As required by CVM Instruction 457, from July 13, 2007, the Company has prepared the reconciliations between the parent company shareholders’ equity and profit under BRGAAP and the shareholders’ equity and profit from the consolidated financial statements under IFRS, as follows:

(In thousands of Brazilian Reais)	2009	2008
Shareholders’ equity under BR GAAP – parent company	19,243,058	17,278,138
Adjustments under IFRS:
Business combinations	3,535,650	4,397,569
Employee benefits	(465,206)	(409,122)
Other adjustments	(16,534)	6,515
Deferred income tax over IFRS adjustments	(349,689)	(573,350)
Impact of adjustments in minority interest	70,171	87,767
Shareholders’ equity under IFRS – consolidated financial statements	22,017,450	20,787,517

(In thousands of Brazilian Reais)	2009	2008
Profit under BR GAAP – parent company	5,959,936	3,059,478
Adjustments under IFRS:
Business combinations	(31,548)	1,969,263
Employee benefits	21,653	14,525
Other adjustments	22,636	37,404
Deferred income tax over IFRS adjustments	39,117	13,079
Provision for losses in Subsidiaries – Minority Interest	(98,415)	104,307
Impact of adjustments in minority interest	72,671	(78,956)
Profit under IFRS – consolidated financial statements	5,986,050	5,119,100

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

34. EVENTS AFTER THE BALANCE SHEET DATE

a)      Dividend and interest on equity

On March 1, 2010, the Company approved the distribution of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2010, at R$1.10 per common share and R$1.21 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on shareholders' equity to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2010, at R$0.45 per common share and R$0.49 per preferred share. The distribution of interest on shareholders' equity shall be taxed pursuant to applicable law, which shall result in a net distribution of R$0.38 per common share and R$0.42 per preferred share.

The aforementioned payments shall be made as from April 1, 2010, without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2010.  The record date shall be March 18, 2010 for BM&FBovespa shareholders and March 23, 2010 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from March 19, 2010.

35. CORRECTION OF DISCLOSURE OF FINANCIAL STATEMENTS PREVIOUSLY ISSUED

Subsequent to the issuance of financials statements for the year-ended December 31, 2008, prepared in accordance with IFRS and filed on May 6, 2009 as an additional information, AmBev’s management identified an error in the calculation of weighted average number of basic and diluted shares of 2008 (comparative information).  The error did not impact net income nor shareholders’ equity.

The earnings per share disclosed in the consolidated income statements and in the charts in note 22, related to the weighted average number of shares, earning per share, and income before special items attributable to equity holders of AmBev were adjusted to correct such error. The impact of these corrections is summarized below:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Thousand shares
Weighted average number of shares:	Corrected	Previously disclosed
Basic:
Common – December 31, 2008	344,846	288,094

Diluted:
Preferred – December 31, 2008	269,374	313,313
Common – December 31, 2008	344,906	294,107

In Reais (R$)
EPS:	Corrected	Previously disclosed
Basic:
Preferred – December 31, 2008	8.79	9.64
Common – December 31, 2008	7.99	8.77

Diluted:
Preferred – December 31, 2008	8.78	8.82
Common – December 31, 2008	7.98	8.01

In Reais (R$)
EPS before special items:	Corrected	Previously disclosed
Basic:
Preferred – December 31, 2008	8.89	9.75
Common – December 31, 2008	8.08	8.87

Diluted:
Preferred – December 31, 2008	8.88	8.92
Common – December 31, 2008	8.07	8.11

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

36. ADDITIONAL INFORMATION

Consolidated statement of value added:

(in thousands of Brazilian Reais)	2009	2008
Revenues	32,187,978	27,565,576
Sale of goods, products and services	31,334,727	27,285,144
Other revenues	885,888	316,98
Allowance for/reversal of doubful accounts	-32,637	-36,548
Input acquired from third parties	(11,951,968)	(12,714,321)
Costs of products, goods and services sold	(6,456,657)	(6,115,372)
Materials - energy - third party services - others	(5,394,422)	(6,500,004)
(Loss)/recovery of assets	-100,889	-98,945
Gross added value	20,236,010	14,851,255
Retention	(1,278,936)	(1,190,034)
Depreciation, amortization and depletion	(1,278,936)	(1,190,034)
Net added value produced	18,957,074	13,661,221
Value added received in transfer	217,004	241,813
Share of results of associates	678	2,318
Financial Income	366,376	256,793
Other	-150,05	-17,298
Total added value to be distribute	19,174,078	13,903,034
Distribution of value added	19,174,078	13,903,034
Employees	2,625,459	1,136,404
Direct remuneration	2,268,326	797,455
Benefits	176,418	173,555
Government severance indemnity fund for employees (FGTS)	68,327	63,821
Other	112,388	101,573
Taxes, fees and contribution	9,168,551	6,124,852
Federal	3,575,834	798,396
State	5,580,309	5,315,764
Municipal	12,408	10,692
Remuneration of third party capital	1,391,723	1,450,886
Interest	1,299,443	1,374,747
Rent	92,28	76,139
Remuneration of own capital	5,988,345	5,190,892
Interest on equity	1,019,910	487,062
Dividends	2,290,385	602,436
Retained earnings/losses for the Year	2,675,755	4,029,602
Minority interest in the retained earning	2,295	71,792

 (A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

37. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 47.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Av. Del Libertador 498, 26º andar - Buenos Aires	99.6%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 e Rua Chuquisaca – La Paz	86.1%

Brazil
CIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua Dr. Renato Paes de Barros, 1.017, 4º andar, cj. 44 e 42 - Itaim Bibi, São Paulo.	Consolidating Company

AMBEV BRASIL BEBIDAS LTDA - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna - SP	100.0%

AROSUCO AROMAS E SUCOS LTDA - Avenida Buriti, 5.385 Distrito Industrial - Manaus - AM	100.0%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna - SP	100.0%

FRATELLI VITA BEBIDAS S.A - Estrada do Engenho D'Água nº 199-Fundos Jacarepaguá - RJ	99.5%

TAURUS INVESTMENTS SPC - Queensgate House, South Church Street, P.O. Box 1234 George Town Grand Cayman Cayman Islands	100.0%

Canada
LABATT BREWING COMPANY LIMITED - 207 Queen´s Quay West, Suite 299 - M5J 1A7 - Toronto	100.0%

Dominican Republic
COMPAÑÍA CERVECERA AMBEV DOMINICANA- Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	100.0%

Ecuador
Companhia Cerveceria AMBEV ECUADOR - Km 14,5 - Via Daule, Av. Las Iguanas - Guayaquil	100.0%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Guatemala
INDUSTRIAS DEL ATLANTICO, SOCIEDADE ANÓNIMA - 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edificio Mariposa, nível 4 - 01012 - Zacapa	50.0%

Paraguay
CERVECERA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	87.2%

Peru
COMPANHIA CERVECERA AMBEV PERU S.A.C. - Av. Republica de Panama, 3659 San Isidro - Lima 41 - Lima	100.0%

Uruguay
CERVECERIA NACIONAL - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	97.4%

Venezuela
COMPAÑÍA BRAHMA VENEZUELA, S.A. - Av. El Centro, Torre Mega IV, Piso 9 – Caracas	51.0%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	IFRS
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND
OTHER

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

1.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	3
01	09	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS
02	02	BALANCE SHEET - LIABILITIES
03	01	INCOME STATEMENT
04	01	STATEMENT OF CASH FLOW
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006
06	01	STATEMENT OF VALUE ADDED
07	01	CONSOLIDATED BALANCE SHEET - ASSETS	4
07	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	5
08	01	CONSOLIDATED INCOME STATEMENT	7
09	01	CONSOLIDATED STATEMENT OF CASH FLOW	8
10	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008	10
10	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007	12
10	03	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	14
11	01	CONSOLIDATED STATEMENT OF VALUE ADDED	16
13	01	MANAGEMENT REPORT	19
14	01	NOTES TO THE FINANCIAL STATEMENTS	37 / 132

Fourth Quarter 2009 Results March 04, 2010 Page 1

AMBEV REPORTS 2009 FOURTH QUARTER RESULTS UNDER IFRS

São Paulo, March 04, 2010– Companhia de Bebidas das Americas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2009 fourth quarter (Q4 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and twelve months period ended December 31, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Otherwise stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before special items. Special items are either income or expenses, which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2008 (Q4 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 13.9% driven by volume growth in Brazil and HILA-Ex as well as price increases across our regions, which drove Net Revenue/hl growth of 7.3% in the period. Organic volume growth of 6.1% in the period was driven by a 11.6% volume growth in Brazil and 11% of volume growth in HILA-Ex, which was partly offset by volume contraction of 6.5% in Latin America South and 5.6% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 3.1% due to higher packaging costs, which were partly offset in the quarter by gains in commodity hedges, lower prices for PET and corn and productivity initiatives. SG&A expenses (excl. depreciation & amortization) increased organically by 30.1% driven by volume growth, inflation, investment in the market to support innovations and accruals for variable compensation in the period.

EBITDA, Operating Cash Flow and Net Income: Our Normalized EBITDA reached R$3,021.3 million in Q4 2009, an organic growth of +9.1%, while margin contracted 200bps in the period to 44.6%, mainly due to higher accruals for variable compensation. Excluding these effects, Normalized EBITDA would have grown by 13% and margins would have dropped by 40 bps. Operating cash flow generation was R$3,307.6 million in Q4 2009, an increase of 14.2% as compared to 2008. Our Normalized Net income was R$1,794.4 million (+2.6%) in Q4 2009 while our Normalized Earnings per share (EPS) grew 2.2%.

Payout: In Q4 2009, we paid R$ 1.8 billion in dividends and R$ 0.5 billion in interest on own capital (IOC). There were no share buybacks in the quarter. During 2009, our payout reached a total amount of R$ 3.6 billion, between dividends and IOC.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	4Q08	4Q09	Reported	Organic	YTD 08	YTD 09	Reported	Organic
Total volumes	43,955.7	47,032.6	7.0%	6.1%	146,962.8	154,722.3	5.3%	5.1%
Beer	31,387.4	33,655.0	7.2%	7.1%	105,016.4	110,686.5	5.4%	5.9%
CSD and NANC	12,568.4	13,377.6	6.4%	3.5%	41,946.4	44,035.8	5.0%	3.0%

Net sales	6,365.5	6,778.6	6.5%	13.9%	20,713.2	23,194.0	12.0%	11.1%
Gross profit	4,165.9	4,527.0	8.7%	16.3%	13,495.5	15,462.1	14.6%	13.8%
Gross margin	65.4%	66.8%	130 bps	140 bps	65.2%	66.7%	150 bps	160 bps
EBITDA	2,918.5	3,017.8	3.4%	10.7%	9,115.1	10,557.7	15.8%	15.2%
EBITDA margin	45.8%	44.5%	-130 bps	-130 bps	44.0%	45.5%	150 bps	170 bps
Normalized EBITDA	2,965.8	3,021.3	1.9%	9.1%	9,174.3	10,361.1	12.9%	12.3%
Normalized EBITDA margin	46.6%	44.6%	-200 bps	-200 bps	44.3%	44.7%	40 bps	50 bps
Net Income - AmBev holders	1,701.1	1,790.9	5.3%		5,119.1	5,986.0	16.9%
Normalized Net Income - AmBev holders	1,748.3	1,794.4	2.6%		5,178.3	5,789.5	11.8%
No. of share outstanding (millions)	614.0	616.4			614.0	616.4
EPS (R$/shares)	2.77	2.91	4.9%		8.34	9.71	16.5%
Normalized EPS	2.85	2.91	2.2%		8.43	9.39	11.4%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Fourth Quarter 2009 Results
March 04, 2010

SUMMARY

During the fourth quarter our normalized consolidated EBITDA was R$3,021.3 million, a 9.1% organic increase, while our EBITDA for the full year of 2009, reached R$10,361.1 million, representing an organic increase of 12.3% versus 2008. Our EBITDA Margin for the quarter declined by 200 bps, whereas our EBITDA Margin for the year grew by 50 bps. Consolidated volumes increased by 6.1% in Q4 2009 and by 5.1% for the FY09, mainly due to strong volume growth in Brazil.

In Brazil, positive macro-economic fundamentals continued supporting industry growth. Further, our successful innovations continued to trigger beer volume growth, which increased 12.1% in the quarter and 9.9% for the full year. Our CSD & Nanc business also performed very well and delivered a 10.3% volume growth for the 4Q09 and 8.1% growth for the full year.

Our Normalized Brazil EBITDA increased by 11.0% in the quarter, with margins contracting 310bps. During 2009, Brazil EBITDA grew double-digits by 12.2%, reaching an EBITDA Margin of 48.8%, flat compared to 2008.  As we have previously stated throughout the year, in 2009, higher accruals for variable compensation have negatively impacted our results when compared to last year.

“We are very pleased with our results in 2009. When we started the year, we decided to focus on two priorities: innovation and productivity. They have both proven to be sucessful tools, as demonstrated by our figures in 2009, and which I believe will help us to build the basis for growth for the short and long term.”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

HILA-ex reported important volume increase of 11% and EBITDA organic growth of R$17.8 million in the quarter. João Castro Neves comments: “Our people in HILA-Ex continue to improve results, focusing in our long-term objectives for the region”.

Latin America South contributed with Normalized EBITDA of R$518.0 million (+13.3%) in the period, despite poor industry performance across the region. Despite weak volumes, revenue management initiatives and efficiency gains in COGS allowed us to expand margins in Q4 2009 by 110 bps. “We have been able to maintain a double-digit EBITDA growth in the period and for the full year despite industry contraction observed throughout the region. Our volumes suffered due to a weaker industry and tough comparables with 2008. However, we overcame this challenging enviroment with revenue management initiatives, cost discipline and strong support to our mainstream brands”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$305.2 million in the quarter, registering an organic decline with a margin contraction of 350 bps. For the full year, Canada’s EBITDA remained almost flat as compared to 2008, despite industry volume’s decline and a difficult market landscape. “During 2009, we faced a decline in beer industry volume and a challenging competitive scenario, which resulted in market share losses in the second half of the year. We have not seen changes in these trends so far, but we are determined to resume our growth path. We are confident we have the plans in place for achieving our two priorities for 2010: market share and profitability.  That said, we should have a tough start in the first half of the year compared to 2009, driven by marketing phasing and share evolution, while results should improve for the second half of the year.” says Bary Benun, President for Labatt.

Overall, we are pleased with our consolidated performance in 2009, where we registered double-digit EBITDA growth with operating cash flow growing by 23.7% in the year. During 2009, our total payout reached R$ 3.6 billion and our EPS increased by 16.5% compared to 2008.

“Our results in 2009 have been achieved according to our cost-connect-win approach. We focused on maintaining world-class efficiency, which drives every part of our production, supply, planning and sales cycle and which helps us turn non-working money into working money. By realizing these savings and investing more in connecting with consumers we managed to win preference among the marketplace in a profitable way. All these achievements are the result of the commitment of our people, who are our main assets and who have a constant drive to overperform the industry with outstanding execution, despite challenging conditions in many of the markets where we operate.” says João Castro Neves, CEO for AmBev.

 Looking towards 2010, our priorities do not differ much from 2009. Productivity and innovation will remain on the top of the list, as we strongly believe both are key to guarantee our growth in the long-term.

We expect COGS per hectoliter for beer next year to grow in line with inflation, taking into account our FX hedge rate for 2010 of 1.99 BRL/USD compared to 1.88 BRL/USD in 2009.

Fourth Quarter 2009 Results
March 04, 2010

Finally, we will continue to pursue opportunities to improve our working capital while investing to increase capacity and meet demand. Per the announcement we made this month, CAPEX for Brazil should reach between R$1.3 to R$1.5 billion, and in the absence of any additional tax burden to respond to potential further industry growth during 2010, these investments may reach up to R$ 2 billion.

AmBev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Net Revenue	6,365.5	62.9	(535.2)	885.4	6,778.6	6.5%	13.9%
Cost of Goods Sold (COGS)	(2,199.6)	(52.8)	208.8	(208.0)	(2,251.6)	2.4%	9.5%
Gross Profit	4,165.9	10.1	(326.3)	677.4	4,527.0	8.7%	16.3%
Selling, General and Administrative (SG&A)	(1,742.5)	(28.3)	162.3	(421.8)	(2,030.3)	16.5%	24.2%
Other operating income	123.9	2.0	(30.3)	66.1	161.7	30.5%	53.4%
Normalized Operating Income (normalized EBIT)	2,547.3	(16.2)	(194.3)	321.7	2,658.5	4.4%	12.6%
Special items above EBIT	(47.3)		2.2	41.6	(3.5)	nm	nm
Net Financial Results	(330.7)				(164.8)	-50.2%
Share of results of associates	(1.5)				0.2	nm
Income Tax expense	(432.3)				(725.9)	67.9%
Net income	1,735.5				1,764.4	1.7%
Attributable to AmBev holders	1,701.1				1,790.9	5.3%
Atributable to minority interests	34.4				(26.5)	nm

Normalized EBITDA	2,965.8	(3.2)	(211.5)	270.3	3,021.3	1.9%	9.1%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Net Revenue	20,713.2	65.1	129.3	2,286.4	23,194.0	12.0%	11.1%
Cost of Goods Sold (COGS)	(7,217.6)	(48.2)	(46.3)	(419.8)	(7,731.9)	7.1%	5.8%
Gross Profit	13,495.5	17.0	83.0	1,866.6	15,462.1	14.6%	13.8%
Selling, General and Administrative (SG&A)	(5,993.3)	(14.0)	(70.7)	(942.0)	(7,020.1)	17.1%	15.8%
Other operating income	383.5	2.1	11.1	142.6	539.3	40.6%	37.2%
Normalized Operating Income (normalized EBIT)	7,885.7	5.1	23.4	1,067.1	8,981.3	13.9%	13.5%
Special items above EBIT	(59.2)		(3.8)	259.6	196.6	nm	nm
Net Financial Results	(1,190.8)				(982.1)	-17.5%
Share of results of associates	2.3				0.7	-70.8%
Income Tax expense	(1,447.2)				(2,208.1)	52.6%
Net income	5,190.9				5,988.3	15.4%
Attributable to AmBev holders	5,119.1				5,986.0	16.9%
Atributable to minority interests	71.8				2.3	-96.8%

Normalized EBITDA	9,174.3	18.8	36.1	1,131.9	10,361.1	12.9%	12.3%

Fourth Quarter 2009 Results
March 04, 2010

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q4 2006 and Q4 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Fourth Quarter 2009 Results
March 04, 2010

AmBev Consolidated

The following table sets forth the consolidated results of AmBev for Q4 2009 and for our twelve-month period (YTD09).

AmBev delivered Normalized EBITDA of R$3,021.3 million in the quarter with a margin contraction of 200 bps. Top line growth continued to exceed volume growth and our COGS/hl grew well below inflation in the period. However, timing of certain investments and higher accruals for variable compensation versus last year adversely impacted our operational leverage in the period.

Our EBITDA for the full year reached R$10,361.1 million representing an organic growth of 12.3% and an organic margin expansion of 50 bps to 44.7%.

AmBev Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	43,955.7	395.3		2,681.6	47,032.6	7.0%	6.1%
Net Revenue	6,365.5	62.9	(535.2)	885.4	6,778.6	6.5%	13.9%
Net Revenue/hl	144.8	0.1	(11.4)	10.6	144.1	-0.5%	7.3%
COGS	(2,199.6)	(52.8)	208.8	(208.0)	(2,251.6)	2.4%	9.5%
COGS/hl	(50.0)	(0.7)	4.4	(1.5)	(47.9)	-4.3%	3.1%
Gross Profit	4,165.9	10.1	(326.3)	677.4	4,527.0	8.7%	16.3%
Gross Margin	65.4%				66.8%	130 bps	140 bps
SG&A excl. deprec.&amort.	(1,537.4)	(18.6)	(198.8)	(463.1)	(2,217.9)	44.3%	30.1%
SG&A deprec.&amort.	(205.1)	(9.6)	13.5	41.3	(160.0)	-22.0%	-20.1%
SG&A Total	(1,742.5)	(28.3)	162.3	(421.8)	(2,030.3)	16.5%	24.2%
Other operating income	123.9	2.0	(30.3)	66.1	161.7	30.5%	53.4%
Normalized EBIT	2,547.3	(16.2)	(194.3)	321.7	2,658.5	4.4%	12.6%
Normalized EBIT Margin	40.0%				39.2%	-80 bps	-40 bps
Normalized EBITDA	2,965.8	(3.2)	(211.5)	270.3	3,021.3	1.9%	9.1%
Normalized EBITDA Margin	46.6%				44.6%	-200 bps	-200 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	146,962.8	312.6		7,446.9	154,722.3	5.3%	5.1%
Net Revenue	20,713.2	65.1	129.3	2,286.4	23,194.0	12.0%	11.1%
Net Revenue/hl	140.9	0.1	0.8	8.0	149.9	6.4%	5.7%
COGS	(7,217.6)	(48.2)	(46.3)	(419.8)	(7,731.9)	7.1%	5.8%
COGS/hl	(49.1)	(0.2)	(0.3)	(0.3)	(50.0)	1.8%	0.7%
Gross Profit	13,495.5	17.0	83.0	1,866.6	15,462.1	14.6%	13.8%
Gross Margin	65.2%				66.7%	150 bps	160 bps
SG&A excl. deprec.&amort.	(5,404.4)	(4.1)	(62.6)	(932.8)	(6,403.9)	18.5%	17.4%
SG&A deprec.&amort.	(588.9)	(9.9)	(8.1)	(9.2)	(616.2)	4.6%	1.6%
SG&A Total	(5,993.3)	(14.0)	(70.7)	(942.0)	(7,020.1)	17.1%	15.8%
Other operating income	383.5	2.1	11.1	142.6	539.3	40.6%	37.2%
Normalized EBIT	7,885.7	5.1	23.4	1,067.1	8,981.3	13.9%	13.5%
Normalized EBIT Margin	38.1%				38.7%	70 bps	90 bps
Normalized EBITDA	9,174.3	18.8	36.1	1,131.9	10,361.1	12.9%	12.3%
Normalized EBITDA Margin	44.3%				44.7%	40 bps	50 bps

Fourth Quarter 2009 Results
March 04, 2010

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$2,198.2 million in the quarter with margin contraction of 270 bps. LAN’s year to date EBITDA totaled R$7,079.9 million representing an organic growth of 13.1% and an organic margin expansion of 30 bps to 45.9%.

LAN Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	30,497.7			3,535.3	34,033.0	11.6%	11.6%
Net Revenue	4,134.8	33.3	(52.0)	781.3	4,897.4	18.4%	18.9%
Net Revenue/hl	135.6	1.1	(1.5)	8.8	143.9	6.1%	6.5%
COGS	(1,366.0)	(34.6)	28.9	(214.2)	(1,585.9)	16.1%	15.7%
COGS/hl	(44.8)	(1.1)	0.8	(1.5)	(46.6)	4.0%	3.4%
Gross Profit	2,768.8	(1.3)	(23.1)	567.1	3,311.5	19.6%	20.5%
Gross Margin	67.0%				67.6%	70 bps	90 bps
SG&A excl. deprec.&amort.	(1,010.7)	(16.6)	28.9	(383.5)	(1,381.8)	36.7%	37.9%
SG&A deprec.&amort.	(168.6)	(9.6)	3.6	46.1	(128.5)	-23.8%	-27.4%
SG&A Total	(1,179.3)	(26.1)	32.5	(337.4)	(1,510.3)	28.1%	28.6%
Other operating income	101.9	2.0	(11.3)	73.8	166.4	63.3%	72.4%
Normalized EBIT	1,691.4	(25.4)	(1.8)	303.4	1,967.6	16.3%	17.9%
Normalized EBIT Margin	40.9%				40.2%	-70 bps	-30 bps
Normalized EBITDA	1,970.8	(12.4)	2.4	237.4	2,198.2	11.5%	12.0%
Normalized EBITDA Margin	47.7%				44.9%	-280 bps	-270 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	101,518.0	(607.8)		8,885.8	109,796.1	8.2%	8.8%
Net Revenue	13,671.9	(5.9)	55.3	1,692.8	15,414.2	12.7%	12.4%
Net Revenue/hl	134.7	0.8	0.5	4.5	140.4	4.2%	3.3%
COGS	(4,602.1)	(5.0)	(33.7)	(259.9)	(4,900.7)	6.5%	5.7%
COGS/hl	(45.3)	(0.3)	(0.3)	1.3	(44.6)	-1.5%	-2.9%
Gross Profit	9,069.8	(10.9)	21.6	1,432.9	10,513.4	15.9%	15.8%
Gross Margin	66.3%				68.2%	190 bps	200 bps
SG&A excl. deprec.&amort.	(3,531.1)	12.1	(29.5)	(818.1)	(4,366.6)	23.7%	23.4%
SG&A deprec.&amort.	(464.4)	(9.6)	(3.5)	(12.2)	(489.6)	5.4%	2.6%
SG&A Total	(3,995.4)	2.5	(33.0)	(830.3)	(4,856.2)	21.5%	20.9%
Other operating income	335.6	2.0	1.5	210.4	549.501	63.7%	62.7%
Normalized EBIT	5,410.0	(6.3)	(10.0)	813.0	6,206.7	14.7%	15.0%
Normalized EBIT Margin	39.6%				40.3%	70 bps	90 bps
Normalized EBITDA	6,256.2	6.7	(4.1)	821.1	7,079.9	13.2%	13.1%
Normalized EBITDA Margin	45.8%				45.9%	20 bps	30 bps

Fourth quarter 2009 Results
March 04, 2010

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$2,219.8 million in the quarter, representing an organic growth of +11.0% and a margin contraction of 310 bps to 47.6%. Year to date our Normalized EBITDA totaled R$7,138.3 million, increasing 12.2% versus last year.

Our performance in Brazil for the fourth quarter and year to date 2009 continues to be significantly impacted by SG&A growth driven by accruals for variable compensation. This is because, contrary to 2009, Brazil did not have any variable compensation in 2008. This should not be an important driver for SG&A growth in the ordinary course of business.

Excluding our accruals for variable compensation, our Brazil cash SG&A would have increased by 27.7% and 16.5% in the three and twelve months period ended in December, respectively, while our Brazil EBITDA for the same periods would have increased by 16.4% and 17.0%, respectively.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	28,801.8			3,348.6	32,150.3	11.6%	11.6%
Net Revenue	3,941.9			717.3	4,659.2	18.2%	18.2%
Net Revenue/hl	136.9			8.1	144.9	5.9%	5.9%
COGS	(1,226.4)			(205.4)	(1,431.8)	16.7%	16.7%
COGS/hl	(42.6)			(2.0)	(44.5)	4.6%	4.6%
Gross Profit	2,715.4			511.9	3,227.4	18.9%	18.9%
Gross Margin	68.9%				69.3%	40 bps	40 bps
SG&A excl. deprec.&amort.	(907.5)			(359.5)	(1,266.9)	39.6%	39.6%
SG&A deprec.&amort.	(156.0)			46.9	(109.1)	-30.1%	-30.1%
SG&A Total	(1,063.5)			(312.6)	(1,376.1)	29.4%	29.4%
Other operating income	94.6			73.0	167.6	77.2%	77.2%
Normalized EBIT	1,746.5			272.4	2,018.9	15.6%	15.6%
Normalized EBIT Margin	44.3%				43.3%	-100 bps	-100 bps
Normalized EBITDA	2,000.2			219.6	2,219.8	11.0%	11.0%
Normalized EBITDA Margin	50.7%				47.6%	-310 bps	-310 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	95,093.9	(607.8)		8,911.8	103,397.8	8.7%	9.4%
Net Revenue	13,058.7	(39.2)		1,612.6	14,632.1	12.0%	12.4%
Net Revenue/hl	137.3	0.5		3.7	141.5	3.0%	2.7%
COGS	(4,181.2)	29.6		(259.7)	(4,411.3)	5.5%	6.3%
COGS/hl	(44.0)	0.0		1.3	(42.7)	-3.0%	-2.9%
Gross Profit	8,877.6	(9.6)		1,352.8	10,220.8	15.1%	15.3%
Gross Margin	67.9%				69.9%	190 bps	180 bps
SG&A excl. deprec.&amort.	(3,184.7)	28.7		(798.6)	(3,954.6)	24.2%	25.3%
SG&A deprec.&amort.	(427.2)			(2.7)	(429.9)	0.6%	0.6%
SG&A Total	(3,611.8)	28.7		(801.3)	(4,384.5)	21.4%	22.4%
Other operating income	309.5	0.0		214.1	523.6	69.2%	69.2%
Normalized EBIT	5,575.2	19.1		765.6	6,359.9	14.1%	13.7%
Normalized EBIT Margin	42.7%				43.5%	80 bps	50 bps
Normalized EBITDA	6,342.4	19.1		776.8	7,138.3	12.5%	12.2%
Normalized EBITDA Margin	48.6%				48.8%	20 bps	bps

Fourth quarter 2009 Results
March 04, 2010

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	21,183.7			2,566.9	23,750.6	12.1%	12.1%
Net Revenue	3,242.8			616.0	3,858.8	19.0%	19.0%
Net Revenue/hl	153.1			9.4	162.5	6.1%	6.1%
COGS	(952.4)			(166.2)	(1,118.6)	17.4%	17.4%
COGS/hl	(45.0)			(2.1)	(47.1)	4.8%	4.8%
Gross Profit	2,290.4			449.9	2,740.3	19.6%	19.6%
Gross Margin	70.6%				71.0%	40 bps	40 bps
SG&A excl. deprec.&amort.	(776.5)			(312.2)	(1,088.7)	40.2%	40.2%
SG&A deprec.&amort.	(127.9)			45.0	(82.9)	-35.2%	-35.2%
SG&A Total	(904.4)			(267.2)	(1,171.6)	29.5%	29.5%
Other operating income	56.4			65.0	121.4	115.4%	115.4%
Normalized EBIT	1,442.4			247.7	1,690.1	17.2%	17.2%
Normalized EBIT Margin	44.5%				43.8%	-70 bps	-70 bps
Normalized EBITDA	1,646.2			189.7	1,836.0	11.5%	11.5%
Normalized EBITDA Margin	50.8%				47.6%	-320 bps	-320 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	69,960.9	(563.2)		6,879.9	76,277.6	9.0%	9.9%
Net Revenue	10,759.5	(35.2)		1,340.4	12,064.7	12.1%	12.5%
Net Revenue/hl	153.8	0.7		3.6	158.2	2.8%	2.4%
COGS	(3,224.3)	26.6		(214.3)	(3,411.9)	5.8%	6.7%
COGS/hl	(46.1)	0.0		1.3	(44.7)	-2.9%	-2.9%
Gross Profit	7,535.3	(8.6)		1,126.1	8,652.8	14.8%	15.0%
Gross Margin	70.0%				71.7%	170 bps	150 bps
SG&A excl. deprec.&amort.	(2,742.2)	25.9		(711.6)	(3,427.9)	25.0%	26.2%
SG&A deprec.&amort.	(353.2)			26.6	(326.6)	-7.5%	-7.5%
SG&A Total	(3,095.4)	25.9		(685.0)	(3,754.4)	21.3%	22.3%
Other operating income	221.9	0.0		170.6	392.5	76.9%	76.9%
Normalized EBIT	4,661.8	17.3		611.7	5,290.8	13.5%	13.1%
Normalized EBIT Margin	43.3%				43.9%	50 bps	30 bps
Normalized EBITDA	5,286.5	17.3		579.9	5,883.7	11.3%	10.9%
Normalized EBITDA Margin	49.1%				48.8%	-40 bps	-70 bps

Our beer volumes in Brazil grew 12.1% during Q4 2009 driven by real growth in consumer disposable income and higher average market share in the quarter (+160 bps according to Nielsen). Volumes for the FY09 increased by 9.9% as a result of improved economic conditions and higher market share in the period supported by the good performance of our innovations.

Net Revenue/hl increased 6.1% in Q4 2009, due mainly to our price increases during the period; whereas for the full year, Net Revenue/hl grew by 2.4%, as our price increases continue to be offset by higher than inflation increases in taxes and negative packaging mix.

COGS/hl increased by 4,8% in the quarter due to higher packaging costs. For the year, we were able to more than offset general inflation as a result of better USD hedge rates for the year and our productivity initiatives, which resulted in a COGS/HL decline of 2.9% year over year.

SG&A excluding depreciation and amortization increased by 40.2% organically in the period due to volume growth, general inflation, incremental investments to support our innovations, channel mix and higher accruals for variable compensation.

Beer Brazil Normalized EBITDA increased by 11.5% reaching R$1,836.0 million in the quarter. In 2009, EBITDA grew by 10.9%, reaching R$5,883.7 million, with margin contracting by 70 bps and standing at 48.8%.

Fourth quarter 2009 Results
March 04, 2010

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	7,618.1			781.6	8,399.7	10.3%	10.3%
Net Revenue	699.1			101.3	800.4	14.5%	14.5%
Net Revenue/hl	91.8			3.5	95.3	3.8%	3.8%
COGS	(274.0)			(39.2)	(313.2)	14.3%	14.3%
COGS/hl	(36.0)			(1.3)	(37.3)	3.7%	3.7%
Gross Profit	425.0			62.1	487.1	14.6%	14.6%
Gross Margin	60.8%				60.9%	10 bps	10 bps
SG&A excl. deprec.&amort.	(131.0)			(47.3)	(178.2)	36.1%	36.1%
SG&A deprec.&amort.	(28.1)			1.9	(26.2)	-6.8%	-6.8%
SG&A Total	(159.1)			(45.4)	(204.5)	28.5%	28.5%
Other operating income	38.2			8.0	46.2	21.0%	21.0%
Normalized EBIT	304.1			24.7	328.8	8.1%	8.1%
Normalized EBIT Margin	43.5%				41.1%	-240 bps	-240 bps
Normalized EBITDA	354.0			29.8	383.8	8.4%	8.4%
Normalized EBITDA Margin	50.6%				48.0%	-270 bps	-270 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	25,132.9	(44.6)		2,031.9	27,120.3	7.9%	8.1%
Net Revenue	2,299.2	(4.0)		272.2	2,567.4	11.7%	11.9%
Net Revenue/hl	91.5	0.0		3.2	94.7	3.5%	3.5%
COGS	(956.9)	3.0		(45.5)	(999.4)	4.4%	4.8%
COGS/hl	(38.1)	0.1		1.2	(36.8)	-3.2%	-3.1%
Gross Profit	1,342.3	(1.0)		226.7	1,568.0	16.8%	16.9%
Gross Margin	58.4%				61.1%	270 bps	260 bps
SG&A excl. deprec.&amort.	(442.5)	2.7		(87.0)	(526.7)	19.0%	19.8%
SG&A deprec.&amort.	(74.0)			(29.3)	(103.3)	39.6%	39.6%
SG&A Total	(516.5)	2.7		(116.3)	(630.0)	22.0%	22.6%
Other operating income	87.6	0.0		43.5	131.1	49.6%	49.6%
Normalized EBIT	913.4	1.8		153.9	1,069.1	17.0%	16.8%
Normalized EBIT Margin	39.7%				41.6%	190 bps	180 bps
Normalized EBITDA	1,055.9	1.8		197.0	1,254.6	18.8%	18.6%
Normalized EBITDA Margin	45.9%				48.9%	290 bps	280 bps

Our CSD&Nanc Brazil business posted organic volume growth of 10.3% as a result of increase in disposable income and an improvement of 40 bps in the average market share for the quarter. For the FY09, CSD&Nanc volumes increased by 8.1%, as a result of improved macroeconomic and industry conditions, plus an increase in market share of 70 bps for the year, standing at 17.8%.

Net Revenues/hl grew 3.8% organically in the period and 3.5% for the full year, as we continue to take advantage of price increases in certain regions, partly offset by higher taxes on sales and product mix.

COGS/hl increased by 3.7% as a result of higher packaging costs and higher sugar hedged prices. For the full year, COGS/hl decreased by 3.1% as a result of better USD fixed rates, lower prices for non-hedged commodities (such as corn and PET) and productivity initiatives, partially offset by higher sugar prices. We anticipate even higher sugar prices for 2010 and this will put pressure on CSD & NANC overall business profitability leading to margins contraction.

SG&A excluding depreciation and amortization increased 36.1% in the last quarter and 19.8% in the year, as a result of general inflation, higher volumes, higher accruals for variable compensation and marketing investments in order to support our innovations.

CSD & Nanc Brazil Normalized EBITDA increased by 8.4 % and reached R$383.8 million in the quarter, with year-to-date organic growth at 18.6%. EBITDA for the full year reached R$1,254.6 million reaching a margin of 48.9%, an increase of 280 bps year over year.

Fourth quarter 2009 Results
March 04, 2010

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl) - Total	1,695.9			186.8	1,882.7	11.0%	11.0%
Beer Volume ('000 hl)	725.4			81.6	807.0	11.3%	11.3%
CSD Volume ('000 hl)	970.5			105.2	1,075.7	10.8%	10.8%
Net Revenue	192.9	33.3	(52.0)	64.0	238.2	23.5%	33.2%
Net Revenue/hl	113.7	19.7	(27.6)	20.8	126.5	11.2%	18.2%
COGS	(139.6)	(34.6)	28.9	(8.9)	(154.1)	10.4%	6.3%
COGS/hl	(82.3)	(20.4)	15.4	5.5	(81.9)	-0.5%	-6.7%
Gross Profit	53.3	(1.3)	(23.1)	55.1	84.1	57.7%	103.4%
Gross Margin	27.6%				35.3%	770 bps	1460 bps
SG&A excl. deprec.&amort.	(103.2)	(16.6)	28.9	(24.1)	(114.9)	11.3%	23.3%
SG&A deprec.&amort.	(12.6)	(9.6)	3.6	(0.8)	(19.4)	53.6%	6.2%
SG&A Total	(115.8)	(26.1)	32.5	(24.8)	(134.2)	15.9%	21.4%
Other operating income/expenses	7.3	2.0	(11.3)	0.8	(1.2)	nm	nm
Normalized EBIT	(55.1)	(25.4)	(1.8)	31.0	(51.3)	nm	nm
Normalized EBIT Margin	-28.6%				-21.5%	nm	nm
Normalized EBITDA	(29.5)	(12.4)	2.4	17.8	(21.6)	nm	nm
Normalized EBITDA Margin	-15.3%				-9.1%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl) - Total	6,424.1			(25.9)	6,398.2	-0.4%	-0.4%
Beer Volume ('000 hl)	2,881.2			(241.9)	2,639.2	-8.4%	-8.4%
CSD Volume ('000 hl)	3,543.0			216.0	3,759.0	6.1%	6.1%
Net Revenue	613.2	33.3	55.3	80.2	782.1	27.5%	13.1%
Net Revenue/hl	95.5	5.2	8.6	12.9	122.2	28.1%	13.6%
COGS	(421.0)	(34.6)	(33.7)	(0.1)	(489.5)	16.3%	0.0%
COGS/hl	(65.5)	(5.4)	(5.3)	(0.3)	(76.5)	16.7%	0.5%
Gross Profit	192.2	(1.3)	21.6	80.1	292.7	52.2%	41.7%
Gross Margin	31.3%				37.4%	610 bps	790 bps
SG&A excl. deprec.&amort.	(346.4)	(16.6)	(29.5)	(19.5)	(412.0)	18.9%	5.6%
SG&A deprec.&amort.	(37.2)	(9.6)	(3.5)	(9.5)	(59.7)	60.6%	25.5%
SG&A Total	(383.6)	(26.1)	(33.0)	(29.0)	(471.7)	23.0%	7.6%
Other operating income/expenses	26.1	2.0	1.5	(3.6)	25.9	-0.6%	-13.9%
Normalized EBIT	(165.3)	(25.4)	(10.0)	47.5	(153.2)	nm	nm
Normalized EBIT Margin	-27.0%				-19.6%	nm	nm
Normalized EBITDA	(86.2)	(12.4)	(4.1)	44.3	(58.4)	nm	nm
Normalized EBITDA Margin	-14.1%				-7.5%	nm	nm

HILA-ex volumes increased by 11.0% in Q4 2009, as a result of good performances mainly in Peru, Venezuela and the Dominican Republic. However, for the full year, volumes decreased by 0.4%, as a result of weak industry performance in most of the countries where we operate. Despite difficult market conditions, we reached our highest market share in the Dominican Republic; in Venezuela, the re-launch of Zulia was an important step to improve our market share and our profitability, while Peru continues to grow as a result of our focus on brand initiatives and production efficiencies.

Net Revenue per hectoliter was up 18.2% due to pricing in line with inflation in the period, and increased by 13.6% for the full-year. COGS/hl decreased by 6.7 % in the quarter and was almost flat for the year as a result of lower commodity prices and productivity gains. SG&A expenses, excluding depreciation and amortization, increased by 23.3% in the quarter, as a result of higher marketing investments for the summer season. However it increased only by 5.6% for the full year, due to efficiency initiatives and lower labor costs. Despite still being negative, HILA’s EBITDA improved by R$17.8 million in the quarter and by R$44.3 million for the full year.

Fourth quarter 2009 Results
March 04, 2010

Latin America South (LAS) - Quinsa

Our countries in the region continue to face significant industry volume decline. However, our LAS operation achieved an organic EBITDA growth of 13.3% and a consolidated EBITDA of R$518.0 million in the quarter with a margin expansion of 110 bps, reaching 48.8%. Strong revenue management and cost savings continue to drive our results in the region, which were partly offset by lower volumes and labor inflation pressures.

LAS Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	10,564.6	395.3		(690.5)	10,269.4	-2.8%	-6.5%
Net Revenue	1,233.1	29.5	(332.8)	131.3	1,061.1	-13.9%	10.6%
Net Revenue/hl	116.7	(1.5)	(32.4)	20.5	103.3	-11.5%	17.6%
COGS	(493.8)	(18.2)	130.5	2.0	(379.6)	-23.1%	-0.4%
COGS/hl	(46.7)	0.0	12.7	(3.0)	(37.0)	-20.9%	6.3%
Gross Profit	739.3	11.3	(202.3)	133.2	681.6	-7.8%	18.0%
Gross Margin	60.0%				64.2%	430 bps	400 bps
SG&A excl. deprec.&amort.	(226.8)	(2.1)	68.8	(45.0)	(205.1)	-9.6%	19.8%
SG&A deprec.&amort.	(18.8)	(0.1)	7.9	(5.7)	(16.6)	-11.3%	30.3%
SG&A Total	(245.6)	(2.2)	76.7	(50.7)	(221.8)	-9.7%	20.6%
Other operating income/expenses	21.4	0.0	(14.7)	(12.2)	(5.5)	nm	nm
Normalized EBIT	515.1	9.2	(140.3)	70.3	454.3	-11.8%	13.7%
Normalized EBIT Margin	41.8%				42.8%	100 bps	110 bps
Normalized EBITDA	588.1	9.2	(157.4)	78.0	518.0	-11.9%	13.3%
Normalized EBITDA Margin	47.7%				48.8%	110 bps	110 bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	33,697.8	920.4		(1,299.5)	33,318.7	-1.1%	-3.9%
Net Revenue	3,300.4	71.0	(54.5)	509.6	3,826.5	15.9%	15.4%
Net Revenue/hl	97.9	(0.6)	(1.6)	19.1	114.8	17.3%	19.5%
COGS	(1,395.3)	(43.2)	31.0	(83.3)	(1,490.8)	6.8%	6.0%
COGS/hl	(41.4)	(0.1)	0.9	(4.1)	(44.7)	8.1%	9.9%
Gross Profit	1,905.1	27.8	(23.5)	426.4	2,335.8	22.6%	22.4%
Gross Margin	57.7%				61.0%	330 bps	350 bps
SG&A excl. deprec.&amort.	(665.7)	(16.2)	16.1	(116.2)	(781.8)	17.5%	17.4%
SG&A deprec.&amort.	(61.6)	(0.4)	2.6	(13.9)	(73.3)	18.8%	22.5%
SG&A Total	(727.3)	(16.5)	18.7	(130.0)	(855.1)	17.6%	17.9%
Other operating income/expenses	24.7	0.1	10.0	(49.5)	(14.7)	nm	nm
Normalized EBIT	1,202.5	11.4	5.2	246.9	1,466.0	21.9%	20.5%
Normalized EBIT Margin	36.4%				38.3%	190 bps	160 bps
Normalized EBITDA	1,437.2	12.1	(0.5)	307.4	1,756.2	22.2%	21.4%
Normalized EBITDA Margin	43.5%				45.9%	230 bps	220 bps

Fourth quarter 2009 Results
March 04, 2010

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	6,584.9	31.8		(249.5)	6,367.2	-3.3%	-3.8%
Net Revenue	905.9	9.3	(229.4)	100.3	786.1	-13.2%	11.1%
Net Revenue/hl	137.6	0.8	(36.0)	21.2	123.5	-10.3%	15.4%
COGS	(292.4)	(5.8)	69.3	2.3	(226.6)	-22.5%	-0.8%
COGS/hl	(44.4)	(0.7)	10.9	(1.4)	(35.6)	-19.9%	3.2%
Gross Profit	613.4	3.6	(160.1)	102.6	559.5	-8.8%	16.7%
Gross Margin	67.7%				71.2%	350 bps	340 bps
SG&A excl. deprec.&amort.	(165.6)	(0.1)	48.9	(37.0)	(153.8)	-7.1%	22.4%
SG&A deprec.&amort.	(8.9)		3.9	(5.4)	(10.3)	15.8%	60.2%
SG&A Total	(174.5)	(0.1)	52.8	(42.4)	(164.1)	-5.9%	24.3%
Other operating income/expenses	7.6		(14.6)	(0.5)	(7.5)	nm	nm
Normalized EBIT	446.6	3.5	(121.9)	59.7	387.8	-13.1%	13.4%
Normalized EBIT Margin	49.3%				49.3%	bps	100 bps
Normalized EBITDA	501.2	3.5	(133.3)	67.3	438.7	-12.5%	13.4%
Normalized EBITDA Margin	55.3%				55.8%	50 bps	120 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	20,427.3	58.5		(323.6)	20,162.2	-1.3%	-1.6%
Net Revenue	2,376.2	18.4	(6.9)	398.1	2,785.9	17.2%	16.8%
Net Revenue/hl	116.3	0.6	(0.3)	21.6	138.2	18.8%	18.6%
COGS	(809.6)	(11.5)	2.6	(62.5)	(881.1)	8.8%	7.7%
COGS/hl	(39.6)	(0.5)	0.1	(3.7)	(43.7)	10.3%	9.4%
Gross Profit	1,566.6	6.9	(4.3)	335.6	1,904.8	21.6%	21.4%
Gross Margin	65.9%				68.4%	240 bps	260 bps
SG&A excl. deprec.&amort.	(493.7)	(7.0)	7.0	(84.3)	(578.0)	17.1%	17.1%
SG&A deprec.&amort.	(29.3)		0.8	(10.5)	(39.1)	33.3%	35.9%
SG&A Total	(523.0)	(7.0)	7.7	(94.8)	(617.1)	18.0%	18.1%
Other operating income/expenses	9.8		10.1	(36.5)	(16.7)	nm	nm
Normalized EBIT	1,053.4	(0.1)	13.5	204.2	1,271.0	20.7%	19.4%
Normalized EBIT Margin	44.3%				45.6%	130 bps	100 bps
Normalized EBITDA	1,227.5	(0.1)	11.4	255.5	1,494.2	21.7%	20.8%
Normalized EBITDA Margin	51.7%				53.6%	200 bps	180 bps

Beer volume suffered an organic decline of 3.8% in the quarter and 1.6% for the FY09, which reflects declining industry volumes across the Quinsa markets driven by the impact of a challenging economic environment, poor weather conditions and tough comparatives against last year.

Net Revenue/hl grew 15.4% in the quarter and 18.6% for the FY09, driven by price increases in line with inflation and revenue management initiatives, together with strong performances from our premium brands.

COGS/hl increased 3.2% in the period, which is below the level of inflation, as we achieved higher productivity in our plants, effective currency hedging and important savings in packaging materials to offset general inflation and the continuous pressure of increasing labor costs. COGS/hl increased 9.4% for the FY09 which is also below the level of inflation as we were able to offset general inflation and higher personnel-related costs with higher productivity in our plants.

SG&A excluding depreciation and amortization increased 22.4% in the quarter and 17.1% for the FY09, driven by general inflation, higher personnel-related expenses and higher marketing expenses to support our brands.

Quinsa Beer EBITDA increased 13.4% in the quarter totaling R$438.7 million. For the FY09, Quinsa Beer EBITDA increased by 20.8% standing at R$1,494.2 million and with margins growing by 180 bps.

Fourth Quarter 2009 Results March 04, 2010 Page 13

LAS CSD & NANC

LAS CSD&Nanc R$ million	4Q08	Scope	Currency Translation	Organic Growth	4Q09	% As Reported	% Organic
Volume ('000 hl)	3,979.8	363.5		(441.0)	3,902.2	-1.9%	-11.1%
Net Revenue	327.2	20.2	(103.3)	30.9	275.0	-16.0%	9.4%
Net Revenue/hl	82.2	(2.2)	(26.5)	17.0	70.5	-14.3%	20.6%
COGS	(201.4)	(12.4)	61.3	(0.4)	(153.0)	-24.0%	0.2%
COGS/hl	(50.6)	1.4	15.7	(5.7)	(39.2)	-22.5%	11.2%
Gross Profit	125.9	7.8	(42.1)	30.5	122.1	-3.0%	24.3%
Gross Margin	38.5%				44.4%	590 bps	520 bps
SG&A excl. deprec.&amort.	(61.3)	(2.0)	20.0	(8.0)	(51.3)	-16.3%	13.1%
SG&A deprec.&amort.	(9.9)	(0.1)	4.0	(0.4)	(6.3)	-35.8%	3.7%
SG&A Total	(71.1)	(2.0)	23.9	(8.4)	(57.6)	-19.0%	11.8%
Other operating income/expenses	13.8	0.0	(0.1)	(11.7)	2.0	nm	nm
Normalized EBIT	68.5	5.7	(18.2)	10.4	66.5	-3.0%	15.2%
Normalized EBIT Margin	20.9%				24.2%	320 bps	110 bps
Normalized EBITDA	87.0	5.7	(24.2)	10.8	79.3	-8.8%	12.4%
Normalized EBITDA Margin	26.6%				28.8%	230 bps	70 bps

LAS CSD&Nanc R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported	% Organic
Volume ('000 hl)	13,270.5	861.9		(975.9)	13,156.5	-0.9%	-7.4%
Net Revenue	924.1	52.6	(47.6)	111.5	1,040.7	12.6%	12.1%
Net Revenue/hl	69.6	(0.5)	(3.6)	13.6	79.1	13.6%	19.5%
COGS	(585.7)	(31.6)	28.4	(20.7)	(609.7)	4.1%	3.5%
COGS/hl	(44.1)	0.5	2.2	(4.8)	(46.3)	5.0%	10.9%
Gross Profit	338.5	21.0	(19.3)	90.8	431.0	27.3%	26.8%
Gross Margin	36.6%				41.4%	480 bps	480 bps
SG&A excl. deprec.&amort.	(172.0)	(9.2)	9.2	(31.9)	(203.9)	18.5%	18.5%
SG&A deprec.&amort.	(32.3)	(0.4)	1.9	(3.3)	(34.1)	5.7%	10.3%
SG&A Total	(204.3)	(9.5)	11.0	(35.2)	(238.0)	16.5%	17.2%
Other operating income/expenses	15.0	0.1	(0.1)	(12.9)	2.0	nm	nm
Normalized EBIT	149.1	11.5	(8.3)	42.7	195.0	30.7%	28.6%
Normalized EBIT Margin	16.1%				18.7%	260 bps	240 bps
Normalized EBITDA	209.8	12.3	(11.9)	51.9	262.0	24.9%	24.8%
Normalized EBITDA Margin	22.7%				25.2%	250 bps	260 bps

CSD & NANC volumes in Quinsa declined by 11.1% in the period driven by lower industry volumes in Argentina, partly compensated by solid volume growth in Uruguay. Poor weather conditions and tough comparatives versus Q408 also contributed to the volume decline observed in the period. Volumes for the FY09 declined by 7.4% as a result of weak industry conditions, mainly in Argentina.

Net Revenues/hl registered an organic growth of 20.6% in Q409 and 19.5% for the FY09, as a result of price increases in line with inflation implemented during 2009, together with revenue management initiatives.

COGS/hl increased by 11.2% in Q409 and by 10.9% for the FY09, which is below the level of inflation for both periods as a result of lower PET prices and productivity gains, which partly offset general inflation and higher costs of sugar and labor.

SG&A expenses, excluding depreciation and amortization, increased 13.1% for the Q409 and 18.5% for the FY09, as a result mostly of personnel related costs, investments behind our brands and general inflation.

Quinsa CSD & Nanc Normalized EBITDA increased 12.4% in the quarter and 24.8% for the FY09, standing at R$262.0 million and increasing margins by 260 bps.

Fourth Quarter 2009 Results March 04, 2010 Page 14

Canada – Labatt

Canada Results R$ million	4Q08	Scope	Currency Translation	Organic Growth	4Q09	% As Reported	% Organic
Volume ('000 hl)	2,893.5			(163.3)	2,730.2	-5.6%	-5.6%
Net Revenue	997.7		(150.4)	(27.2)	820.1	-17.8%	-2.7%
Net Revenue/hl	344.8		(55.1)	10.7	300.4	-12.9%	3.1%
COGS	(339.8)		49.4	4.3	(286.1)	-15.8%	-1.3%
COGS/hl	(117.5)		18.1	(5.5)	(104.8)	-10.8%	4.6%
Gross Profit	657.8		(100.9)	(22.9)	534.0	-18.8%	-3.5%
Gross Margin	65.9%				65.1%	-80 bps	-50 bps
SG&A excl. deprec.&amort.	(299.9)		(296.5)	(34.5)	(631.0)	110.4%	11.5%
SG&A deprec.&amort.	(17.7)		2.0	0.8	(14.9)	-16.0%	-4.7%
SG&A Total	(317.6)		53.1	(33.7)	(298.2)	-6.1%	10.6%
Other operating income/expenses	0.6		(4.4)	4.5	0.8	nm	nm
Normalized EBIT	340.8		(52.2)	(52.0)	236.6	-30.6%	-15.3%
Normalized EBIT Margin	34.2%				28.8%	-530 bps	-440 bps
Normalized EBITDA	406.8		(56.5)	(45.1)	305.2	-25.0%	-11.1%
Normalized EBITDA Margin	40.8%				37.2%	-360 bps	-350 bps

Canada Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported	% Organic
Volume ('000 hl)	11,747.0			(139.4)	11,607.5	-1.2%	-1.2%
Net Revenue	3,740.9		128.5	84.0	3,953.3	5.7%	2.2%
Net Revenue/hl	318.5		11.1	11.1	340.6	6.9%	3.5%
COGS	(1,220.2)		(43.6)	(76.7)	(1,340.4)	9.9%	6.3%
COGS/hl	(103.9)		(3.8)	(7.9)	(115.5)	11.2%	7.6%
Gross Profit	2,520.7		84.9	7.3	2,612.9	3.7%	0.3%
Gross Margin	67.4%				66.1%	-130 bps	-130 bps
SG&A excl. deprec.&amort.	(1,207.7)		(49.2)	1.5	(1,255.4)	4.0%	-0.1%
SG&A deprec.&amort.	(62.9)		(7.3)	16.8	(53.3)	-15.2%	-26.7%
SG&A Total	(1,270.6)		(56.5)	18.3	(1,308.8)	3.0%	-1.4%
Other operating income/expenses	23.2		(0.4)	(18.4)	4.4	nm	nm
Normalized EBIT	1,273.3		28.1	7.2	1,308.6	2.8%	0.6%
Normalized EBIT Margin	34.0%				33.1%	-90 bps	-60 bps
Normalized EBITDA	1,480.9		40.7	3.5	1,525.0	3.0%	0.2%
Normalized EBITDA Margin	39.6%				38.6%	-100 bps	-80 bps

In Q409, volumes declined by 5.6% due to a 1.9% decline in the Canadian beer industry and a 120 bps market share loss due to a more difficult competitive scenario. Total volumes in 2009 declined by 1.2% as the industry also contracted by 0.3% and our market share was 40 bps lower than in 2008.

Net Revenue/hl increased by 3.1% in the quarter and by 3.5% for the FY09. Almost half of this rise was driven by the increase in our share on the super premium segment resulting from the launch of Bud Light Lime (BLL). The remainder is explained by our price increases done during 2009.

COGS/hl increased 4.6% in Q409 mainly due to higher depreciation expenses and a lower dilution of fixed costs as a result of lower volumes.  Variable COGS/hl remained almost flat against Q408 as productivity and efficiency improvements offset higher aluminum and US dollar hedged rates. COGS/hl increased by 7.6% for the FY09 as a result of (i) higher import costs, (ii) higher aluminum and USD hedge rates and (iii) higher industrial depreciation.

SG&A expenses excluding depreciation and amortization was up 11.5% in Q409 and stayed almost flat for the FY09. The increase in the quarter is explained mainly by the phasing of some sales and marketing investments as well as some one-time expenses, while for the full-year we were able to fund these investments with internal production and administrative efficiencies.

Overall, EBITDA declined by 11.1% in the quarter and remained almost flat for the full year, with margins declining 350 bps and 80 bps respectively.

Fourth Quarter 2009 Results March 04, 2010 Page 15

Other Operating Income, net

Other operating income increased by R$37.8MM in the quarter, basically as a result of an increase in government grants and the reversal of provisions for losses from minority interest on subsidiaries with net liabilities recorded in December 2008, mainly due to the acquisition of Dominican Republic minority shareholders.

Other Operating income, net	4Q09	4Q08	YTD 09	YTD 08

R$ million

Government grants	114.0	60.9	303.7	238.3
Other tax credits	45.7	61.2	127.2	58.7
(Additions to)/Reversals of provisions	9.0	(32.3)	14.6	(29.1)
Net gain on disposal of property, plant and equipment and intangible assets	9.0	16.7	29.8	46.6
Other income	(16.0)	17.4	63.9	69.0

	161.7	123.9	539.3	383.5

Special items

Special items totaled R$196.6 million income in 2009, compared to R$59.2 million special losses in 2008, primarily due to gains from perpetual license for Labatt family brands in the USA.

Special items	4Q09	4Q08	YTD09	YTD08

R$ million

Restructuring	(3.5)	(8.6)	(42.8)	(20.6)
Gain from perpetual license for Labatt brands in the USA	-	-	239.4	-
Merger and acquisition activities (M&A)		(17.1)		(17.1)
Disputes		(21.6)		(21.6)

	(3.5)	(47.3)	196.6	(59.2)

Fourth Quarter 2009 Results March 04, 2010 Page 16

Net Financial Results

AmBev’s net financial result improved by R$164.9 million in Q4 2009 mainly because of: (i) lower net interest expenses due the retirement of certain debt that matured during the period and was not renewed (see debt note below); (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy and (iii) higher other financial expenses.

These three factors also explain net interest expense decline of R$ 208.7MM for the full year.

Breakdown of Net Financial Results	4Q09	4Q08	YTD 09	YTD 08
R$ million

Interest income	45.4	11.2	169.3	89.1
Interest expenses	(146.1)	(333.1)	(812.5)	(1,200.5)
Gains (losses) on derivative instruments	(50.4)	(17.6)	(167.6)	26.2
Gains/(losses) on non-derivative instruments	47.8	25.4	2.6	-
Taxes on financial transactions	(13.7)	(23.5)	(48.5)	(64.0)
Other financial expenses, net	(47.9)	6.8	(125.5)	(41.6)

Net Financial Results	(164.8)	(330.7)	(982.1)	(1,190.8)

	December 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	359.9	2,111.7	2,471.6	2,883.2	1,579.7	4,462.9
Foreign Currency	441.2	4,348.5	4,789.7	705.0	5,489.9	6,194.9
Consolidated Debt	801.1	6,460.2	7,261.2	3,588.2	7,069.6	10,657.8

Cash and Equivalents			4,042.9			3,298.9
Short-Term Investiments			-			0.1

Net Debt			3,218.3			7,358.9

The Company’s total debt decreased from R$10,657.8 million in December 2008 to R$7,261.2 million in December 2009. This decrease results from the payment of certain debt which matured in the period, amounting to approximately R$1.7 billion on April 13th, and about R$0.8 billion in debt related to our Debentures 2009 on July 1st. At the same time, during June we obtained around R$400 million from BNDES to support our investments in Brazil such as our new plant in the state of Minas Gerais.

During 2009, we paid around R$3.6 billion in dividends and IOC to our shareholders.

Fourth Quarter 2009 Results March 04, 2010 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.9% in the period compared to 31.9% in Q4 2008. The effective tax rate in Q4 2009 was 29.1% compared to last year’s rate of 19.9%. The main reasons for the tax rate increase during the quarter are some hedge expenses that are non-deductible and tax deferred liabilities over earnings of foreign subsidiaries, plus a higher EBT which is taxable at full rate. These drivers also explain our effective tax rate of 26.9% for the full year of 2009 versus 21.8% in 2008.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	4Q09	4Q08	YTD 09	YTD 08
R$ million

Profit before tax	2,490.4	2,167.8	8,196.5	6,638.0

Adjustment on taxable basis
Non-taxable net financial and other income	(123.6)	(35.8)	(650.9)	(355.8)
Non-taxable intercompany dividends	0.6	(0.0)	-	(0.2)
Goverment grant related to sales taxes	(93.8)	(56.4)	(263.4)	(238.3)
Hedge Commodities Result	46.2	(20.1)	348.0	(34.3)
Expenses non-deductible for tax purposes	33.7	73.7	177.5	177.6
	2,353.5	2,129.2	7,807.7	6,186.9
Aggregated weighted nominal tax rate	32.9%	31.9%	32.5%	32.7%
Taxes – nominal rate	(774.0)	(679.0)	(2,540.6)	(2,022.5)

Adjustment on taxes expenses
Goverment grant on income tax	60.7	58.9	198.5	134.7
Tax savings from tax credits (interest attributed to shareholders’ equity)	87.9	80.4	346.8	337.4
Tax savings from goodwill amortization on tax books	32.7	63.6	142.8	174.0
Change in tax rate	-	6.1	-	6.1
Dividends withholding tax	(67.0)	(40.2)	(130.8)	(71.6)
Losses recognized in operations abroad, non- deductible	(22.2)	(11.3)	(47.5)	(40.7)
Other tax adjustment	(43.9)	89.1	(177.3)	35.3
Expense on income tax	(725.9)	(432.3)	(2,208.1)	(1,447.2)
Effective tax rate	29.1%	19.9%	26.9%	21.8%

Minority Interest

Minority interest in subsidiaries corresponded to a total income of R$26.5 million in Q4 2009 compared to an expense of R$ 34.4 million in Q4 2008. The main reason for this variation was the reversal of the provision for minorities, calculated over some companies of our HILA-ex operations that used to have net liabilities until Q4 2008.

Net Income

AmBev posted a net income of R$1,790.9 million in the period compared to R$1,701.1 million last year. The main reason for this increase was a better operating result, partly offset by higher effective tax rate in the period.

Fourth Quarter 2009 Results March 04, 2010 Page 18

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures used by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (ii) Share of results of associates, (iv) Net Financial Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	4Q09	4Q08	YTD 09	YTD 08
Net Income - AmBev holders	1,790.9	1,701.1	5,986.0	5,119.1
Minority interest	(26.5)	34.4	2.3	71.8
Income tax expense	725.9	432.3	2,208.1	1,447.2
Income Before Taxes	2,490.4	2,167.8	8,196.5	6,638.0
Share of results of associates	(0.2)	1.5	(0.7)	(2.3)
Net Financial Results	164.8	330.7	982.1	1,190.8
Special items	(3.5)	(47.3)	196.6	(59.2)
Normalized EBIT	2,658.5	2,547.3	8,981.3	7,885.7
Depreciation & Amortization	362.9	418.5	1,379.8	1,288.6
Normalized EBITDA	3,021.3	2,965.8	10,361.1	9,174.3

Shareholding Structure

The table below shows AmBev’s shareholding structure as of December 31, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	256,457,877	74.0%	124,954,484	46.3%	381,412,361	61.9%
FAHZ	58,579,251	16.9%	0	0.0%	58,579,251	9.5%
Market	31,436,765	9.1%	145,007,845	53.7%	176,444,610	28.6%
Outstanding	346,473,893	100.0%	269,962,329	100.0%	616,436,222	100.0%
Treasury	120,679		431,082		551,761
TOTAL	346,594,572		270,393,411		616,987,983
Free float BM&FBovespa	30,445,750	8.8%	96,802,017	35.9%	127,247,767	20.6%
Free float NYSE	991,015	0.3%	48,205,828	17.9%	49,196,843	8.0%

Fourth Quarter 2009 Results March 04, 2010 Page 19

Q4 2009 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	March 04th, 2009 (Thursday)

Time:	13:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1(800) 860-2442
	International participants	+ 1(412) 858-4600

Code:	AmBev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on AmBev´s website: www.ambev.com.br / Investidores / 4Q09 Webcast (please click on US Flag for the website´s english version).

Playback: The conference call replay through internet will be available one hour after conclusion at AmBev´s website: www.ambev.com.br/Investidores/4Q09 Webcast. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 437655# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

www.ambev.com/investidores/

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

The consolidated financial data of Companhia de Bebidas das Americas - AmBev presented in this release, is presented according to the International Financial Reporting Standards - IFRS, as issued by International Accounting Standards Board - IASB, based on the audited financial information. The non-financial information, as well as other operating information, was not included in the scope of the independent auditors audit.

SUPPLEMENTAL FINANCIAL INFORMATION Fourth quarter 2009 Results March 04 , 2010 Pág. 20

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%
Volumes (000 hl)	23,751	21,184	12.1%	8,400	7,618	10.3%	32,150	28,802	11.6%	10,269	10,565	-6.5%	1,883	1,696	11.0%	2,730	2,893	-5.6%	47,033	43,956	6.1%

R$ million
Net Sales	3,858.8	3,242.8	19.0%	800.4	699.1	14.5%	4,659.2	3,941.9	18.2%	1,061.1	1,233.1	10.6%	238.2	192.9	33.2%	820.1	997.7	-2.7%	6,778.6	6,365.5	13.9%
% of Total	56.9%	50.9%		11.8%	11.0%		68.7%	61.9%		15.7%	19.4%		3.5%	3.0%		12.1%	15.7%		100.0%	100.0%
COGS	(1,118.6)	(952.4)	17.4%	(313.2)	(274.0)	14.3%	(1,431.8)	(1,226.4)	16.7%	(379.6)	(493.8)	-0.4%	(154.1)	(139.6)	6.3%	(286.1)	(339.8)	-1.3%	(2,251.6)	(2,199.6)	9.5%
% of Total	49.7%	43.3%		13.9%	12.5%		63.6%	55.8%		16.9%	22.4%		6.8%	6.3%		12.7%	15.4%		100.0%	100.0%
Gross Profit	2,740.3	2,290.4	19.6%	487.1	425.0	14.6%	3,227.4	2,715.4	18.9%	681.6	739.3	18.0%	84.1	53.3	103.4%	534.0	657.8	-3.5%	4,527.0	4,165.9	16.3%
% of Total	60.5%	55.0%		10.8%	10.2%		71.3%	65.2%		15.1%	17.7%		1.9%	1.3%		11.8%	15.8%		100.0%	100.0%
SG&A	(1,171.6)	(904.4)	29.5%	(204.5)	(159.1)	28.5%	(1,376.1)	(1,063.5)	29.4%	(221.8)	(245.6)	20.6%	(134.2)	(115.8)	21.4%	(298.2)	(317.6)	10.6%	(2,030.3)	(1,742.5)	24.2%
% of Total	57.7%	51.9%		10.1%	9.1%		67.8%	61.0%		10.9%	14.1%		6.6%	6.6%		14.7%	18.2%		100.0%	100.0%
Other operating income, net	121.4	56.4	115.4%	46.2	38.2	21.0%	167.6	94.6	77.2%	(5.5)	21.4	nm	(1.2)	7.3	nm	0.8	0.6	nm	161.7	123.9	53.4%
% of Total	75.1%	45.5%		28.6%	30.8%		103.6%	76.3%		-3.4%	17.2%		-0.7%	5.9%		0.5%	0.5%		100.0%	100.0%
Normalized EBIT	1,690.1	1,442.4	17.2%	328.8	304.1	8.1%	2,018.9	1,746.5	15.6%	454.3	515.1	13.7%	(51.3)	(55.1)	nm	236.6	340.8	-15.3%	2,658.5	2,547.3	12.6%
% of Total	63.6%	56.6%		12.4%	11.9%		75.9%	68.6%		17.1%	20.2%		-1.9%	-2.2%		8.9%	13.4%		100.0%	100.0%
Normalized EBITDA	1,836.0	1,646.2	11.5%	383.8	354.0	8.4%	2,219.8	2,000.2	11.0%	518.0	588.1	13.3%	(21.6)	(29.5)	nm	305.2	406.8	-11.1%	3,021.3	2,965.8	9.1%
% of Total	60.8%	55.5%		12.7%	11.9%		73.5%	67.4%		17.1%	19.8%		-0.7%	-1.0%		10.1%	13.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.0%	-29.4%		-39.1%	-39.2%		-30.7%	-31.1%		-35.8%	-40.0%		-64.7%	-72.4%		-34.9%	-34.1%		-33.2%	-34.6%
Gross Profit	71.0%	70.6%		60.9%	60.8%		69.3%	68.9%		64.2%	60.0%		35.3%	27.6%		65.1%	65.9%		66.8%	65.4%
SG&A	-30.4%	-27.9%		-25.5%	-22.8%		-29.5%	-27.0%		-20.9%	-19.9%		-56.3%	-60.0%		-36.4%	-31.8%		-30.0%	-27.4%
Other operating income, net	3.1%	1.7%		5.8%	5.5%		3.6%	2.4%		-0.5%	1.7%		-0.5%	3.8%		0.1%	0.1%		2.4%	1.9%
Normalized EBIT	43.8%	44.5%		41.1%	43.5%		43.3%	44.3%		42.8%	41.8%		-21.5%	-28.6%		28.8%	34.2%		39.2%	40.0%
Normalized EBITDA	47.6%	50.8%		48.0%	50.6%		47.6%	50.7%		48.8%	47.7%		-9.1%	-15.3%		37.2%	40.8%		44.6%	46.6%

Per Hectoliter - (R$/hl)
Net Sales	162.5	153.1	6.1%	95.3	91.8	3.8%	144.9	136.9	5.9%	103.3	116.7	17.6%	126.5	113.7	18.2%	300.4	344.8	3.1%	144.1	144.8	7.3%
COGS	(47.1)	(45.0)	4.8%	(37.3)	(36.0)	3.7%	(44.5)	(42.6)	4.6%	(37.0)	(46.7)	6.3%	(81.9)	(82.3)	-6.7%	(104.8)	(117.5)	4.6%	(47.9)	(50.0)	3.1%
Gross Profit	115.4	108.1	6.7%	58.0	55.8	3.9%	100.4	94.3	6.5%	66.4	70.0	25.1%	44.7	31.4	83.4%	195.6	227.3	2.3%	96.3	94.8	9.5%
SG&A	(49.3)	(42.7)	15.5%	(24.3)	(20.9)	16.6%	(42.8)	(36.9)	15.9%	(21.6)	(23.2)	27.8%	(71.3)	(68.3)	7.2%	(109.2)	(109.8)	17.2%	(43.2)	(39.6)	16.9%
Other operating income, net	5.1	2.7	92.1%	5.5	5.0	9.7%	5.2	3.3	58.8%	(0.5)	2.0	-52.4%	(0.6)	4.3	-3.4%	0.3	0.2	766.4%	3.4	2.8	44.1%
Normalized EBIT	71.2	68.1	4.5%	39.1	39.9	-1.9%	62.8	60.6	3.6%	44.2	48.8	20.6%	(27.3)	(32.5)	-65.2%	86.7	117.8	-10.2%	56.5	58.0	6.2%
Normalized EBITDA	77.3	77.7	-0.5%	45.7	46.5	-1.7%	69.0	69.4	-0.6%	50.4	55.7	20.2%	(11.5)	(17.4)	-68.6%	111.8	140.6	-5.8%	64.2	67.5	2.9%

SUPPLEMENTAL FINANCIAL INFORMATION Fourth quarter 2009 Results March 04 , 2010 Pág. 21

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	76,278	69,961	12.1%	27,120	25,133	8.1%	103,398	95,094	9.4%	33,319	33,698	-3.9%	6,398	6,424	-0.4%	11,608	11,747	-1.2%	154,722	146,963	5.1%

R$ million
Net Sales	12,064.7	10,759.5	12.5%	2,567.4	2,299.2	11.9%	14,632.1	13,058.7	12.4%	3,826.5	3,300.4	15.4%	782.1	613.2	13.1%	3,953.3	3,740.9	2.2%	23,194.0	20,713.2	11.1%
% of Total	52.0%	51.9%		11.1%	11.1%		63.1%	63.0%		16.5%	15.9%		3.4%	3.0%		17.0%	18.1%		100.0%	100.0%
COGS	(3,411.9)	(3,224.3)	6.7%	(999.4)	(956.9)	4.8%	(4,411.3)	(4,181.2)	6.3%	(1,490.8)	(1,395.3)	6.0%	(489.5)	(421.0)	0.0%	(1,340.4)	(1,220.2)	6.3%	(7,731.9)	(7,217.6)	5.8%
% of Total	44.1%	44.7%		12.9%	13.3%		57.1%	57.9%		19.3%	19.3%		6.3%	5.8%		17.3%	16.9%		100.0%	100.0%
Gross Profit	8,652.8	7,535.3	15.0%	1,568.0	1,342.3	16.9%	10,220.8	8,877.6	15.3%	2,335.8	1,905.1	22.4%	292.7	192.2	41.7%	2,612.9	2,520.7	0.3%	15,462.1	13,495.5	13.8%
% of Total	56.0%	55.8%		10.1%	9.9%		66.1%	65.8%		15.1%	14.1%		1.9%	1.4%		16.9%	18.7%		100.0%	100.0%
SG&A	(3,754.4)	(3,095.4)	22.3%	(630.0)	(516.5)	22.6%	(4,384.5)	(3,611.8)	22.4%	(855.1)	(727.3)	17.9%	(471.7)	(383.6)	7.6%	(1,308.8)	(1,270.6)	-1.4%	(7,020.1)	(5,993.3)	15.8%
% of Total	53.5%	51.6%		9.0%	8.6%		62.5%	60.3%		12.2%	12.1%		6.7%	6.4%		18.6%	21.2%		100.0%	100.0%
Other operating income, net	392.5	221.9	76.9%	131.1	87.6	49.6%	523.6	309.5	69.2%	(14.7)	24.7	nm	25.9	26.1	-13.9%	4.4	23.2	nm	539.3	383.5	37.2%
% of Total	72.8%	57.9%		24.3%	22.9%		97.1%	80.7%		-2.7%	6.4%		4.8%	6.8%		0.8%	6.0%		100.0%	100.0%
Normalized EBIT	5,290.8	4,661.8	13.1%	1,069.1	913.4	16.8%	6,359.9	5,575.2	13.7%	1,466.0	1,202.5	20.5%	(153.2)	(165.3)	nm	1,308.6	1,273.3	0.6%	8,981.3	7,885.7	13.5%
% of Total	58.9%	59.1%		11.9%	11.6%		70.8%	70.7%		16.3%	15.2%		-1.7%	-2.1%		14.6%	16.1%		100.0%	100.0%
Normalized EBITDA	5,883.7	5,286.5	10.9%	1,254.6	1,055.9	18.6%	7,138.3	6,342.4	12.2%	1,756.2	1,437.2	21.4%	(58.4)	(86.2)	nm	1,525.0	1,480.9	0.2%	10,361.1	9,174.3	12.3%
% of Total	56.8%	57.6%		12.1%	11.5%		68.9%	69.1%		17.0%	15.7%		-0.6%	-0.9%		14.7%	16.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.3%	-30.0%		-38.9%	-41.6%		-30.1%	-32.0%		-39.0%	-42.3%		-62.6%	-68.7%		-33.9%	-32.6%		-33.3%	-34.8%
Gross Profit	71.7%	70.0%		61.1%	58.4%		69.9%	68.0%		61.0%	57.7%		37.4%	31.3%		66.1%	67.4%		66.7%	65.2%
SG&A	-31.1%	-28.8%		-24.5%	-22.5%		-30.0%	-27.7%		-22.3%	-22.0%		-60.3%	-62.6%		-33.1%	-34.0%		-30.3%	-28.9%
Other operating income, net	3.3%	2.1%		5.1%	3.8%		3.6%	2.4%		-0.4%	0.7%		3.3%	4.3%		0.1%	0.6%		2.3%	1.9%
Normalized EBIT	43.9%	43.3%		41.6%	39.7%		43.5%	42.7%		38.3%	36.4%		-19.6%	-27.0%		33.1%	34.0%		38.7%	38.1%
Normalized EBITDA	48.8%	49.1%		48.9%	45.9%		48.8%	48.6%		45.9%	43.5%		-7.5%	-14.1%		38.6%	39.6%		44.7%	44.3%

Per Hectoliter - (R$/hl)
Net Sales	158.2	153.8	2.4%	94.7	91.5	3.5%	141.5	137.3	2.7%	114.8	97.9	19.5%	122.2	95.5	13.6%	340.6	318.5	3.5%	149.9	140.9	5.7%
COGS	(44.7)	(46.1)	-2.9%	(36.8)	(38.1)	-3.1%	(42.7)	(44.0)	-2.9%	(44.7)	(41.4)	9.9%	(76.5)	(65.5)	0.5%	(115.5)	(103.9)	7.6%	(50.0)	(49.1)	0.7%
Gross Profit	113.4	107.7	4.6%	57.8	53.4	8.2%	98.8	93.4	5.3%	70.1	56.5	26.5%	45.7	29.9	42.2%	225.1	214.6	1.5%	99.9	91.8	8.3%
SG&A	(49.2)	(44.2)	11.3%	(23.2)	(20.6)	13.4%	(42.4)	(38.0)	11.8%	(25.7)	(21.6)	22.0%	(73.7)	(59.7)	8.0%	(112.8)	(108.2)	-0.3%	(45.4)	(40.8)	10.1%
Other operating income, net	5.1	3.2	61.4%	4.8	3.5	38.5%	5.1	3.3	54.9%	(0.4)	0.7	nm	4.0	4.1	nm	0.4	2.0	nm	3.5	2.6	30.5%
Normalized EBIT	69.4	66.6	2.9%	39.4	36.3	8.1%	61.5	58.6	3.9%	44.0	35.7	24.6%	(23.9)	(25.7)	nm	112.7	108.4	1.8%	58.0	53.7	8.0%
Normalized EBITDA	77.1	75.6	0.9%	46.3	42.0	9.8%	69.0	66.7	2.6%	52.7	42.7	25.5%	(9.1)	(13.4)	nm	131.4	126.1	1.4%	67.0	62.4	6.9%

Fourth quarter 2009 Results March 04, 2010 Page 22

CONSOLIDATED BALANCE SHEET
R$ million	December 2009	December 2008
Assets
Non-Current Assets
Property, plant and equipment	6,595.1	7,304.6
Goodwill	17,527.5	17,912.4
Intangible assets	1,932.6	2,492.9
Investments in associates	24.3	30.4
Investment securities	246.9	317.4
Deferred tax assets	1,368.5	1,817.8
Employee benefits	13.7	19.9
Trade and other receivables	2,089.3	2,624.2
Total Non-Current Assets	29,797.8	32,519.6

Current assets
Investment securities	73.3	0.1
Inventories	1,488.1	2,018.1
Income tax receivable	986.2	479.7
Trade and other receivables	3,652.5	3,428.7
Cash and cash equivalents	4,042.9	3,298.9
Assets held for sale	60.2	67.9
	10,303.2	9,293.3

Total Assets	40,101.0	41,813.0

Equity and Liabilities
Equity
Issued capital	6,832.1	6,602.0
Reserves	(1,365.6)	321.5
Retained earnings	16,550.9	13,864.0
Equity attributable to equity holders of AmBev	22,017.5	20,787.5
Minority interests	278.7	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,460.2	7,069.6
Employee benefits	767.9	784.3
Deferred tax liabilities	502.2	821.2
Trade and other payables	663.6	626.4
Provisions	919.4	962.9
	9,313.2	10,264.3

Current liabilities
Bank overdrafts	18.6	18.8
Interest-bearing loans and borrowings	801.1	3,588.2
Income tax payable	1,296.0	680.8
Trade and other payables	6,279.9	6,147.5
Provisions	96.2	101.8
	8,491.7	10,537.1

Total equity and liabilities	40,101.0	41,813.0

Fourth quarter 2009 Results March 04, 2010 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	4Q09	4Q08	YTD 09	YTD 08

Net sales	6,778.6	6,365.5	23,194.0	20,713.2
Cost of sales	(2,251.6)	(2,199.6)	(7,731.9)	(7,217.6)
Gross profit	4,527.0	4,165.9	15,462.1	13,495.5

Sales and marketing expenses	(1,583.8)	(1,449.9)	(5,542.0)	(4,956.3)
Administrative expenses	(446.4)	(292.5)	(1,478.0)	(1,037.0)
Other operating income, net.	161.7	123.8	539.3	383.5
Special items above EBIT	(3.5)	(47.3)	196.6	(59.2)

Income from operations (EBIT)	2,655.0	2,500.0	9,177.9	7,826.5

Net Financial Results	(164.8)	(330.7)	(982.1)	(1,190.8)
Share of results of associates	0.2	(1.5)	0.7	2.3

Income before income tax	2,490.4	2,167.8	8,196.5	6,638.0

Income tax expense	(725.9)	(432.3)	(2,208.1)	(1,447.2)

Net Income	1,764.4	1,735.5	5,988.3	5,190.9
Attributable to:
AmBev holders	1,790.9	1,701.1	5,986.0	5,119.1
Minority interest	(26.5)	34.4	2.3	71.8

Nº of basic shares outstanding (millions)	616.4	614.0	615.5	613.8
Nº of diluted shares outstanding (millions)	617.3	614.5	616.4	614.3

Basic earnings per share – preferred	3.06	2.92	10.25	8.79
Basic earnings per share – common	2.78	2.65	9.32	7.99
Diluted earnings per share– preferred	3.06	2.92	10.23	8.78
Diluted earnings per share– common	2.78	2.65	9.30	7.98

Fourth quarter 2009 Results March 04, 2010 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	4Q09	4Q08	YTD 09	YTD 08
Cash Flows from Operating Activities
Net income for the period	1,764.4	1,735.5	5,988.3	5,190.9
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	360.2	418.2	1,376.5	1,290.7
Impairment losses on receivables and inventories	12.2	19.2	74.7	56.0
Additions/(reversals) in provisions and employee benefits	28.6	81.1	119.9	190.8
Net financing cost	164.8	330.7	982.1	1,190.8
Other non-cash items included in net income	34.8	24.5	(30.2)	7.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	(6.5)	(16.0)	(27.5)	(20.0)
Loss/(gain) on assets held for sale	(2.5)	(0.7)	(2.3)	(26.6)
Equity-settled share-based payment expense	61.5	16.7	134.7	57.8
Income tax expense	725.9	432.3	2,208.1	1,447.2
Share of result of associates	(0.2)	1.5	(0.7)	(2.3)
Cash flow from operating activities before changes in working capital and use of provisions	3,143.2	3,043.1	10,823.7	9,383.1
Decrease/(increase) in trade and other receivables	(399.5)	(581.9)	(398.5)	(202.5)
Decrease/(increase) in inventories	(43.7)	(367.3)	190.4	(395.3)
Increase/(decrease) in trade and other payables	1,053.0	1,489.3	(98.8)	710.9
Cash generated from operations	3,753.0	3,583.2	10,516.8	9,496.2
Interest paid	(270.4)	(117.3)	(1,165.0)	(976.9)
Interest received	75.9	8.2	158.6	92.6
Income tax paid	(250.9)	(577.2)	(813.3)	(1,579.4)
Cash flow from operating activities	3,307.6	2,896.9	8,697.0	7,032.6
Proceeds from sale of property, plant and equipment	13.3	(49.5)	88.5	53.9
Proceeds from sale of intangible assets	0.1	(2.8)	-	18.1
Repayments of loans granted	0.5	0.0	1.5	0.7
Acquisition of subsidiaries, net of cash acquired	17.8	-	(44.5)	-
Purchase of minority interest	(37.3)	(8.1)	(88.9)	(691.9)
Acquisition of property, plant and equipment	(551.1)	(713.5)	(1,306.2)	(1,782.0)
Acquisition of intangible assets	(23.8)	(12.4)	(132.6)	(175.3)
Net proceeds/(acquisition) of debt securities	207.5	50.1	(79.6)	231.4
Net proceeds/(acquisition) of other assets	7.0	3.0	10.0	131.0
Cash flow from investing activities	(366.1)	(733.1)	(1,551.9)	(2,214.1)
Capital increase	0.3	-	85.0	55.7
Proceeds from borrowings	(62.2)	571.8	1,291.6	6,502.8
Repayment of borrowings	(287.3)	(1,001.0)	(3,779.7)	(6,545.4)
Proceeds/repurchase of treasury shares	(3.5)	6.2	34.5	(600.6)
Cash net finance costs other than interests	(67.1)	57.9	7.8	(605.7)
Payment of finance lease liabilities	(3.0)	(3.5)	(7.7)	(10.8)
Dividend and interest on own capital paid	(2,312.8)	(663.5)	(3,560.5)	(2,801.8)
Cash flow from financing activities	(2,735.5)	(1,032.1)	(5,929.0)	(4,005.7)

Net increase/(decrease) in cash and cash equivalents	206.0	1,131.7	1,216.2	812.7

Cash and cash equivalents less bank overdrafts at beginning of year	3,851.8	2,007.8	3,280.0	2,240.9

Effect of exchange rate fluctuations	(33.5)	140.6	(471.9)	226.4

Cash and cash equivalents less bank overdrafts at end of year	4,024.3	3,280.0	4,024.3	3,280.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer